
13001915

ARC™ Document Solutions

2012 Annual Report

ARC™ Document Solutions

To Our Shareholders

If there is anything that these post-recession years have taught us, it is the truth of the old maxim, "The only thing constant in life is change." Nowhere was this more apparent than in the shift our customers demonstrated in the adoption of technology over conventional project-related printing.

Despite the dramatic change, ARC Document Solutions reported annual revenue for 2012 of $406.1 million, and a healthy gross margin of 30.4% – both of which are consistent with our strong performance throughout the recent downturn. Cash flow from operations was $38 million, our balance sheet remains strong, and our revolving credit line remains undrawn even after cash payments related to our restructuring in the fourth quarter.

During 2012 we continued to address change by refining our business model, pursuing new sources of revenue, and continuing to aggressively attack our costs. We optimized our footprint, flattened the management structure, and shifted our operations toward creating a comprehensive ecosystem for all of the documents generated in our customers' offices, not just those associated with construction projects.

While our customers may not be printing as much, they are generating more documents than ever before and there is a demonstrable need for a service provider who is technology-enabled and capable of storing, managing, distributing, archiving, and retrieving those documents. We have diversified our offerings to meet those needs, and we have become such a service provider.

If you're seeking evidence of such change in the following pages, I'll direct your attention to the way we are now reporting sales. Prior reports reflected three blended business lines, all dominated by activity in traditional reprographics. Going forward our sales are now being reported in five distinct categories – onsite services, color services, digital services, traditional reprographics, and the sale of equipment and supplies. This arrangement not only reveals our changing business, but it demonstrates the magnitude that those changes have had on the company over the past five years.

Our new services, much of our technology, and all of our new solutions are designed to address the shift in our customers' behavior, and will help build the company back from its losses during the construction downturn. The changes we've made, and the early but positive signs we're seeing as a result, support a brighter picture for the year ahead.

Finally, you'll note that we changed the formal name of our company to "ARC Document Solutions." We have emerged from these difficult years as a new and exciting company. We thought it only fitting to reflect those changes in our name.

Thanks, as always, for your continuing support, and for those of you who are new to our story, we look forward to sharing it with you in the months ahead.



K. Suriyakumar
Chairman, President and
Chief Executive Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 001-32407

ARC DOCUMENT SOLUTIONS, INC.
(Exact name of Registrant as specified in its Charter)

Delaware	**20-1700361**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

1981 N. Broadway, Suite 385
Walnut Creek, California 94596
(925) 949-5100
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.001 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Based on the closing price of $5.03 of the registrant's Common Stock on the New York Stock Exchange on June 29, 2012 (the last business day of the registrant's most recently completed second fiscal quarter), the aggregate market value of the voting common equity held by non-affiliates of the registrant on that date was approximately $191,552,193.

As of March 1, 2013, there were 46,257,765 shares of the Registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for its 2013 Annual Meeting of Stockholders scheduled to be held on May 3, 2013 are incorporated by reference in this Annual Report on Form 10-K in response Items 10, 11, 12, 13 and 14 of Part III.

ARC DOCUMENT SOLUTIONS, INC.
ANNUAL REPORT ON FORM 10-K

for the fiscal year ended December 31, 2012

Table of Contents

ARC DOCUMENT SOLUTIONS, INC.
2012 ANNUAL REPORT ON FORM 10-K

Effective December 31, 2012, American Reprographics Company changed its name to ARC Document Solutions, Inc. See Item 1 "Business — Our Company" for additional information.

In this Annual Report on Form 10-K, "ARC Document Solutions," "ARC," "the Company," "we," "us," and "our" refer to ARC Document Solutions, Inc., a Delaware corporation, and its consolidated subsidiaries, unless the context otherwise dictates.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this Annual Report on Form 10-K, the words "believe," "expect," "anticipate," "estimate," "intend," "plan," "project," "target," "likely," "will," "would," "could," and variations of such words and similar expressions as they relate to our management or to the Company are intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated herein. We have described in Part I, Item 1A-"Risk Factors" a number of factors that could cause our actual results to differ from our projections or estimates. These factors and other risk factors described in this report are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, you are cautioned not to place undue reliance on such forward-looking statements.

Except where otherwise indicated, the statements made in this Annual Report on Form 10-K are made as of the date we filed this report with the Securities and Exchange Commission and should not be relied upon as of any subsequent date. All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation, and specifically disclaim any obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should, however, consult further disclosures we make in future filings of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and any amendments thereto, as well as our proxy statements.

TRADEMARKS AND TRADE NAMES

We own or have rights to a number of trademarks, service marks, and trade names that we use in conjunction with the operation of our business, including the name and design mark "ARC American Reprographics Company ®," "PlanWell ®," "PlanWell PDS ®," "PlanWell Enterprise ℠," and various design marks associated therewith. The combined name of "ARC Document Solutions" is currently undergoing registration with the United States Patent and Trademark Office (USPTO), In addition, we own or have rights to various trademarks, service marks, and trade names that we use regionally in conjunction with the operation of our segments. This report also includes trademarks, service marks and trade names of other companies.

PART I

Item 1. *Business*

Our Company

ARC Document Solutions, Inc. ("ARC Document Solutions," "ARC," "we," "us," or "our"), a Delaware corporation, provides specialized document solutions to businesses of all types, with an emphasis on the non-residential segment of the architecture, engineering and construction ("AEC") industry. We help our customers reduce their costs and improve efficiency in the use of their documents, improve their access and control over documents, and offer a wide variety of ways to print, produce, and store documents.

Our offerings include:

Managed Print Services ("MPS") — An onsite service where we install a complete document solution platform in our customers' offices on an outsourced basis. We use our proprietary software, Abacus, to capture, control, manage, print, and store documents. We also supply, maintain, and manage entire office printing networks, including printing equipment. We bill for this service on a per-use basis and issue a single consolidated invoice.

Facilities Management ("FM") — An onsite service where we install large-format print devices and other related equipment in our customers' offices on an outsourced basis, primarily for construction-related project printing. We provide customers with complete cost recovery programs enabled by our proprietary software, Abacus, which allows our customers to capture and pass through their project expenses related to print. We bill for this service on a per-use basis and issue a single consolidated invoice.

Offsite Services — We operate more than 170 offsite service centers in major metropolitan markets in the U.S. and abroad which offer our MPS and FM customers flexibility and overflow capacity during peak workloads, as well as local support and maintenance staff. Our service centers also provide local AEC customers with high-volume, project-related printing of construction documents, and increasingly support and enhance our customers' scanning needs in archive and information management ("AIM") services.

Digital Shipping / Managed File Transfer — We enable our customers to "distribute-then-print" documents rather than printing locally and then shipping physical documents to their final destination. Using our cloud-based software, ishipdocs, we save our customers time, money, and support their "green" business practices by digitally transmitting document files closest to their delivery point, and then printing and delivering locally from an ARC service center or in one of our partner locations around the world.

Archive and Information Management ("AIM") — We address our customers' needs for archiving information and intellectual property by scanning existing paper documents, organizing them, and storing them in a secure and searchable database in the cloud. We also offer the ability to archive documents as they are printed.

Specialized Color Printing — ARC operates a nationwide network of production centers focused on color printing, finishing, and assembly of graphic materials for regional and national retailers, franchises, marketing departments, theme parks, and cultural institutions.

Software and Web-Based Document Management Applications — We develop and offer proprietary tools to our customers that facilitate project collaboration, manage print networks, track equipment fleets, create and maintain project document archives, and other document management tasks.

Equipment and Supplies Sales — We sell equipment and supplies primarily to customers in the AEC industry and provide ancillary services such as service, maintenance, and supplies.

The combination of our services allow us to provide a comprehensive document management ecosystem where any document, anywhere in the enterprise, can be captured, stored, managed, accessed, and distributed from anywhere in the world.

Our online services are administered via a powerful cloud solution providing best-in-class speed, reliability, scalability and reliability. As part of our business line diversification in 2012, the company also made significant progress in expanding the capabilities of its cloud-based services for mobile platforms.

We believe we are the largest document solutions provider to the AEC market in North America, and the only national provider offering onsite, offsite and cloud-based document solutions for regional, national and global customers. We offer comprehensive services across geographical boundaries and frequently bill under a single monthly invoice, consolidating purchasing, vendor relations, and administration for companies seeking a unified document management platform.

We serve our clients onsite in their offices in nearly 7,000 locations, and via a combination of more than 170 service centers, a variety of web-based applications and software, and a global network of service partners. We operate in major metropolitan markets across the U.S., with significant operations in China and Canada, and we have a growing presence in the United Kingdom and India.

As our origins lie in reprographics industry and we still maintain robust reprographics operations, we also believe that ARC remains the largest reprographics company in the United States as measured by revenue, number of customers, and number of service centers.

Our base of more than 90,000 customers includes more than 100 of the largest architectural, engineering, and construction firms. Our legacy as the largest reprographics company in U.S. has allowed us to leverage our relationships, domain expertise, and national presence as we have evolved into a technology-enabled document solutions company.

Our largest customers are served by a corporate sales force called Global Solutions. This sales force is focused on large regional and national customers. Our diverse customer base results in no individual customer accounting for more than 4% of ARC's overall revenue.

American Reprographics Holdings L.L.C. ("Holdings"), was formed in 1997 and, in 2005, was reorganized into a Delaware corporation and conducted an initial public offering. While our service centers historically marketed their offerings under local brand names, the AEC market has consolidated in recent years and we believe that national service providers have a greater marketing advantage. In January of 2011, we consolidated our operations under a single brand, "ARC," to highlight the scope and scale of our business. At the end of 2012 we formally updated our Delaware corporate name to "ARC Document Solutions, Inc.," leaving our New York Stock Exchange ticker symbol "ARC," unchanged. We conduct our operations through our wholly-owned subsidiary, American Reprographics Company, L.L.C., a California limited liability company, and its subsidiaries.

Principal Products and Services

ARC Document Solutions service and product offerings are reported under the following revenue categories:

Onsite Services consists of MPS and FM service offerings.

Digital Services consists of digital document management services of all kinds, including AIM, "digital shipping" and managed file transfer, software licensing, and technology consulting services.

Color Services consists of specialized digital color printing and finishing services for our non-AEC and traditional AEC customer base. This includes services provided under our Riot Creative Imaging brand.

Traditional Reprographics consists of the management, distribution and print-on-demand of black and white construction drawings (frequently referred to as "blueprints") and specification books, with the majority of its revenue reported from the sale of large- and small-format black and white printing.

Equipment and Supplies consists of reselling printing, imaging, and related equipment to customers primarily in the AEC industry.

Operations

Our products and services are available from any of ARC Document Solutions' more than 170 service centers around the world, and nearly all of our services can be made available in our customers' offices. Our geographic presence is concentrated in the U.S., with additional service centers in Canada, China, India, and the United Kingdom. Our corporate headquarters are located in Walnut Creek, California.

ARC Document Solutions has historically pursued acquisitions to expand its share of the reprographics market and enhance its geographic footprint to serve its larger customers. Since the company's inception we have acquired more than 140 companies. As we have consolidated, diversified our service offerings, and optimized our operations during the past several years, we plan to limit acquisition activity in the near future and instead focus on "organic" sales growth. Our origin as a company was in California, and our early acquisition activity was concentrated there. Thus we still derive 31% of our total revenue from California.

We operate a technology center in Silicon Valley with approximately 25 employees who develop, maintain, and support our software that enables and enhances the services we provide. We operate a similar facility in Kolkata, India, with approximately 70 employees who support our research and development efforts. All of our production facilities are connected via a high-performance, dedicated, wide-area network, to facilitate data transmissions to and from our customers and our operating facilities. We employ a combination of proprietary and industry-leading technology to provide redundancy, backup and security of all data in our system.

Historically, the majority of ARC Document Solutions' revenue has been derived from the seasonal non-residential construction market. While our Traditional Reprographics business is still influenced by the nature of building cycles, our remaining offerings are less so. Onsite Services are driven by the desire to improve business processes and the reduction of costs in print management. Color Services are affected by retail marketing calendars, advertising campaigns, as well as the marketing needs of our architectural and real estate development clients. Our Digital Services are influenced by the desire for document workflow improvements and our ability to market our technology-based solutions. Equipment and Supplies sales are driven by purchasing cycles of individual customers, as well as by new features and advancements by manufacturers.

As of December 31, 2012, the company employed approximately 2,600 employees, with no meaningful representation by labor unions. We believe our employee relations are good.

Our Customers and Markets

ARC Document Solutions serves both the enterprise and project needs of companies primarily within AEC industry. Our customers include senior management teams, IT and procurement departments, project architects, engineers, general contractors, and others.

The mix of services demanded by the AEC industry continues to shift toward document management for a wide variety of document types provided at customer locations (represented primarily by our Onsite Services), and away from its historical emphasis on printing of large-format black and white construction drawings "offsite" in our service centers (represented primarily by our Traditional Reprographics). We believe the market forces of the recent recession and its aftermath are forcing our customers in the construction industry to increase efficiency in their production and distribution of printed documents, reduce their dependence on print as it relates to construction projects, and to improve access and control over all the documents related to their business. We also believe that consolidation activity in the AEC industry is influencing this trend as companies seek to reduce costs, eliminate redundant business practices, and procure products and services from vendors who can centrally serve their business with a comprehensive offering.

We believe that these trends are advantageous for ARC Document Solutions for four reasons: first, we are well-positioned to provide our customers with software, web applications, and cloud-based offerings to meet their demand for technology-enabled services; second, our diversification into services such as MPS allow us to capture revenue streams that are less exposed to the volatility and cyclicality of project-related printing; third, as our customers merge, consolidate, and grow larger, we believe ARC Document Solutions becomes a more compelling choice because of our uniquely extensive geographic reach and ability to act as a single-source supplier of document solutions; and fourth, our market-leading presence as a traditional reprographer in major metropolitan areas allows us to capture large-format printing and document management work associated with building projects.

In addition to the AEC industry, we also provide document management and printing services to the retail, technology, entertainment, and healthcare industries, among others. A significant portion of our non-AEC revenues are derived from supplying Color Services to customers with short-run, frequently updated promotional, advertising and marketing materials. We began to market these services in 2010 under a separate brand known as Riot Creative Imaging. Likewise, our Digital Services appeal to companies outside of the construction industry, but with similar document management needs, including manufacturers, airlines, and healthcare/hospital companies.

In general, ARC Document Solutions addresses customers based on customer size and geographic reach. ARC serves smaller customers in local markets which tend to be highly-fragmented with a wide variety of specialized business practices. ARC tailors its local offerings for this important customer base to align with local market expectations. ARC serves large regional, national and international customers with a corporate sales force called Global Solutions. These customers often consolidate purchasing and the acquisition of services through a single corporate department, and seek centralized management of document solutions.

Competition

The level of competition varies in each of the areas in which we provide services. We believe service levels, breadth of offering, terms and conditions, price, quality, responsiveness, and convenience to the customer are competitive elements in each of the industry segments in which we compete.

In our Traditional Reprographics and Color Services businesses, local copy shops and self-serve franchises are often aggressive competitors for printing business, but rarely offer the breadth of document management and logistics services we do. In addressing larger local and regional customers, there are several companies that provide reprographic and onsite print services but in general, these companies cannot provide or integrate software or technology that enables digital management of documents and centralized cost control management that ARC provides. With regard to large national and international customers, there are no other document solutions companies in the U.S. with the national presence and global reach that ARC Document Solutions has established, but we often compete against equipment manufacturers and business suppliers who offer some of the same products and services we do. Related services are offered by large printing/multifunctional device manufacturers such as Océ, Xerox, Canon, Konica Minolta, Ricoh and Sharp, but most offerings from these companies are focused on ultimately selling equipment as opposed to ARC Document Solutions' offering of comprehensive document management services.

We believe that we have a strong competitive position in the marketplace for the following important reasons:

Strong domain expertise: No other national vendor/service provider possesses the document management and technology expertise that we have in the AEC market. Construction professionals have highly specialized needs in document capture, short-term storage, management, fulfillment, distribution, and archival services. We believe our domain expertise is unmatched thanks to our legacy in reprographics and software development.

Customer relationships in AEC industry: Our relationships with our local customers frequently span generations, and we do business with nearly all of the top 100 AEC companies in the U.S. In addition, our Global Solutions sales force has established long-term contract relationships with more than 15 of the largest 50 AEC firms. We believe this provides a competitive advantage by leveraging our success through referrals.

Service center footprint: We possess an extensive national network of service centers creating an extraordinary distribution and customer service system that can cater to both large and small customers. We operate service centers in more than 150 cities in the U.S., and in 38 states. We also have a significant market presence in Canada, and growing operations in China, India and the UK. We are not aware of any other provider of MPS that has as extensive a network to supplement their onsite services and provide overflow and remote capabilities.

Equipment agnostic: We are not required to sell certain brands of equipment, nor do we manufacture equipment. We are free to place the products best suited for the required task in our own service centers or in our customers' offices, regardless of manufacturer. This, combined with the competitive market for printing and imaging products, provides ARC with an advantage relative to onsite service providers owned by equipment manufacturers.

Capabilities in a wide variety of formats: Several manufacturers who also market managed print services do not produce the full range of large- and small-format equipment demanded by the AEC, manufacturing, and building industries. In addition, we are not aware of any manufacturers that are able to provide the breadth of services and technology related to large- and small-format document production that we possess.

Unique combination Onsite, Offsite, and Cloud-based offerings: ARC is the only national company that integrates document production on customer sites (Onsite) with document production at company service centers (Offsite) with digital management of documents in the Cloud. We have proprietary technology built by our own development team of more than 90 employees that integrates with our production machines. We believe we are the only company that both develops document management software and manages the equipment that produces documents.

Suppliers and Vendors

ARC Document Solutions purchases or leases equipment for use in our production facilities and at our customers' sites. The Company also purchases paper, toner and other consumables for the operation of our and our customers' production equipment. As a high-volume purchaser, we believe we receive favorable prices as compared to other service providers, and price increases have been historically passed on to customers.

Our primary vendors of equipment, maintenance services, and reprographics supplies include Océ, Azerty, and Xpedx, a division of International Paper Company. Purchases from these vendors during 2012 comprised approximately 34% of our total purchases of inventory and supplies.

Research and Development

We conduct research and development to support our document management services, enhance our existing software and web-based applications, and create new proprietary technology products. In total, research and development amounted to $5.4 million, $4.9 million, and $4.7 million during the fiscal years ended December 31, 2012, 2011, and 2010, respectively.

Proprietary Rights

We rely on a combination of copyright, trademark and trade secret laws, license agreements, nondisclosure and non-competition agreements, reseller agreements, customer contracts, and technical measures to establish and protect our rights in our proprietary technology. We also rely on a variety of technologies that are licensed from third parties to perform key functions.

The combined name of "ARC Document Solutions" is currently undergoing registration with the United States Patent and Trademark Office (USPTO), and we have registered our historical combined name and design, "American Reprographics Company," as a trademark. We have registered "PlanWell" and "PlanWell PDS" as trademarks with the USPTO and in Canada, Australia and the European Union. We do not own any other registered trademarks or service marks, or any patents, that are material to our business.

For a discussion of the risks associated with our proprietary rights, see Item 1A — "Risk Factors — Our failure to adequately protect the proprietary aspects of our technology, including PlanWell and Abacus, may cause us to lose market share."

Executive Officers of the Registrant

The following sets forth certain information regarding all of our executive officers as of March 8, 2013:

Name	Age	Position
Kumarakulasingam Suriyakumar	59	Chairman, President and Chief Executive Officer Director
John E.D. Toth	43	Chief Financial Officer, Secretary
Rahul K. Roy	53	Chief Technology Officer
Dilantha Wijesuriya	51	Chief Operating Officer
Jorge Avalos	37	Chief Accounting Officer, Vice President Finance

Kumarakulasingam ("Suri") Suriyakumar has served as our President and Chief Executive Officer since June 1, 2007, and he served as the Company's President and Chief Operating Officer from 1991 until his appointment as Chief Executive Officer. On July 24, 2008, Mr. Suriyakumar was appointed Chairman of our Board of Directors. Mr. Suriyakumar served as an advisor of Holdings from March 1998 until his appointment as a director of the Company in October 2004. Mr. Suriyakumar joined Micro Device, Inc. (our predecessor company) in 1989. He became the Vice President of Micro Device, Inc. in 1990. Prior to joining the Company, Mr. Suriyakumar was employed with Aitken Spence & Co. LTD, a highly diversified conglomerate and one of the five largest corporations in Sri Lanka.

John E.D. Toth was appointed Chief Financial Officer and Secretary in July 2011. Prior to his joining the Company, Mr. Toth was Chief Financial Officer of Bell-Carter Foods, Inc., a $200 million privately-held company operating in the food manufacturing industry. From 2006 to 2008, Mr. Toth served as Chief Financial Officer of Fresh Express, Inc., a subsidiary of Chiquita Brands International, Inc. Mr. Toth began his career in investment banking where he was an analyst with Goldman, Sachs & Co. and later joined J.P. Morgan's investment banking division. From 2001 until 2006, Mr. Toth was a Managing Partner of Tennyson West, LLC, a boutique mergers and acquisitions advisory firm. Mr. Toth received a Master's Degree in Economics, and Bachelor's degree in Economics and Political Science, from Stanford University.

Rahul K. Roy joined Holdings as its Chief Technology Officer in September 2000. Prior to joining the Company, Mr. Roy was the founder, President and Chief Executive Officer of MirrorPlus Technologies, Inc., which developed software for the reprographics industry, from August 1993 until it was acquired by the Company in 1999. Mr. Roy also served as the Chief Operating Officer of InPrint, a provider of printing, software, duplication, packaging, assembly and distribution services to technology companies, from 1993 until it was acquired by the Company in 1999.

Dilantha Wijesuriya joined Ford Graphics, a division of the Company, in January of 1991. He subsequently became president of that division in 2001, and became a Company regional operations head in 2004, which position he retained until his appointment as the Company's Senior Vice President, National Operations in August 2008. Mr. Wijesuriya was appointed Chief Operating Officer of the Company on February 25, 2011. Prior to his employment with the Company, Mr. Wijesuriya was a divisional manager with Aitken Spence & Co. LTD, a highly diversified conglomerate and one of the five largest corporations in Sri Lanka.

Jorge Avalos was appointed Chief Accounting Officer/Vice President Finance of the Company on April 14, 2011. Mr. Avalos joined the Company in June 2006 as the Company's Director of Finance and became the Company's Corporate Controller in December 2006 and Vice President, Corporate Controller in December 2010. From March 2005 through June 2006, Mr. Avalos was employed with Vendare Media Group, an online network and social media company, as its controller. From September 1998 through March 2005, Mr. Avalos was employed with PricewaterhouseCoopers LLP, a global professional services firm focusing on audit and assurance, tax and advisory services, and left as an audit and assurance manager.

Available Information

ARC Document Solutions uses its corporate website, www.e-arc.com, as a channel for routine distribution of important information, including news releases, analyst presentations and financial information. The company files with or furnishes to the SEC Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports, as well as proxy statements and annual reports to shareholders, and, from time to time, other documents. The reports and other documents filed with or furnished to the SEC are available to investors on or through our corporate website free of charge as soon as reasonably practicable after we electronically file them with or furnish them to the SEC. In addition, the public may read and copy any of the materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site located at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, such as ARC Document Solutions, that file electronically with the SEC. ARC Document Solutions' SEC filings and other documents pertaining to the conduct of its business can be found on the "Investors" page of its website. These documents are available in print to any shareholder who requests a copy by writing or calling ARC Document Solutions as set forth on the "Info Request" link on the main "Investor" web page.

Item 1A. *Risk Factors*

Our business faces significant risks. The following risk factors could adversely affect our results of operations and financial condition and the price of our common stock. We may encounter risks in addition to those described below. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also impair or adversely affect our results of operations and financial condition.

Adverse domestic and global economic conditions and disruption of financial and commercial real estate markets could have a material adverse effect on our business and results of operations.

During the past several years, domestic and international financial markets have experienced significant disruption, including, among other things, extreme volatility and severely diminished liquidity and credit availability. These developments and the related severe domestic and international economic downturn, have continued to adversely affect our business and financial condition in a number of ways, including effects beyond those that were experienced in previous recessions. A prolonged economic downturn may adversely affect the ability of our customers and suppliers to obtain financing and to perform their obligations under agreements with us. These restrictions could result in a decrease in, or cancellation of, existing business, could limit new business, and could negatively affect our ability to collect on our accounts receivable on a timely basis, if at all. Although there have been recent signs of economic improvement, we are unable to predict the duration and severity of the current economic downturn and disruption in financial markets and their effects on our business and results of operations. These events may, in the aggregate, have a material adverse effect on our results of operations and financial condition.

A decline in the architectural, engineering and construction (AEC) industry could adversely affect our future revenue and profitability.

We estimate that customers in the AEC industry accounted for approximately 76% of our net sales for the year ended December 31, 2012. Our historical operating results reflect the cyclical and variable nature of the AEC industry. We believe that this industry generally experiences downturns several months after a downturn in the general economy and that there may be a similar delay in the recovery in the AEC industry following a recovery in the general economy. A downturn in the AEC industry would diminish demand for some of our products and services, and would therefore negatively affect our revenues and have a material adverse effect on our business, operating results and financial condition.

Because a significant portion of our overall costs are fixed, changes in economic activity, positive or negative, affect our results of operations.

Because approximately 45% of our overall costs were fixed for the year ended December 31, 2012, changes in economic activity, positive or negative, affect our results of operations. As a consequence, our results of operations are subject to volatility and could deteriorate rapidly in a prolonged environment of declining revenues. Failure to maintain adequate cash reserves and to effectively manage our costs could adversely affect our ability to offset our fixed costs and may have a material adverse effect on our results of operations and financial condition.

Impairment of goodwill may adversely affect future results of operations.

We have intangible assets, including goodwill and other identifiable acquired intangibles on our balance sheet due to prior acquisitions. Based on our goodwill impairment assessment, we recorded an impairment of $16.7 million during 2012.

The results of our impairment analysis are as of a particular point in time. If our assumptions regarding future forecasted revenue or profitability of our operating segments (or "reporting units") are not achieved, we may be required to record additional goodwill impairment charges in future periods, if any such change constitutes a triggering event prior to the quarter in which we perform our annual goodwill impairment test.

The reduction in our number of service center locations and employee headcount could adversely affect our future revenue and profitability.

During the fourth quarter of 2012, management implemented a restructuring plan which included the closure of 33 of our service centers and a reduction in our workforce of approximately 300 employees. The reduction in our service centers and headcount may lead to a reduction in revenue and profitability due to the loss of customers serviced through the closed locations.

Competition in our industry and innovation by our competitors may hinder our ability to execute our business strategy and adversely affect our profitability.

The markets for our products and services are highly competitive, with competition primarily at local and regional levels. We compete primarily based on the level and quality of customer service, technological leadership, product performance and price. Our future success depends, in part, on our ability to continue to improve our service and product offerings, and develop and integrate new technology solutions. In addition, current and prospective customers may decide to perform certain services themselves instead of outsourcing these services to us. These competitive pressures could adversely affect our sales and consolidated results of operations.

We also face the possibility that competition will continue to increase, particularly if copy and printing or business services companies choose to compete in lines of business similar to ours. Many of these companies are substantially larger and have significantly greater financial resources than us, which could place us at a competitive disadvantage. In addition, we could encounter competition in the future from large, well-capitalized companies such as equipment dealers and system integrators that can produce their own technology and leverage their existing distribution channels. Any such future competition could adversely affect our business and reduce our future revenue and profitability.

If we are unable to charge for our value-added services to offset declines in print volumes, our long-term revenue could decline.

Our customers value the ability to view and order prints over the internet and print to output devices in their own offices and other locations throughout the country and the world. In 2012, our Traditional Reprographics sales represented approximately 31% of our total net sales, and our Onsite Services represented approximately

27% of our total net sales. Both categories of revenue are generally derived from a charge per square foot of printed material. Future technology advances may further facilitate and improve our customers' ability to reduce print and the associated costs thereof. As technology continues to improve, this trend toward printing on an "as needed" basis could result in further decreased printing volumes and sales decline in the longer term. Failure to offset these declines in printing volumes by changing how we charge for our services and develop additional revenue sources could significantly affect our business and reduce our long term revenue, resulting in an adverse effect on our results of operations and financial condition.

We derive a significant percentage of net sales from within the State of California and our business could be disproportionately harmed by an economic downturn or natural disaster affecting California.

We derived approximately 31% of our net sales in 2012 from our operations in California. As a result, we are dependent to a large extent upon the AEC industry in California and, accordingly, are sensitive to economic factors affecting California, including general and local economic conditions, macroeconomic trends, and natural disasters (including earthquakes and wildfires). In recent years, the real estate development projects (both residential and non-residential) in California have significantly declined which, in turn, has resulted in a decline in sales from within the California-based AEC industry. Any adverse developments affecting California could have a disproportionately negative effect on our results of operations and financial condition.

Our growth strategy depends, in part, on our ability to successfully market and execute several different, but related, service offerings. Failure to do so could impede our future growth and adversely affect our competitive position.

As part of our growth strategy, we intend to continue to offer and grow a variety of service offerings that are relatively new to the company. Our efforts will be affected by our ability to acquire new customers for our new service offerings as well as sell the new service offerings to existing customers.

If we are unable to successfully monitor and manage our operations, our business and profitability could suffer.

Since 1997, we delegated the responsibility for marketing, pricing, and selling practices to local and operational managers. Over the past three years we have centralized, and continue to centralize, many of these functions, but during the transition period, if we do not successfully manage our operations under this decentralized operating structure, we risk having disparate results, lost market opportunities, lack of economic synergies, and a loss of vision and planning, all of which could harm our business and profitability.

We are dependent upon our vendors to continue to supply us equipment, parts, supplies, and services at comparable terms and price levels as the business grows.

Our access to equipment, parts, supplies, and services depends upon our relationships with, and our ability to purchase these items on competitive terms from our principal vendors. These vendors are not required to use us to distribute their equipment and are generally free to change the prices and other terms at which they sell to us. In addition, we compete with the selling efforts of some of these vendors. Significant deterioration in relationships with, or in the financial condition of, these significant vendors could have an adverse effect on our ability to sell equipment as well as our ability to provide effective service and technical support. If one of these vendors terminates or significantly curtails its relationship with us, or if one of these vendors ceases operations, we would be forced to expand our relationships with our other existing vendors or seek out new relationships with previously unused vendors.

Our failure to adequately protect the proprietary aspects of our technolog, including PlanWell and Abacus, may cause us to lose market share.

Our success depends on our ability to protect and preserve the proprietary aspects of our technology products. We rely on a combination of copyright, trademark and trade secret protection, confidentiality agreements, license agreements, non-competition agreements, reseller agreements, customer contracts, and technical measures to establish and protect our rights in our proprietary technologies. These protections, however, may not be adequate to remedy harm we suffer due to misappropriation of our proprietary rights by third parties. Furthermore, we may, from time to time, be subject to intellectual property litigation which can be expensive, a burden on management's time and our Company's resources, and the outcome of any such litigation may be uncertain.

In performing our document management services, we handle customers' confidential information. Our failure to protect our customers' confidential information against security breaches could damage our reputation, harm our business and adversely affect our results of operations.

Our document management services involve the handling of our customers' confidential information. Any compromise of security, accidental loss or theft of customer data in our possession could damage our reputation and expose us to risk of liability, which could harm our business and adversely affect our consolidated results of operation.

Added risks are associated with our international operations.

We have international operations in China, India, the United Kingdom and Canada. Approximately 13% of our revenues for fiscal 2012 were derived from our international operations, with approximately 8% derived from China. Our future revenues, costs of operations and net income could be adversely affected by a number of factors related to our international operations, including changes in economic conditions from country to country, changes in a country's political condition, trade protection measures, licensing and other legal requirements and local tax issues.

Our business could suffer if we fail to attract, retain, and successfully integrate skilled personnel

We believe that our ability to attract, retain, and successfully integrate qualified personnel is critical to our success. If we lose key personnel and/or are unable to recruit qualified personnel, our ability to manage the day-to-day aspects of our business will be adversely affected. In addition, the loss of the services of one or more members of our senior management team would disrupt our business and impede our ability to execute our business strategy.

Damage or disruption to our facilities, including our technology center, could impair our ability to effectively provide our services and may have a significant effect on our revenues, expenses and financial condition.

We currently store most of our customer data at our technology center located in Silicon Valley near known earthquake fault zones. Although we have redundant systems and offsite backup procedures in place, damage to or destruction of our technology center or a disruption of our data storage processes resulting from sustained process abnormalities, human error, acts of terrorism, violence, war or a natural disaster, such as fire, earthquake or flood, could have a material adverse effect on the markets in which we operate and on our business operations.

Although we currently maintain general property damage insurance, if we incur losses from uninsured events, we could incur significant expenses which would adversely affect our results of operations and financial condition.

Downgrades in our credit rating may adversely affect our business, financial condition and results of operations.

From time to time, independent credit rating agencies rate our credit worthiness. Credit market deterioration and its actual or perceived effects on our business, financial condition and results of operation, along with deterioration in general economic conditions, may increase the likelihood that major independent credit agencies will downgrade our credit rating. Any downgrade in our credit rating could increase our cost of borrowing, which would adversely affect our financial condition and results of operations, perhaps materially. Any downgrade in our credit rating may also cause a decline in the market price of our common stock.

Results of tax examinations may adversely affect our future results of operations.

We are subject to various tax examinations on an ongoing basis. Adverse results of tax examinations for income, payroll, value added, sales-based and other taxes may require future material tax payments if we are unable to sustain our position with the relevant jurisdiction. Where appropriate, we have made accruals for these matters which are reflected in our Consolidated Balance Sheets and Statements of Operations.

Our debt instruments impose operating and financial restrictions on us and, in the event of a default, would have a material adverse effect on our business and results of operations.

Our credit agreement and high-yield notes indenture impose operating and other restrictions on us and many of our subsidiaries.

A breach of any of these covenants could result in a default under our debt instruments. If any such default occurs, our creditors under those instruments may declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable, in addition to other remedies.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

At the end of 2012, we operated 186 service centers, of which 162 were in the United States, 8 were in Canada, 13 were in China, two were in India and one in London, England. We also occupied a technology center in Silicon Valley, California, a software programming facility in Kolkata, India, as well as other facilities including our executive offices located in Walnut Creek, California.

In total the Company occupied approximately 1.5 million square feet as of December 31, 2012.

We lease nearly all of our reprographics service centers, each of our administrative facilities and our technology centers. The two facilities that we own are subject to liens under our credit agreements. In addition to the facilities that are owned, our fixed assets are comprised primarily of machinery and equipment, vehicles, and computer equipment. We believe that our facilities are adequate and appropriate for the purposes for which they are currently used in our operations and are well maintained.

Item 3. *Legal Proceedings*

On October 21, 2010, the plaintiff, a former employee, filed a class action civil complaint against defendants American Reprographics Company, LLC and American Reprographics Company in the Superior Court of California, County of Orange. The class action complaint seeks to represent all current and former non-exempt hourly employees who worked for Defendants in California since October 21, 2006. The civil complaint alleges causes of action for failure to provide meal periods and rest periods in violation of California Labor Code

§ 226.7 as well as several derivative claims. The civil complaint seeks recovery of wages, restitution, penalties, interest, equitable relief, attorneys' fees and costs. The parties are currently engaged in pre-certification class discovery process. The Company cannot reasonably estimate the amount or range of possible loss, if any, at this time, and accordingly has not accrued for any potential liability in its Consolidated Financial Statements in connection with this matter.

In addition to the matter described above, the Company is involved in various additional legal proceedings and other legal matters from time to time in the normal course of business. The Company does not believe that the outcome of any of these matters will have a material adverse effect on its consolidated financial position, results of operations or cash flows.

Item 4. ***Mine Safety Disclosures***

Not applicable.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our common stock, par value $0.001, is listed on the New York Stock Exchange ("NYSE") under the stock symbol "ARC". The following table sets forth for the fiscal periods indicated the high and low sales prices per share of our common stock as reported by the NYSE.

	2012		2011	
	High	Low	High	Low
First Quarter	**$6.99**	**$4.53**	$10.37	$7.28
Second Quarter	**6.08**	**4.63**	10.50	6.63
Third Quarter	**5.95**	**3.68**	7.66	3.22
Fourth Quarter	**4.38**	**2.19**	5.11	3.08

Performance Graph

The following graph compares the cumulative 5-Year total return to shareholders on ARC Document Solutions' common stock relative to the cumulative total returns of the Russell 2000 index, and a customized peer group of six companies that includes: G & K Services Inc., Healthcare Services Group Inc., Mobile Mini Inc., School Specialty Inc., Tetra Tech Inc. and Viad Corp. The graph assumes that the value of the investment in the company's common stock, in the peer group, and the index (including reinvestment of dividends) was $100 on 12/31/2007 and tracks it through 12/31/2012.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among American Reprographics Company, the Russell 2000 Index, and Diversified Commercial & Professional Services


$140
$120
$100
$80
$60
$40
$20
$0
12/07
12/08
12/09
12/10
12/11
12/12

ARC Document Solutions, Inc.

Russell 2000

Diversified Commercial & Professional Services

* $100 invested on 12/31/07 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	12/07	12/08	12/09	12/10	12/11	12/12
ARC Document Solutions, Inc.	**100.00**	**41.87**	**42.54**	**46.06**	**27.85**	**15.53**
Russell 2000	**100.00**	**66.21**	**84.20**	**106.82**	**102.36**	**119.09**
Diversified Commercial & Professional Services	**100.00**	**79.76**	**90.89**	**96.67**	**85.20**	**110.73**

The stock price performance included in the graph above is not necessarily indicative of future stock price performance.

Holders

As of March 4, 2013, the approximate number of stockholders of record of our common stock was 281 and the closing price of our common stock was $2.28 per share as reported by the NYSE. Because many of the shares of our common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial owners represented by these stockholders of record.

Dividends

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to compliance with Delaware corporate law, certain covenants under our debt instruments which restrict or limit our ability to declare or pay dividends, and will depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors may deem relevant.

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased(1)	(b) Average Price Paid per Share(1)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs
October 1, 2012 — October 31, 2012	12	$3.74	—	—
November 1, 2012 — November 30, 2012	—	—	—	—
December 1, 2012 — December 31, 2012	—	—	—	—
Total	12	$3.74	—	—

(1) Our 2005 Stock Plan provides us with the right to deduct or withhold, or require employees to remit to us, an amount sufficient to satisfy any applicable tax withholding requirements applicable to stock-based compensation awards. To the extent permitted, employees may elect to satisfy all or part of such withholding requirements by having us withhold shares having a fair market value equal to the minimum statutory tax withholding rate that could be imposed on the transaction. All shares shown in this table were withheld during the fourth quarter of 2012 in connection with the settlement of vested restricted stock awards to satisfy tax withholding requirements.

Item 6. *Selected Financial Data*

The selected historical financial data presented below is derived from the audited consolidated financial statements of ARC Document Solutions for the fiscal years ended December 31, 2012, 2011, 2010, 2009, and 2008. The selected historical financial data does not purport to represent what our financial position or results of operations might be for any future period or date. The financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements included elsewhere in this report.

	Fiscal Year Ended December 31,				
	2012	2011	2010	2009	2008
	(In thousands)				
Statement of Operations Data:					
Service Sales					
Traditional reprographics	**$126,785**	$ 145,449	$173,364	$225,824	$357,697
Color	**79,080**	84,062	81,552	81,873	105,911
Digital	**35,578**	38,020	39,639	42,794	54,454
Subtotal(1)	**241,443**	267,531	294,555	350,491	518,062
Onsite services(2)	**108,817**	100,682	89,994	97,401	120,983
Equipment and supplies sales	**55,858**	54,519	57,090	53,657	61,942
Total net sales	**406,118**	422,732	441,639	501,549	700,987
Cost of sales	**282,599**	288,434	299,307	323,360	415,715
Gross profit	**123,519**	134,298	142,332	178,189	285,272
Selling, general and administrative expenses	**93,073**	101,315	107,744	115,020	154,728
Amortization of intangibles	**11,035**	18,715	11,657	11,367	12,004
Goodwill impairment	**16,707**	65,444	38,263	37,382	35,154
Impairment of long-lived assets	—	—	—	781	—
Restructuring expense	**3,320**	—	—	—	—
(Loss) income from operations	**(616)**	(51,176)	(15,332)	13,639	83,386
Other income, net	**(100)**	(103)	(156)	(171)	(517)
Interest expense, net	**28,165**	31,104	24,091	25,781	25,890
Loss on early extinguishment of debt	—	—	2,509	—	—
(Loss) income before income tax provision (benefit)	**(28,681)**	(82,177)	(41,776)	(11,971)	58,013
Income tax provision (benefit)	**2,784**	50,931	(14,186)	3,018	21,200
Net (loss) income	**(31,465)**	(133,108)	(27,590)	(14,989)	36,813
(Income) loss attributable to noncontrolling interest	**(503)**	21	88	104	(59)
Net (loss) income attributable to ARC Document Solutions	**$ (31,968)**	$(133,087)	$ (27,502)	$ (14,885)	$ 36,754

	Fiscal Year Ended December 31,				
	2012	2011	2010	2009	2008
	(In thousands, except per share amounts)				
(Loss) earnings per share attributable to ARC shareholders:					
Basic	**$ (0.70)**	$ (2.93)	$ (0.61)	$ (0.33)	$ 0.82
Diluted	**$ (0.70)**	$ (2.93)	$ (0.61)	$ (0.33)	$ 0.81
Weighted average common shares outstanding:					
Basic	**45,668**	45,401	45,213	45,123	45,060
Diluted	**45,668**	45,401	45,213	45,123	45,398

	Fiscal Year Ended December 31,				
	2012	2011	2010	2009	2008
			(In thousands)		
Other Financial Data:					
Depreciation and amortization	**$ 39,522**	$ 47,876	$ 45,649	$ 49,543	$ 50,121
Capital expenditures	**$ 20,348**	$ 15,553	$ 8,634	$ 7,506	$ 9,033
Interest expense, net	**$ 28,165**	$ 31,104	$ 24,091	$ 25,781	$ 25,890

	As of December 31,				
	2012	2011	2010	2009	2008
			(In thousands)		
Balance Sheet Data:					
Cash and cash equivalents	**$ 28,021**	$ 25,437	$ 26,293	$ 29,377	$ 46,542
Total assets	**$415,839**	$441,357	$569,085	$620,954	$725,931
Long term obligations	**$241,429**	$240,900	$221,088	$228,711	$315,165
Total ARC stockholders' equity	**$103,896**	$130,677	$256,506	$276,007	$281,781
Working capital	**$ 40,650**	$ 40,405	$ 22,387	$ (3,739)	$ 29,798

(1) For comparison purposes to public reporting prior to December 2012, this subtotal agrees with the "Reprographics services" sales line historically reported.

(2) Represents services provided at our customers' sites, which includes both Managed Print Services (MPS) and Facilities Management (FM).

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion should be read in conjunction with the other sections of this Annual Report on Form 10-K, including Part 1, "Item 1 — Business"; Part I, "Item 1A — Risk Factors"; Part II, "Item 6 — Selected Financial Data"; and Part II, "Item 8 — Financial Statements and Supplementary Data."

Business Summary

ARC Document Solutions provides specialized document management services to businesses of all types, with an emphasis on the non-residential segment of the architecture, engineering and construction ("AEC") industry.

We help our customers reduce their costs and improve efficiency in the use of their documents, improve their access and control over documents, and offer a wide variety of ways to print, produce, and store documents.

In an effort to increase the visibility into the nature and changing dynamics of our consolidated business, we have categorized our service and product offerings to better report distinct sales recognized from our Onsite Services, Color Services, Digital Services, Traditional Reprographics Services, and Equipment and Supplies Sales. Under our previous revenue reporting structure, the categories of Traditional Reprographics, Color Services, and Digital Services presented below were combined and reported as "Reprographics Services."

Onsite Services, consists of placement, management, and optimization of print and imaging equipment into our customer's facilities, relieving them of the burden of owning and managing print devices and print networks, and shifting their costs to a "per-use" basis. Onsite services sales are driven by the ongoing print needs of our customers, and are less exposed to the episodic large-format printing needs associated with construction projects. This category has been renamed from "Facilities Management", but the service offerings reported in this category remain unchanged.

Color Services consists of specialized color printing and finishing services to marketing departments, regional and national retailers, and our traditional AEC customer base. This includes services provided under our Riot Creative Imaging brand.

Digital Services consists of digital document management services of all kinds, including archive and information management (AIM), "digital shipping" and managed file transfer, software licensing, and technology consulting services.

Traditional Reprographics consists of the management, distribution and print-on-demand of black and white construction drawings (frequently referred to as "blueprints") and specification books, and derives a majority of its revenue from large-format black and white printing.

Equipment and Supplies consists of reselling printing, imaging, and related equipment to customers primarily in the AEC industry. This category remains unchanged from prior filings.

Traditional Reprographics, Color Services, and Digital Services were previously disclosed as "Reprographic Services" sales. We believe the updated presentation of our sales categories reflects the drivers of our consolidated sales and will provide greater insight into the opportunities and risk diversification provided by our portfolio of service and product offerings.

We are diversifying our business beyond the services we have traditionally provided to the AEC industry and are currently focused on growing managed print services, digital color imaging, and technology-based document management services, as we believe the mix of services demanded by the AEC industry continues to shift toward document management at customer locations (represented primarily by our Onsite Services), and away from its historical emphasis on printing of large-format black and white construction drawings "offsite" in our service centers (represented primarily by our Traditional Reprographics). We deliver both our traditional and evolving services through a nationwide network of service centers, locally-based sales executives, technical specialists, and a national/regional sales force known as Global Solutions, which is managed from our corporate offices in Walnut Creek, California.

Acquisition activity during the last three years has been minimal and did not materially affect our overall business.

We believe ARC Document Solutions offers a distinct portfolio of services within the AEC industry that include its legacy reprographics business as well as its newer offerings in Onsite Services, Color Services, and Digital Services. Our customer base for these services, however, is still distinctly related to the AEC industry. Based on our analysis of our operating results, we estimate that sales to the AEC industry accounted for approximately 76% of our net sales for the year ended December 31, 2012, with the remaining 24% consisting of sales to non-AEC industries.

Historically, our local production facilities have operated under their acquired brand. In response to changes in our markets, consisting primarily of the consolidation of our larger customers and prospects as noted above, we branded all of our operations "ARC" in 2011 to highlight the scope and scale of our services, and refined our identity further at the end of 2012 by renaming our Delaware corporation "ARC Document Solutions, Inc." Our non-AEC Color Services are branded separately as Riot Creative Imaging to facilitate marketing to a specialized customer base.

We identify operating segments based on the various business activities that earn revenue and incur expense. Since operating segments have similar products and services, classes of customers, production processes and economic characteristics, we are deemed to operate as a single reportable segment. See Note 2 "Summary of Significant Accounting Policies" for further information.

Costs and Expenses. Our cost of sales consists primarily of materials (paper, toner and other consumables), labor, and expenses for facilities and equipment. Facilities and equipment expenses include maintenance, repairs, rents, insurance, and depreciation. Paper is the largest component of our material cost. However, paper pricing typically does not significantly affect our operating margins due, in part, to our efforts to pass increased costs on to our customers. We closely monitor material cost as a percentage of net sales to measure volume and waste. We also track labor utilization, or net sales per employee, to measure productivity and determine staffing levels.

We maintain low levels of inventory. Historically, our capital expenditure requirements have varied due to the cost and availability of capital lease lines of credit. During 2012, we were more frequently electing to purchase equipment for our facilities and onsite service installations rather than lease equipment due to the availability of cash to fund capital expenditures and interest savings. As we continue to foster our relationships with credit providers and obtain attractive lease rates, we may increasingly choose to lease rather than purchase equipment.

Research and development costs consist mainly of the salaries, leased building space, and computer equipment that comprise our data storage and development centers in Fremont, California and Kolkata, India. Such costs are primarily recorded to cost of sales.

We believe customers are increasingly (1) adopting technology and digital document management practices, and (2) changing their document and printing needs. While the construction market appeared to begin its slow recovery in 2012, we believe that there was a growing body of evidence by the third quarter of 2012 that proved Traditional Reprographics sales, produced at our service centers, would not recover at the same pace due to these factors.

To ensure that the Company's costs and resources were in line with our current portfolio of services and products, and that our primary offerings were tied to growing markets, management initiated a restructuring plan in October of 2012. The restructuring plan implemented in the fourth quarter of 2012 included the closure of 33 of the Company's service centers, which represents more than 10% of our total number of service center locations. In addition, as part of the restructuring plan, we reduced headcount and middle management associated with our service center locations, streamlined the upper management team, and allocated more resources into growing sales categories such as managed print services and digital services. The reduction in headcount totaled approximately 300 full-time employees, which represents approximately 10% of our total workforce.

In the fourth quarter of 2012, our gross margins improved by 20 basis points compared to the third quarter of 2012, which we attribute to our restructuring efforts initiated in October. The improvement was in contrast to historical decreases in fourth quarter gross margins due to weather, the number of working days and related issues, and as such, suggest continuing margin expansion in future periods.

Non-GAAP Financial Measures

EBIT, EBITDA and related ratios presented in this report are supplemental measures of our performance that are not required by or presented in accordance with accounting principles generally accepted in the United States of America ("GAAP"). These measures are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income, income from operations, or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating, investing or financing activities as a measure of our liquidity.

EBIT represents net income before interest and taxes. EBITDA represents net income before interest, taxes, depreciation and amortization. EBIT margin is a non-GAAP measure calculated by dividing EBIT by net sales. EBITDA margin is a non-GAAP measure calculated by dividing EBITDA by net sales.

We present EBIT, EBITDA and related ratios because we consider them important supplemental measures of our performance and liquidity. We believe investors may also find these measures meaningful, given how our management makes use of them. The following is a discussion of our use of these measures.

We use EBIT and EBITDA to measure and compare the performance of our operating segments. Our operating segments' financial performance includes all of the operating activities except debt and taxation which are managed at the corporate level for U.S. operating segments. As a result, we believe EBIT is the best measure of operating segment profitability and the most useful metric by which to measure and compare the performance of our operating segments. We also use EBIT to measure performance for determining operating segment-level compensation and we use EBITDA to measure performance for determining consolidated-level compensation. In addition, we use EBIT and EBITDA to evaluate potential acquisitions and potential capital expenditures.

EBIT, EBITDA and related ratios have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are as follows:

- They do not reflect our cash expenditures, or future requirements for capital expenditures and contractual commitments;
- They do not reflect changes in, or cash requirements for, our working capital needs;
- They do not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments on our debt;
- Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and
- Other companies, including companies in our industry, may calculate these measures differently than we do, limiting their usefulness as comparative measures.

Because of these limitations, EBIT, EBITDA, and related ratios should not be considered as measures of discretionary cash available to us to invest in business growth or to reduce our indebtedness. We compensate for these limitations by relying primarily on our GAAP results and using EBIT, EBITDA and related ratios only as supplements.

Our presentation of adjusted net income and adjusted EBITDA over certain periods is an attempt to provide meaningful comparisons to our historical performance for our existing and future investors. The unprecedented changes in our end markets over the past several years have required us to take measures that are unique in our history and specific to individual circumstances. Comparisons inclusive of these actions make normal financial and other performance patterns difficult to discern under a strict GAAP presentation. Each non-GAAP presentation, however, is explained in detail in the reconciliation tables below.

Specifically, we have presented adjusted net loss attributable to ARC and adjusted (loss) earnings per share attributable to ARC shareholders for the years ended December 31, 2012, 2011 and 2010 to reflect the exclusion of goodwill impairment charges, amortization impact related specifically to the change in useful lives of trade names, restructuring expense, loss on early extinguishment of debt, interest rate swap related costs, and the valuation allowance related to certain deferred tax assets and other discrete items. This presentation facilitates a meaningful comparison of our operating results for the fiscal years ended December 31, 2012, 2011 and 2010. We believe these charges were the result of the current macroeconomic environment, our capital restructuring, or other items which are not indicative of our actual operating performance.

We presented adjusted EBITDA in 2012, 2011 and 2010 to exclude stock-based compensation expense, loss on early extinguishment of debt, the non-cash impairment charges and restructuring expense. The adjustment of EBITDA for non-cash adjustments is consistent with the definition of adjusted EBITDA in our credit agreement; therefore, we believe this information is useful to investors in assessing our financial performance.

The following is a reconciliation of cash flows provided by operating activities to EBIT, EBITDA, and net loss income attributable to ARC Document Solutions:

	Fiscal Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Cash flows provided by operating activities(1)	**$ 37,552**	$ 49,168	$ 53,924
Changes in operating assets and liabilities	**(463)**	10,152	955
Non-cash expenses, including depreciation, amortization and restructuring	**(68,554)**	(192,428)	(82,469)
Income tax provision (benefit)	**2,784**	50,931	(14,186)
Interest expense, net	**28,165**	31,104	24,091
Net loss attributable to the noncontrolling interest	**(503)**	21	88
EBIT	**(1,019)**	(51,052)	(17,597)
Depreciation and amortization	**39,522**	47,876	45,649
EBITDA	**38,503**	(3,176)	28,052
Interest expense	**(28,165)**	(31,104)	(24,091)
Income tax (provision) benefit	**(2,784)**	(50,931)	14,186
Depreciation and amortization	**(39,522)**	(47,876)	(45,649)
Net loss attributable to ARC Document Solutions	**$(31,968)**	$(133,087)	$(27,502)

(1) For the twelve months ended December 31, 2012 cash flows provided by operating activities includes $0.9 million cash payments related to our restructuring activities.

The following is a reconciliation of net loss attributable to ARC Document Solutions to EBIT, EBITDA and Adjusted EBITDA:

	Fiscal Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Net loss attributable to ARC Document Solutions	**$(31,968)**	$(133,087)	$(27,502)
Interest expense, net	**28,165**	31,104	24,091
Income tax provision (benefit)	**2,784**	50,931	(14,186)
EBIT	**(1,019)**	(51,052)	(17,597)
Depreciation and amortization	**39,522**	47,876	45,649
EBITDA	**38,503**	(3,176)	28,052
Special items:			
Stock-based compensation	**1,999**	4,271	5,922
Loss on early extinguishment of debt	**—**	—	2,509
Goodwill impairment	**16,707**	65,444	38,263
Restructuring expense	**3,320**	—	—
Adjusted EBITDA	**$ 60,529**	$ 66,539	$ 74,746

The following is a reconciliation of our net loss margin to EBIT margin, EBITDA margin and Adjusted EBITDA margin:

	Fiscal Year Ended December 31,		
	2012(1)	**2011(1)**	**2010(1)**
Net loss margin	**(7.9)%**	(31.5)%	(6.2)%
Interest expense, net	**6.9**	7.4	5.5
Income tax provision (benefit)	**0.7**	12.0	(3.2)
EBIT margin	**(0.3)**	(12.1)	(4.0)
Depreciation and amortization	**9.7**	11.3	10.3
EBITDA margin	**9.5**	(0.8)	6.4
Special items:			
Stock-based compensation	**0.5**	1.0	1.3
Loss on early extinguishment of debt	**—**	—	0.6
Goodwill impairment	**4.1**	15.5	8.7
Restructuring expense	**0.8**	—	—
Adjusted EBITDA margin	**14.9%**	15.7%	16.9%

(1) Column does not foot due to rounding.

The following is a reconciliation of net loss attributable to ARC to unaudited adjusted net (loss) income attributable to ARC and loss per share to adjusted (loss) earnings per share (in thousands, except per share data):

	Fiscal Year Ended December 31,		
	2012	**2011**	**2010**
	(In thousands, except per share data)		
Net loss attributable to ARC	**$(31,968)**	$(133,087)	$(27,502)
Goodwill impairment	**16,707**	65,444	38,263
Change in trade name impact to amortization	**3,158**	9,475	1,579
Restructuring expense	**3,320**	—	—
Loss on early extinguishment of debt	**—**	—	2,509
Interest rate swap related costs	**3,440**	5,691	1,241
Income tax benefit, related to above items	**(7,676)**	(16,053)	(14,758)
Deferred tax valuation allowance and other discrete tax items	**11,311**	67,556	—
Unaudited adjusted net (loss) income attributable to ARC	**$ (1,708)**	$ (974)	$ 1,332
Loss Per Share attributable to ARC (Actual):			
Basic	**$ (0.70)**	$ (2.93)	$ (0.61)
Diluted	**$ (0.70)**	$ (2.93)	$ (0.61)
(Loss) Earnings Per Share attributable to ARC (Adjusted):			
Basic	**$ (0.04)**	$ (0.02)	$ 0.03
Diluted	**$ (0.04)**	$ (0.02)	$ 0.03
Weighted average common shares (Actual) outstanding:			
Basic	**45,668**	45,401	45,213
Diluted	**45,668**	45,401	45,213
Weighted average common shares (Adjusted) outstanding:			
Basic	**45,668**	45,401	45,213
Diluted	**45,668**	45,401	45,383

Free Cash Flows

Free Cash Flows ("FCF") is defined as cash flows from operating activities less capital expenditures. FCF is a useful measure in determining our ability to generate excess cash flows for reinvestment in the business in a variety of ways including acquisition opportunities, the potential return of value to shareholders through stock repurchases or the purchase of our own debt instruments. As such, we believe this measure provides relevant and useful information to our current and potential investors.

The following is reconciliation of cash flows provided by operating activities to FCF:

	Fiscal Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Cash flows provided by operating activities	**$ 37,552**	$ 49,168	$53,924
Capital expenditures	**(20,348)**	(15,553)	(8,634)
Free Cash Flows	**$ 17,204**	$ 33,615	$45,290

Results of Operations

	Fiscal Year Ended December 31,			2012 Versus 2011 Increase (Decrease)		2011 Versus 2010 Increase (Decrease)	
	2012(1)	2011(1)	2010(1)	$	%	$(1)	%
			(In millions, except percentages)				
Traditional reprographics	**$126.8**	$ 145.4	$173.4	**$ (18.6)**	**(12.8)%**	$ (28.0)	(16.1)%
Color	**79.1**	84.1	81.6	**(5.0)**	**(5.9)%**	2.5	3.0%
Digital	**35.6**	38.0	39.6	**(2.4)**	**(6.3)%**	(1.6)	(4.0)%
Subtotal(2)	**241.4**	267.5	294.6	**(26.1)**	**(9.8)%**	(27.0)	(9.2)%
Onsite services(3)	**108.8**	100.7	90.0	**8.1**	**8.0%**	10.7	11.9%
Equipment and supplies sales	**55.9**	54.5	57.1	**1.4**	**2.6%**	(2.6)	(4.6)%
Total net sales	**$406.1**	$ 422.7	$441.6	**$ (16.5)**	**(3.9)%**	$ (18.9)	(4.3)%
Gross profit	**$123.5**	$ 134.3	$142.3	**$ (10.8)**	**(8.0)%**	$ (8.0)	(5.6)%
Selling, general and administrative expenses	**$ 93.1**	$ 101.3	$107.7	**$ (8.2)**	**(8.1)%**	$ (6.4)	(5.9)%
Amortization of intangible assets	**$ 11.0**	$ 18.7	$ 11.7	**$ (7.7)**	**(41.2)%**	$ 7.0	59.8%
Goodwill impairment	**$ 16.7**	$ 65.4	$ 38.3	**$ (48.7)**	**(74.5)%**	$ 27.1	70.8%
Restructuring expense	**$ 3.3**	$ —	$ —	**$ 3.3**	**100.0%**	$ —	—%
Interest expense, net	**$ 28.2**	$ 31.1	$ 24.1	**$ (2.9)**	**(9.3)%**	$ 7.0	29.0%
Loss on early extinguishment of debt	**$ —**	$ —	$ 2.5	**$ —**	**0.0%**	$ (2.5)	100.0%
Income taxes provision (benefit)	**$ 2.8**	$ 50.9	$ (14.2)	**$ (48.1)**	**(94.5)%**	$ 65.1	(458.5)%
Net loss attributable to ARC	**$ (32.0)**	$(133.1)	$ (27.5)	**$101.1**	**(76.0)%**	$(105.6)	384.0%
Adjusted net (loss) income attributable to ARC	**$ (1.7)**	$ (1.0)	$ 1.3	**$ (0.7)**	**70.0%**	$ (2.3)	(176.9)%
EBITDA	**$ 38.5**	$ (3.2)	$ 28.1	**$ 41.7**	**(1303.1)%**	$ (31.3)	(111.4)%
Adjusted EBITDA	**$ 60.5**	$ 66.5	$ 74.7	**$ (6.0)**	**(9.0)%**	$ (8.2)	(11.0)%

(1) column does not foot due to rounding

(2) For comparison purposes to public reporting prior to December 2012, this subtotal agrees with the "Reprographics Services" revenue line historically reported.

(3) Represents services provided at our customers' sites, which includes both Managed Print Services (MPS) and Facilities Management (FM).

The following table provides information on the percentages of certain items of selected financial data compared to net sales for the periods indicated:

	As a Percentage of Net Sales		
	Fiscal Year Ended December 31,		
	2012(1)	**2011(1)**	**2010(1)**
Net sales	**100.0%**	100.0%	100.0%
Cost of sales	**69.6**	68.2	67.8
Gross profit	**30.4**	31.8	32.2
Selling, general and administrative expenses	**22.9**	24.0	24.4
Amortization of intangibles	**2.7**	4.4	2.6
Goodwill impairment	**4.1**	15.5	8.7
Restructuring expense	**0.8**	0.0	0.0
Loss from operations	**(0.2)**	(12.1)	(3.5)
Other income, net	**(0.0)**	(0.0)	(0.0)
Interest expense, net	**6.9**	7.4	5.5
Loss on early extinguishment of debt	**0.0**	0.0	0.6
Loss before income tax provision (benefit)	**(7.1)**	(19.4)	(9.5)
Income tax provision (benefit)	**0.7**	12.0	(3.2)
Net loss	**(7.7)**	(31.5)	(6.2)
Loss attributable to the noncontrolling interest	**0.1**	0.0	0.0
Net loss income attributable to ARC	**(7.9)%**	(31.5)%	(6.2)%

(1) column does not foot due to rounding

Fiscal Year Ended December 31, 2012 Compared to Fiscal Year Ended December 31, 2011

Net Sales

Net sales in 2012 decreased by 3.9%. The decrease in net sales was primarily due to lower sales activity in our Traditional Reprographics services offering, which were partially offset by higher sales activity in our onsite services. Declines in Traditional Reprographics sales remain influenced by low levels of private non-residential construction activity, as well as the continuing trend of shifting document workflow away from a reliance on print toward more digital processes.

Traditional Reprographics. Traditional Reprographics sales decreased $18.6 million, or 12.8% in 2012 compared to 2011.

Overall Traditional Reprographics Services sales nationwide were negatively affected by the lower volume of construction drawings produced through large-format black and white printing, which was driven by the effect of technology adoption referenced above. Large-format black and white printing revenues represented approximately 21% of services sales in 2012, as compared to approximately 24% in 2011, and decreased by 14.6% year-over-year.

Color Services. Color Services comprised approximately 23% of our services sales for 2012 and 2011. Net sales of Color Services decreased 5.9% in 2012, compared to 2011. We attribute this decrease to the loss of a large customer, an overall decline in Color Services in the AEC industry, and temporary disruptions as we expand and enhance our Color Services operations and sales force.

Digital. Digital Service revenue decreased by 6.3%, compared to 2011 due to a decline in Digital Services related to project-based work performed at our service centers, which was offset, in part, by an increase in our cloud-based service offerings. As a percentage of services sales, Digital Service sales remained steady at approximately 10% of services sales in 2012 and 2011.

Onsite Services. Onsite sales in 2012 compared to 2011, increased by 8.0%. Onsite services revenue is derived from two sources: 1) an engagement with the customer to place Traditional Reprographics equipment that we own or lease in our customers' offices, typically referred to as a "traditional FM," and 2) an arrangement by which our customers outsource their entire printing network to us, including all office printing, copying, and reprographics printing, typically referred to as managed print services, or "MPS." In both cases we are paid a single cost per unit of material used, often referred to as a "click charge."

The number of onsite services accounts has grown to approximately 7,000 as of December 31, 2012, an increase of more than 900 locations compared to December 31, 2011, due to growth in new MPS placements. We believe onsite services is a high growth area for us as demonstrated by the adoption of our MPS services by large, multi-national firms in the AEC space over the past several years. We intend to continue the expansion of our onsite service offering through our regional sales force and through Global Services, our national accounts group.

Equipment and Supplies Sales. Equipment and supplies sales increased by 2.6% in 2012 compared to 2011. The increase in equipment and supplies sales was driven by increased sales from UNIS Document Solutions Co. Ltd ("UDS"), our Chinese business venture with Beijing-based Unisplendour. To date, the Chinese market has shown a preference for owning reprographics equipment as opposed to using equipment through an onsite services or FM arrangement. Chinese operations had sales of equipment and supplies of $21.5 million in 2012, as compared to $17.7 million in 2011.

Gross Profit

During the 12 months ended December 31, 2012, gross profit and gross profit margin decreased to $123.5 million, and 30.4%, compared to $134.3 million, and 31.8%, during the same period in 2011, on a sales decline of $16.5 million.

The primary reason for the decrease in gross margins was a decline in sales in service offerings delivered at our service center locations, most notably Traditional Reprographics, which typically have a lower cost of materials than our other service and product offerings. With the decline in Traditional Reprographics sales, our business mix shifted and equipment and supplies sales in China comprised a greater portion of consolidated sales. As a result, material costs as a percentage of consolidated sales in 2012 were 120 basis points higher as compared to 2011.

Labor and overhead costs as a percentage of sales remained consistent with prior year, as we aggressively reduced labor and overhead costs, including savings from our restructuring plan, in response to the declining sales. We believe the savings from the restructuring plan are sustainable, and we believe the effect of these measures should result in margin expansion over time.

Selling, General and Administrative Expenses

The decrease of $8.2 million in selling, general and administrative expenses were primarily due to cost reduction programs in 2012, partially offset by an increase in sales and marketing expenses.

General and administrative expenses for 2012 decreased $11.4 million, or 17.0% compared to the same period in 2011. This decrease was primarily driven by the decrease in our headcount in response to the decline in overall sales, as noted above, and a decrease in stock-based compensation.

Sales and marketing expenses increased $3.2 million driven primarily by the hiring of additional sales personnel to implement specific sales initiatives, such as Riot Creative Imaging, and our MPS offering.

Amortization of Intangibles

In 2012, amortization of intangibles decreased by $7.7 million due to the completion of the phasing out of local trade names in April 2012.

During the fourth quarter of 2010, we decided to phase out the use of our local trade names over the following 18 months and revised the remaining estimated useful lives of our trade name intangible assets accordingly. Effective January 1, 2011, all divisions began using the ARC name, though some use of the original brand names will remain in circulation to ensure business recognition and the retention of existing customers. Once the trade names are fully transitioned to the ARC name and removed from the marketplace, they will quickly lose value. This change in estimate is accounted for on a prospective basis, resulting in increased amortization expense over the revised useful lives for each trade name. The remaining useful lives of trade names prior to this change ranged from 11 to 18 years.

Goodwill Impairment

We assess goodwill at least annually for impairment as of September 30 or more frequently if events and circumstances indicate that goodwill might be impaired. Goodwill impairment testing is performed at the reporting unit level.

At September 30, 2012, we performed our annual goodwill impairment analysis, which indicated that seven of our 27 reporting units, six in the United States and one in Canada, had goodwill impairments as of September 30, 2012. Accordingly, we recorded a pretax, non-cash charge for the three months ended September 30, 2012 to reduce the carrying value of goodwill by $16.7 million.

See "Critical Accounting Policies" section for further information related to our goodwill impairment test.

Impairment of Long-Lived Assets

Our operating segments are being negatively affected by the drop in commercial and residential construction resulting from the current economic downturn. Before assessing our goodwill for impairment, we evaluated the long-lived assets of our operating segments. Based on this assessment there was no impairment in 2012. For further information, please see Note 2 "Summary of Significant Accounting Policies" to our Consolidated Financial Statements for further information.

Restructuring expense

Restructuring expenses in 2012 includes employee termination costs of $0.8 million, estimated lease termination and obligation costs of $2.2 million, and other restructuring expenses of $0.4 million.

For further information, please see Note 3 "Restructuring Expenses" to our Consolidated Financial Statements.

Interest Expense, Net

Net interest expense was $28.2 million in 2012, compared to $31.1 million in 2011. The decrease was driven by a reduction in interest expense reclassified from accumulated other comprehensive income into earnings as a result of the previously terminated interest rate swap agreement on December 1, 2010, which totaled $3.4 million in 2012 compared to $5.7 million in 2011 and a reduction in the average debt balance by $8.5 million from 2011 to 2012.

Income Taxes

We recorded an income tax provision of $2.8 million in relation to our pretax loss of $28.7 million for 2012. Our income tax provision includes a $9.8 million valuation allowance against certain of our deferred tax assets. Had we not recognized this valuation allowance, our tax benefit would have been $7.0 million. This yields an effective income tax rate benefit of 24.4% which was primarily affected by the impairment of stock-based goodwill considered nondeductible until the stock is fully disposed of. Our gross deferred tax assets remain available to us for use in future years until they fully expire.

Noncontrolling Interest

Net loss attributable to noncontrolling interest represents 35% of the loss of UDS and its subsidiaries, which together comprise our Chinese operations, which commenced operations on August 1, 2008.

Net Loss Attributable to ARC

Net loss attributable to ARC was $32.0 million in 2012, as compared to net loss attributable to ARC of $133.1 million in 2011. The net loss attributable to ARC in 2012 is primarily due to the decrease in sales and gross margins, the goodwill impairment charge recognized in the third quarter of 2012, and the restructuring expenses in the fourth quarter of 2012, partially offset by the decrease in selling, general and administrative expenses, as noted above. The net loss attributable to ARC in 2011 is primarily due to the establishment of a valuation allowance and the goodwill impairment charges, as described above.

EBITDA

EBITDA margin increased to 9.5% in 2012, as compared to (0.8)% in 2011 due to higher goodwill impairment charges in 2011. Excluding the effect of stock-based compensation, the goodwill impairment, and the restructuring expense, our adjusted EBITDA margin was 14.9% in 2012, as compared to 15.7% in 2011. The decrease in adjusted EBITDA was due to the decrease in gross profit noted above.

Fiscal Year Ended December 31, 2011 Compared to Fiscal Year Ended December 31, 2010

Net Sales

Net sales in 2011 decreased by 4.3%. The decrease in net sales was primarily due to declines in overall construction industry spending. We also believe our AEC customers are accelerating their adoption of technology, and exerting greater central control over document production for their project teams. With the lack of new construction activity in 2011, it remains difficult to quantify the effect of such behavior, but we believe it could be a contributing factor to the declines we have seen in large-format black-and-white document printing over the past 12 months.

Traditional Reprographics. Traditional Reprographics sales decreased $28.0 million, or 16.1% in 2011 compared to 2010.

Overall reprographics services sales nationwide were negatively affected by the lower volume of construction drawings produced through large-format black and white printing. Large-format black and white printing revenues represented approximately 24% of services sales in 2011, as compared to approximately 27% in 2010, and decreased by approximately 17% year-over-year.

Color. Color Services comprised approximately 23% of our services sales for 2011, as compared to approximately 21% for 2010. Net sales of Color Services increased 3% in 2011, compared to 2010. We attribute this to new activity to our Riot Creative Imaging branded operations, comprised of 12 dedicated production facilities in major metropolitan areas around the United States, which was partly offset by a decline in Color Services in the AEC industry.

Digital. Our customers in the AEC industry prefer to receive documents in both analog (printed) and digital forms, but, since 2005, we have seen increasing adoption of Digital Services. The recent lack of construction project activity with which digital services are associated, however, has constrained sales in this service line. During 2011, Digital Service revenue decreased by 4.0%, compared to 2010, but as a percentage of services sales, Digital Services sales remained steady at approximately 10% in 2011 and 2010.

Onsite Services. Onsite sales in 2011 compared to 2010, increased by 11.9%. FM revenue is derived from two sources: 1) an engagement with the customer to place traditional reprographics equipment that we own or lease in our customers' offices, typically referred to as a "traditional FM," and 2) an arrangement by which our customers outsource their entire printing network to us, including all office printing, copying, and reprographics printing, typically referred to as "managed print services" or MPS. In both cases we are paid a single cost per unit of material used, often referred to as a "click charge."

The number of onsite services accounts has grown by more than 200 accounts to approximately 6,000 as of December 31, 2011 due to the growing demand for MPS.

Equipment and Supplies Sales. Equipment and supplies sales decreased by 4.6% compared to 2010. The decrease in equipment and supplies sales was primarily due to decreased sales from UDS, our Chinese business venture with Beijing-based Unisplendour. The Chinese market has shown a preference for owning reprographics equipment as opposed to using equipment through an onsite services or FM arrangement. Chinese operations had sales of equipment of $17.7 million in 2011, as compared to $19.0 million in 2010. The year-over-year decrease was due in part to increased competition for a major manufacturer's reselling channel.

Gross Profit

During the 12 months ended December 31, 2011, gross profit and gross profit margin decreased to $134.3 million, or 31.8%, compared to $142.3 million, or 32.2%, during the same period in 2010, on a sales decline of $18.9 million.

The primary reason for the decrease in gross margins was a change in our product mix. Material costs in 2011 as a percentage of sales were 110 basis points higher as compared to 2010, driven by increased material costs as a percentage of Color Services sales and lower margin equipment and supplies sales.

By aggressively reducing labor and overhead costs in response to the decline in overall sales, we believe that our margins remained healthy relative to our revenue.

Selling, General and Administrative Expenses

The decrease of $6.4 million in selling, general and administrative expenses was due to the continuation of cost reduction programs in 2011.

General and administrative expenses for 2011 decreased $5.8 million, or 7.9% compared to the same period in 2010. This decrease was primarily driven by the reconfiguration of our labor force to increase utilization in response to the decline in overall sales, as noted above, and a decrease in stock-based compensation.

Sales and marketing expenses decreased $0.6 million driven by decreased sales compensation on lower sales volume. This decline in expenses was partially offset by the hiring of additional sales personnel to implement specific sales initiatives, such as Riot Creative Imaging, and our MPS offering.

Amortization of Intangibles

In 2011, amortization of intangibles increased by $7.0 million due to the revised useful lives assigned to our trade names.

During the fourth quarter of 2010, we decided to phase out the use of our local trade names over the following 18 months and revised the remaining estimated useful lives of our trade name intangible assets accordingly. Effective January 1, 2011, all divisions began using the ARC name, though some use of the original brand names will remain in circulation to ensure business recognition and the retention of existing customers. Once the trade names are fully transitioned to the ARC name and removed from the marketplace, they will quickly lose value. This change in estimate is accounted for on a prospective basis, resulting in increased amortization expense over the revised useful lives for each trade name. The remaining useful lives of trade names prior to this change ranged from 11 to 18 years.

Goodwill Impairment

We assess goodwill for impairment annually as of September 30 and more frequently if events and circumstances indicate that goodwill might be impaired. Goodwill impairment testing is performed at the reporting unit level.

At September 30, 2011, we performed our annual goodwill impairment analysis, which indicated that nine of our 37 reporting units, eight in the United States and one in Canada, had a goodwill impairment as of September 30, 2011. Accordingly, we recorded a pretax, non-cash charge for the three months ended September 30, 2011 to reduce the carrying value of goodwill by $42.1 million.

At June 30, 2011, we determined that there were sufficient indicators to trigger an interim goodwill impairment analysis. The indicators included, among other factors: (1) the economic environment, (2) the performance against plan of reporting units which previously had goodwill impairment, and (3) revised forecasted future earnings. Our analysis indicated that six of our 36 reporting units, all of which are located in the United States, had a goodwill impairment as of June 30, 2011. Accordingly, we recorded a pretax, non-cash charge during the second quarter of 2011 to reduce the carrying value of goodwill by $23.3 million.

See "Critical Accounting Policies" section for further information related to our goodwill impairment test.

Impairment of Long-Lived Assets

Our operating segments are being negatively affected by the drop in commercial and residential construction resulting from the current economic downturn. Before assessing our goodwill for impairment, we evaluated the long-lived assets of our operating segments. Based on this assessment there was no impairment in 2011. For further information, please see Note 2 "Summary of Significant Accounting Policies" to our Consolidated Financial Statements for further information.

Interest Expense, Net

Net interest expense was $31.1 million in 2011, compared to $24.1 million in 2010. The increase in interest expense was primarily driven by the amortization of the amended interest rate swap, which was reclassified out of Accumulated Other Comprehensive Loss into earnings as a result of the de-designation from hedge accounting on December 1, 2010, which totaled $5.7 million in 2011. We also incurred a higher effective interest rate due to the issuance of the 10.5% senior unsecured notes (the "Notes") on December 1, 2010, resulting in additional interest expense of $4.2 million in 2011. These increases were partially offset by a reduction in the average debt balance by $24.0 million from 2010 to 2011.

Loss on the extinguishment of debt

On December 1, 2010, we closed a private placement of 10.5% senior unsecured notes due 2016 and extinguished the debt under our previous credit agreement. Accordingly, we wrote off unamortized deferred financing fees of $2.5 million.

Income Taxes

We recorded an income tax provision of $50.9 million in relation to a pretax loss of $82.2 million for 2011. The income tax provision includes a $68.5 million valuation allowance against certain of our deferred tax assets. Had we not recognized this valuation allowance, our tax benefit would have been $17.6 million in relation to our pretax loss of $82.2 million. This yields an effective tax rate of 21.4%, which was primarily affected by the impairment of nondeductible stock-based goodwill related to acquisitions in prior years. The deferred tax assets remain available to us for use in future profitable quarters.

The audit of our 2008 federal income tax return by the Internal Revenue Service was finalized during the first quarter of 2011 and resulted in no adjustments. Due to this final result and other pertinent factors, we derecognized our liability for an uncertain tax position of $1.5 million and related accrued interest of $0.1 million.

Noncontrolling Interest

Net loss attributable to noncontrolling interest represents 35% of the loss of UDS and its subsidiaries, which together comprise our Chinese operations, which commenced operations on August 1, 2008.

Net Loss Attributable to ARC

Net loss attributable to ARC was $133.1 million in 2011, as compared to net loss attributable to ARC of $27.5 million in 2010. The net loss attributable to ARC in 2011 is primarily due to the goodwill impairment charges recognized in the second and third quarters of 2011, the establishment of a valuation allowance on deferred tax assets, and the decrease in sales described above.

EBITDA

EBITDA margin decreased to (0.8)% in 2011, as compared to 6.4% in 2010 due to the higher goodwill impairment charges in 2011. Excluding the effect of stock-based compensation, loss on early extinguishment of debt, and the non-cash goodwill impairment in 2011 and 2010 respectively, our adjusted EBITDA margin was 15.7% in 2011, as compared to 16.9% in 2010. The decrease in adjusted EBITDA was due to the decrease in gross profit noted above, excluding the effect of depreciation.

Quarterly Results of Operations

The following table sets forth certain quarterly financial data for the eight quarters ended December 31, 2012. This quarterly information has been prepared on the same basis as the annual financial statements and, in our opinion, reflects all adjustments necessary for a fair presentation of the information for periods presented. Operating results for any quarter are not necessarily indicative of results for any future period.

	Quarter Ended (In thousands, except percentages)							
	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,
	2012				2011			
Traditional reprographics	$ 33,323	$ 34,284	$ 30,820	$28,357	$ 39,250	$ 38,027	$ 35,352	$ 32,820
Color	20,003	20,501	19,335	19,241	21,230	22,633	20,844	19,355
Digital	9,690	9,508	8,565	7,816	9,542	9,800	9,333	9,345
Subtotal	63,016	64,293	58,720	55,414	70,022	70,460	65,529	61,520
Onsite services	26,656	27,490	27,116	27,555	24,203	25,596	25,505	25,378
Equipment and supplies sales	13,901	14,445	13,590	13,922	12,279	13,534	13,758	14,948
Total net sales	$103,573	$106,228	$ 99,426	$96,891	$106,504	$109,590	$104,792	$101,846
Quarterly sales as a % of annual sales	25.5%	26.2%	24.5%	23.9%	25.2%	25.9%	24.8%	24.1%
Gross profit	$ 31,878	$ 33,753	$ 29,248	$28,640	$ 33,386	$ 35,695	$ 33,924	$ 31,293
Income (loss) from operations	$ 3,828	$ 6,975	$(13,221)	$ 1,802	$ 810	$ (19,165)	$ (36,372)	$ 3,551
EBITDA	$ 15,496	$ 16,687	$ (4,225)	$10,545	$ 13,361	$ (6,852)	$ (24,695)	$ 15,010
Net loss attributable to ARC	$ (4,907)	$ (1,053)	$(20,112)	$ (5,896)	$ (3,643)	$ (84,630)	$ (41,757)	$ (3,057)
Loss per share attributable to ARC shareholders:								
Basic	$ (0.11)	$ (0.02)	$ (0.44)	$ (0.13)	$ (0.08)	$ (1.87)	$ (0.92)	$ (0.07)
Diluted	$ (0.11)	$ (0.02)	$ (0.44)	$ (0.13)	$ (0.08)	$ (1.87)	$ (0.92)	$ (0.07)

The following is a reconciliation of EBITDA to net loss for each respective quarter.

	Quarter Ended (In thousands)							
	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,
	2012				2011			
EBITDA	$ 15,496	$16,687	$ (4,225)	$10,545	$ 13,361	$ (6,852)	$(24,695)	$ 15,010
Interest expense, net	(7,438)	(7,255)	(6,982)	(6,490)	(8,167)	(7,699)	(7,743)	(7,495)
Income tax (provision) benefit	(1,310)	(619)	84	(939)	3,649	(57,913)	2,392	941
Depreciation and amortization	(11,655)	(9,866)	(8,989)	(9,012)	(12,486)	(12,166)	(11,711)	(11,513)
Net loss attributable to ARC	$ (4,907)	$ (1,053)	$(20,112)	$ (5,896)	$ (3,643)	$(84,630)	$(41,757)	$ (3,057)

We believe that quarterly revenues and operating results may vary significantly in the future and that quarter-to-quarter comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. In addition, our quarterly operating results, particularly those of our Traditional Reprographics offerings, are typically affected by seasonal factors, primarily the number of working days in a quarter. Historically, our fourth quarter is the slowest, reflecting the slowdown in activity during the holiday season. We recorded a goodwill impairment in the amount of $16.7 million, $42.1 million and $23.3 million, during the quarters ended September 30, 2012, September 30, 2011 and June 30, 2011, respectively. We recorded valuation allowances against certain deferred tax assets of $3.0 million, $3.9 million, $0.9 million, and $2.0 million during the quarters ended December 31, 2012, September 30, 2012, June 30, 2012 and March 31, 2012, respectively. We recorded valuation allowances against certain deferred tax assets of $2.8 million, $1.4 million and $64.3 million during the quarters ended December 31, 2011, September 30, 2011 and June 30, 2011, respectively.

Inflation has not had a significant effect on our operations. Price increases for raw materials, such as paper, typically have been, and we expect will continue to be, passed on to customers in the ordinary course of business.

Liquidity and Capital Resources

Our principal sources of cash have been operations and borrowings under our debt agreements. Our recent historical uses of cash have been for ongoing operations, payment of principal and interest on outstanding debt obligations, and capital expenditures. Total cash as of December 31, 2012 was $28.0 million. Of this amount, $17.1 million was held in foreign countries. Specifically, $15.7 million was held in China and is considered a permanent investment in UDS. Supplemental information pertaining to our historical sources and uses of cash is presented as follows and should be read in conjunction with our Consolidated Statements of Cash Flows and notes thereto included elsewhere in this report.

	Year Ended December 31,		
	2012	**2011**	**2010**
Net cash provided by operating activities	**$ 37,552**	$ 49,168	$ 53,924
Net cash used in investing activities	**$(20,025)**	$(25,182)	$ (8,502)
Net cash used in financing activities	**$(15,067)**	$(25,107)	$(48,999)

Operating Activities

Cash flows from operations are primarily driven by sales and net profit generated from these sales, excluding non-cash charges.

The overall decrease in cash flows from operations in 2012 compared to 2011 was primarily due to an income tax refund of $12.1 million received in the 2011 related to carryback of 2010 tax losses to 2008, as well as $0.9 million of cash payments related to our restructuring plan in 2012. The majority of our restructuring liability balance of $2.3 million as of December 31, 2012 will be paid in 2013. If the recent negative sales trends continue throughout 2013, it will significantly affect our cash flows from operations in the future.

The overall decrease in cash flows from operations in 2011 was primarily due to the decline in sales and related profits. This is reflected in the $8.2 million decrease in adjusted EBITDA during this time period, as well as an increase in accounts receivable of $2.1 million and cash interest payments of $4.6 million, which, in turn, was partially offset by an income tax refund of $12.1 million received in 2011 related to carryback of 2010 tax losses to 2008. The increase in accounts receivable was driven by an increase in our DSO, which was 48 days as of December 31, 2011, as compared to 45 days as of December 31, 2010. The increase in cash interest payments in 2011 was due to the issuance of the $200 million Notes in December of 2010. With the issuance of the Notes, our effective interest rate increased from 8.1% to 11.0%, which will affect our cash flows from operations in the future.

Net cash provided by operating activities for the year ended December 31, 2010 was primarily driven by sales and net profit generated from these sales, excluding depreciation, amortization and the goodwill impairment charge. The overall decrease in cash flows from operations in 2010 was due to the significant decline in sales and related profits and the cash contribution from a decrease in receivables in 2009. With the downturn in the general economy during this time, we planned to focus on our accounts receivable collections and DSO, which was 45 days as of December 31, 2010. Cash flows from operations for the twelve months ended December 31, 2010 were negatively affected by an increase in prepaid taxes of approximately $2.5 million.

Investing Activities

Net cash used in investing activities was primarily related to capital expenditures. We incurred capital expenditures totaling $20.3 million, $15.6 million, and $8.6 million during the years ended December 31, 2012, 2011, and 2010, respectively. The increase in capital expenditures is primarily due to growth in our onsite services, and due to the fact that we elected to purchase equipment more frequently rather than leasing equipment. Other cash flows from investing activities of $0.3 million, $0.9 million, and $1.0 million during the years ended December 31, 2012, 2011, and 2010, respectively, are primarily due to cash received from the sale of property, and disposal of fixed assets. Net cash used in investing activities for the year ended December 31, 2011 includes a $9.7 million payment related to the termination of an interest rate swap agreement.

Funds required to finance our business expansion will come from operating cash flows and additional borrowings.

Financing Activities

Net cash of $15.1 million used in financing activities during the 12 months ended December 31, 2012, primarily relates to scheduled payments of $15.6 million on our debt agreements and capital leases. Net cash of $25.1 million used in financing activities during the 12 months ended December 31, 2011, primarily relates to scheduled payments of $25.2 million on our debt agreements and capital leases. Net cash of $49.0 million used in financing activities during the 12 months ended December 31, 2010, primarily relates to scheduled payments of approximately $39 million on our debt agreements and capital leases, and payment of deferred financing fees of $4.5 million related to the issuance of the Notes. On December 1, 2010 we paid off our then-existing senior secured credit facility in the amount of $199.4 million, with net proceeds of $195.6 million from the issuance of the Notes and available cash. See Note 7 "Long-Term Debt" to our Consolidated Financial Statements for more information related to the Notes issuance. Our cash position, working capital, and debt obligations as of December 31, 2012, 2011, and 2010 are shown below and should be read in conjunction with our Consolidated Balance Sheets and notes thereto elsewhere in this report.

	December 31,		
	2012	2011	2010
Cash and cash equivalents	**$ 28,021**	$ 25,437	$ 26,293
Working capital	**$ 40,650**	$ 40,405	$ 22,387
Borrowings from senior secured credit facilities and Notes	**$196,852**	$196,241	$195,692
Other debt obligations	**25,673**	30,023	43,932
Total debt obligations	**$222,525**	$226,264	$239,624

The increase of $0.2 million in working capital in 2012 was primarily due to an increase of $2.6 million in cash, offset by a corresponding decrease in accounts receivable resulting from increased cash collections during the year. To manage our working capital, we focus on our number of days sales outstanding and monitor the aging of our accounts receivable, as receivables are the most significant element of our working capital. Our days sales outstanding ("DSO") remained stable at 48 days as of December 31, 2012, and 2011. We will continue to focus on our accounts receivable collections and DSO. If the recent negative sales trends continue throughout 2013, it will significantly affect our cash flows from operations in the future.

We believe that our current cash balance of $28.0 million, availability under the 2012 Credit Agreement and additional cash flows provided by operations should be adequate to cover the next twelve months' working capital needs, debt service requirements which consists of scheduled principal and interest payments, and planned capital expenditures, to the extent such items are known or are reasonably determinable based on current business and market conditions. In addition we may elect to finance certain of our capital expenditure requirements through borrowings under our senior secured revolving credit facility, which had no debt outstanding as of December 31, 2012, or the issuance of additional debt which is dependent on availability of third party financing. See "Debt Obligations" section for further information related to our current credit facility.

We generate the majority of our revenue from sales of services and products provided to the AEC industry. As a result, our operating results and financial condition can be significantly affected by economic factors that influence the AEC industry, such as non-residential and residential construction spending. Additionally, a general economic downturn may adversely affect the ability of our customers and suppliers to obtain financing for significant operations and purchases, and to perform their obligations under their agreements with us. We believe that credit constraints in the financial markets could result in a decrease in, or cancellation of, existing business, could limit new business, and could negatively affect our ability to collect our accounts receivable on a timely basis.

We may buy our own bonds or equity securities from time to time in the open market or in private transactions. While we have not been actively seeking growth through acquisition during the last three years, the executive team continues to selectively evaluate potential acquisitions.

Debt Obligations

10.5% Senior Notes due 2016

The Notes have an aggregate principal amount of $200 million, and are general unsecured senior obligations and are subordinate to all of our existing and future senior secured debt to the extent of the assets securing such debt. We received gross proceeds of $195.6 million from the Notes offering. Our obligations under the Notes are jointly and severally guaranteed by all of our domestic subsidiaries. The issue price was 97.824% with a yield to maturity of 11.0%. Interest on the Notes accrues at a rate of 10.5% per annum and is payable semiannually in arrears on June 15 and December 15 of each year, commencing on June 15, 2011. We will make each interest payment to the holders of record of the Notes on the immediately preceding June 1 and December 1.

Repurchase upon Change of Control. In connection with the issuance of the Notes, we entered into an indenture (the "Indenture"). Upon the occurrence of a change in control (as defined in the Indenture), each holder of the Notes may require us to repurchase all of the then-outstanding Notes in cash at a price equal to 101% of the aggregate principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to the date of repurchase.

Other Covenants. The Indenture contains covenants that limit, among other things, our company's and certain of our subsidiaries' ability to (1) incur certain additional debt and issue preferred stock, (2) make certain restricted payments, (3) consummate specified asset sales, (4) enter into certain transactions with affiliates, (5) create liens, (6) declare or pay any dividend or make any other distributions, (7) make certain investments, and (8) merge or consolidate with another person.

Events of Default. The Indenture provides for customary events of default (subject in certain cases to customary grace and cure periods), which include non-payment, breach of covenants in the Indenture, cross default and acceleration of other indebtedness, a failure to pay certain judgments and certain events of bankruptcy and insolvency. Generally, if an event of default occurs, the Trustee or holders of at least 25% in principal amount of the then outstanding Notes may declare the principal of and accrued but unpaid interest on all of the then-outstanding Notes to be due and payable.

Exchange Offer. Pursuant to a registered exchange offer in May 2011, we offered to exchange up to $200 million aggregate principal amount of the Notes, for new notes that were registered under the Securities Act. The terms of the registered notes are the same as the terms of the Notes, except that they are registered under the Securities Act and the transfer restrictions, registration rights and additional interest provisions are not applicable. We accepted the exchange of $200 million aggregate principal amounts of the Notes that were properly tendered in the exchange offer.

On December 1, 2010, we paid off, in full, amounts outstanding under our previous credit agreement when the private placement of the Notes was completed.

2010 Credit Agreement

In connection with the issuance of the Notes, our company and certain of our subsidiaries also entered into the 2010 Credit Agreement that provided for a $50 million senior secured revolving line of credit.

2012 Credit Agreement

On January 27, 2012, we entered into a new Credit Agreement (the "2012 Credit Agreement") and terminated the 2010 Credit Agreement. The 2012 Credit Agreement provides revolving loans in an aggregate principal amount not to exceed $50.0 million with a Canadian sublimit of $5.0 million, based on inventory, accounts receivable and unencumbered equipment of our subsidiaries organized in the US and Canada that meet certain eligibility criteria. The 2012 Credit Agreement has a maturity date of June 15, 2016.

Amounts borrowed in US dollars under the 2012 Credit Agreement bear interest, in the case of LIBOR loans, at a per annum rate equal to the LIBOR plus the LIBOR Margin, which may range from 1.75% to 2.25%, based on Average Daily Net Availability (as defined in the Credit Agreement). All other amounts borrowed in US dollars that are not LIBOR loans bear interest at a per annum rate equal to (i) the greatest of (A) the Federal Funds rate plus 0.5%, (B) the LIBOR (calculated based upon an interest period of three months and determined on a daily basis), plus 1.0% per annum, and (C) the rate of interest announced, from time to time, within Wells Fargo Bank, National Association at its principal office in San Francisco as its "prime rate," plus (ii) the Base Rate Margin (as defined in the 2012 Credit Agreement), which may range from 0.75 to 1.25 percent, based on Average Daily Net Availability. Amounts borrowed in Canadian dollars bear interest at a per annum rate equal to the Canadian Base Rate (as defined in the 2012 Credit Agreement) plus the LIBOR Margin, which may range from 1.75% to 2.25%, based on Average Daily Net Availability.

The 2012 Credit Agreement contains various loan covenants that restrict our ability to take certain actions, including restrictions on incurrence of indebtedness, creation of liens, mergers or consolidations, dispositions of assets, repurchase or redemption of capital stock, making certain investments, entering into certain transactions with affiliates or changing the nature of our business. In addition, at any time when Excess Availability (as defined in the 2012 Credit Agreement) is less than $10.0 million we are required to maintain a Fixed Charge Coverage Ratio (as defined in the 2012 Credit Agreement) of at least 1.0. Our obligations under the 2012 Credit Agreement are secured by substantially all of our assets pursuant to a Guaranty and Security Agreement.

As of December 31, 2012, we did not have any outstanding debt under the 2012 Credit Agreement.

As of December 31, 2012, based on inventory, accounts receivable and unencumbered equipment of our subsidiaries organized in the US and Canada, our borrowing availability under the 2012 Credit Agreement was $44.7 million. Standby letters of credit aggregating $2.9 million reduced our borrowing availability under the 2012 Credit Agreement to $41.8 million as of December 31, 2012.

Foreign Credit Agreement

In the third quarter of 2012, UDS, ARC's Chinese operations, entered into one-year revolving credit facilities. The facilities provide for a maximum credit amount of 20.0 million Chinese Yuan Renminbi, which translates to U.S. $3.2 million as of December 31, 2012. Draws on the facility are limited to 30 day periods and incur a fee of 0.05% of the amount drawn and no additional interest is charged.

The following table sets forth the outstanding balance, borrowing capacity and applicable interest rate under the Notes and senior secured credit facilities.

	As of December 31, 2012		
	Balance	**Available Borrowing Capacity**	**Interest Rate**
	(Dollars in thousands)		
Notes(1)	**$200,000**	**$ —**	**10.50%**
Foreign revolving facilities	**1,985**	**1,181**	**0.60%**
Domestic revolving facility	**—**	**41,803**	**—**
	$201,985	**$42,984**	

(1) Notes balance shown gross of discount of $3.1 million as of December 31, 2012.

Seller Notes. As of December 31, 2012, we had $0.2 million of seller notes outstanding, with a weighted average interest rate of 6.0% and maturities between 2013 and 2014. These notes were issued in connection with prior acquisitions.

Off-Balance Sheet Arrangements

As of December 31, 2012 and 2011, we did not have any significant off-balance-sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

Contractual Obligations and Other Commitments

Our future contractual obligations as of December 31, 2012, are as follows:

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(Dollars in thousands)				
Debt obligations and Notes	$202,228	$ 2,159	$ 69	$200,000(1)	$ —
Capital lease obligations	23,445	11,104	10,533	1,808	—
Interest on long-term debt, Notes and capital leases	84,580	22,350	42,900	19,330	—
Operating lease	53,758	19,718	24,198	9,028	814
Total	$364,011	$55,331	$77,700	$230,166	$814

(1) Notes balance of $200.0 million shown gross of discount of $3.1 million as of December 31, 2012.

Operating Leases. We have entered into various non-cancelable operating leases primarily related to facilities, equipment and vehicles used in the ordinary course of business.

Contingent Transaction Consideration. We have entered into earnout obligations in connection with prior acquisitions. If the acquired businesses generate sales and/or operating profits in excess of predetermined targets, we are obligated to make additional cash payments in accordance with the terms of such earnout obligations. As of December 31, 2012, we have potential future earnout obligations for acquisitions consummated before the adoption of Accounting Standards Codification (ASC) 805, *Business Combinations,* of approximately $1.8 million through 2014 if predetermined financial targets are met or exceeded. Earnout payments prior to the adoption of ASC 805, *Business Combinations,* are recorded as additional purchase price (as goodwill) when the contingent payments are earned and become payable.

Critical Accounting Policies

Our management prepares financial statements in conformity with GAAP. When we prepare these financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate our estimates and judgments, including those related to accounts receivable, inventories, deferred tax assets, goodwill and intangible assets and long-lived assets. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Impairment of Long-Lived Assets

We periodically assess potential impairments of our long-lived assets in accordance with the provisions of Accounting Standards Codification ("ASC") 360, *Property, Plant, and Equipment.* An impairment review is performed whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable.

Factors we consider include, but are not limited to, significant underperformance relative to historical or projected operating results; significant changes in the manner of use of the acquired assets or the strategy for the overall business; and significant negative industry or economic trends. When the carrying value of a long-lived asset may not be recoverable based upon the existence of one or more of the above indicators of impairment, we estimate the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows and eventual disposition is less than the carrying amount of the asset, we recognize an impairment loss. An impairment loss is reflected as the amount by which the carrying amount of the asset exceeds the fair value of the asset, based on the fair value if available, or as estimated using discounted cash flows, if not.

Our operating segments have been negatively affected by the drop in commercial and residential construction resulting from the current economic downturn. Before assessing our goodwill for impairment, we evaluated, as described above, the long-lived assets in our operating segments for impairment in 2012, 2011 and 2010 given the reduced level of expected sales, profits and cash flows. Based on this assessment, there was no impairment in 2012, 2011 or 2010. Given the current economic environment, we have and will continue to monitor the need to test our long-lived assets for impairment as required by ASC 805, *Business Combinations*.

Goodwill

In connection with acquisitions, we apply the provisions of ASC 805, *Business Combinations*, using the acquisition method of accounting. The excess purchase price over the fair value of net tangible assets and identifiable intangible assets acquired is recorded as goodwill.

In accordance with ASC 350, *Intangibles — Goodwill and Other*, we assess goodwill for impairment annually as of September 30, and more frequently if events and circumstances indicate that goodwill might be impaired.

At September 30, 2012, absent the fact that we assess goodwill for impairment annually as of September 30, we determined that there were sufficient indicators to trigger a goodwill impairment analysis. The indicators included, among other factors: (1) our underperformance relative to our plan in the third quarter of 2012 (2) the performance against plan of reporting units which previously had goodwill impairment (3) the economic environment, and (4) the continued decrease in large and small format printing at our service centers, which our management believes is partly due to customers' increasing adoption of technology. Our analysis indicated that seven of our 27 reporting units, six in the United States and one in Canada, had a goodwill impairment as of September 30, 2012. Accordingly, we recorded a pretax, non-cash charge for the three months ended September 30, 2012 to reduce the carrying value of goodwill by $16.7 million. Based upon our assessment, we concluded that no goodwill impairment triggering events have occurred during the fourth quarter of 2012 that would require an additional impairment test.

At September 30, 2011, our annual goodwill impairment analysis indicated that nine of our 37 reporting units, eight in the United States and one in Canada, had a goodwill impairment as of September 30, 2011. Accordingly, we recorded a pretax, non-cash charge for the three months ended September 30, 2011 to reduce the carrying value of goodwill by $42.1 million. Given the increased uncertainty in the timing of the recovery of the construction industry, and the increased uncertainty in the economy as a whole, as well as the significant decline in the price of our Notes (resulting in a higher yield) and a decline of our stock price during the third quarter of 2011, we concluded that it was appropriate to increase the estimated weighted average cost of capital (WACC) of our reporting units as of September 30, 2011. The increase in our WACC was the main driver in the decrease in the estimated fair value of reporting units during the third quarter of 2011, which in turn resulted in the goodwill impairment.

At June 30, 2011, we determined that there were sufficient indicators to trigger an interim goodwill impairment analysis. The indicators included, among other factors: (1) the economic environment, (2) the performance against plan of reporting units which previously had goodwill impairment, and (3) revised forecasted future earnings. The results of our analysis indicated that six of our 36 reporting units, all of which are located in the United States, had a goodwill impairment as of June 30, 2011. Accordingly, we recorded a pretax, non-cash charge for the three and six months ended June 30, 2011 to reduce the carrying value of goodwill by $23.3 million.

Goodwill impairment testing is performed at the reporting unit level. Goodwill is assigned to reporting units at the date the goodwill is initially recorded. Once goodwill has been assigned to reporting units, it no longer retains its association with a particular acquisition, and all of the activities within a reporting unit, whether acquired or internally generated, are available to support the value of the goodwill.

Goodwill impairment testing is a two-step process. Step one involves comparing the fair value of our reporting units to their carrying amount. If the carrying amount of a reporting unit is greater than zero and its fair value is greater than its carrying amount, there is no impairment. If the reporting unit's carrying amount is greater than the fair value, the second step must be completed to measure the amount of impairment, if any. Step two involves calculating the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit from the fair value of the reporting unit as determined in step one. The implied fair value of goodwill determined in this step is compared to the carrying value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, an impairment loss is recognized equal to the difference.

We determine the fair value of our reporting units using an income approach. Under the income approach, we determined fair value based on estimated discounted future cash flows of each reporting unit. Determining the fair value of a reporting unit is judgmental in nature and requires the use of significant estimates and assumptions, including revenue growth rates and EBITDA margins, discount rates and future market conditions, among others. The estimated fair value of our reporting units were based upon a projected EBITDA margin, which was anticipated to have a slight increase from 2012 to 2013, followed by year over year increases of approximately 150 to 200 basis points in 2014 through 2016, with stabilization expected in 2017. These projections are driven, in part, by anticipated industry growth rates, anticipated GDP growth rates, customer composition and historical performance. These cash flows were discounted using a weighted average cost of capital ranging from 13% to 15%, depending upon the size and risk profile of the reporting unit. We considered market information in assessing the reasonableness of the fair value under the income approach described above.

The results of step one of the goodwill impairment test, as of September 30, 2012, were as follows:

	Reporting Number of Units	Representing Goodwill of
No goodwill balance	11	$ —
Reporting units failing step one that continue to carry a goodwill balance	5	24,094
Fair value of reporting unit exceeds its carrying value by 11% — 20%	2	28,196
Fair value of reporting unit exceeds its carrying value by 20% — 40%	4	91,180
Fair value of reporting unit exceeds its carrying value by more than 40%	5	69,138
	27	$212,608

Based upon a sensitivity analysis, a reduction of approximately 50 basis points of projected EBITDA in 2012 and beyond, assuming all other assumptions remain constant, no additional reporting units would proceed to step two of the analysis, although the change would result in an additional impairment charge of approximately $2.3 million.

Based upon a separate sensitivity analysis, a 50 basis point increase to the weighted average cost of capital would result in no additional reporting units proceeding to step two of the analysis, although the change would result in a further impairment of approximately $2.0 million.

Given the current economic environment and the changing document and printing needs of our customers and the uncertainties regarding the effect on our business, there can be no assurance that the estimates and assumptions made for purposes of our goodwill impairment testing in 2012 will prove to be accurate predictions of the future. If our assumptions, including forecasted EBITDA of certain reporting units, are not achieved, we may be required to record additional goodwill impairment charges in future periods, whether in connection with our next annual impairment testing in the third quarter of 2013, or on an interim basis, if any such change constitutes a triggering event (as defined under ASC 350, *Intangibles — Goodwill and Other*) outside of the quarter when we regularly perform our annual goodwill impairment test. It is not possible at this time to determine if any such future impairment charge would result or, if it does, whether such charge would be material.

Revenue Recognition

We apply the provisions of ASC 605, *Revenue Recognition*. In general, we recognize revenue when (i) persuasive evidence of an arrangement exists, (ii) shipment of products has occurred or services have been rendered, (iii) the sales price charged is fixed or determinable and (iv) collection is reasonably assured. Net sales include an allowance for estimated sales returns and discounts.

We recognize revenues from Traditional Reprographics, Color Services and onsite services when services have been rendered, while revenues from the sale of equipment and supplies are recognized upon delivery to the customer or upon customer pickup.

We have established contractual pricing for certain large national customer accounts. These contracts generally establish uniform pricing at all service centers for Global Services. Revenues earned from our Global Services are recognized in the same manner as non-Global Services revenues.

Revenues derived from our Digital Services include hosted software licensing activities, which are recognized ratably over the term of the license.

Management provides for returns, discounts and allowances based on historic experience and adjusts such allowances as considered necessary. To date, such provisions have been within the range of management's expectations.

Income Taxes

Deferred tax assets and liabilities reflect temporary differences between the amount of assets and liabilities for financial and tax reporting purposes. Such amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is recorded to reduce our deferred tax assets to the amount that is more likely than not to be realized. Changes in tax laws or accounting standards and methods may affect recorded deferred taxes in future periods.

When establishing a valuation allowance, we consider future sources of taxable income such as future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards and tax planning strategies. A tax planning strategy is an action that: is prudent and feasible; an enterprise ordinarily might not take, but would take to prevent an operating loss or tax credit carryforward from expiring unused; and would result in realization of deferred tax assets. In the event we determine the deferred tax assets, more likely than not, will not be realized in the future, the valuation adjustment to the deferred tax assets will be charged to earnings in the period in which we make such a determination.

As of June 30, 2011, we determined that cumulative losses for the preceding twelve quarters constituted sufficient objective evidence (as defined by ASC 740-10, *Income Taxes*) that a valuation allowance was needed. As of December 31, 2012, the valuation allowance against certain deferred tax assets was $78.3 million.

In future quarters we will continue to evaluate our historical results for the preceding twelve quarters and our future projections to determine whether we will generate sufficient taxable income to utilize our deferred tax assets, and whether a partial or full valuation allowance is still required. Should we generate sufficient taxable income, however, we may reverse a portion or all of the then current valuation allowance.

We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified.

Income taxes have not been provided on certain undistributed earnings of foreign subsidiaries because such earnings are considered to be permanently reinvested.

The amount of taxable income or loss we report to the various tax jurisdictions is subject to ongoing audits by federal, state and foreign tax authorities. Our estimate of the potential outcome of any uncertain tax issue is subject to management's assessment of relevant risks, facts, and circumstances existing at that time. We use a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. We record a liability for the difference between the benefit recognized and measured and tax position taken or expected to be taken on our tax return. To the extent that our assessment of such tax positions changes, the change in estimate is recorded in the period in which the determination is made. We report tax-related interest and penalties as a component of income tax expense.

Allowance for Doubtful Accounts

We perform periodic credit evaluations of the financial condition of our customers, monitor collections and payments from customers, and generally do not require collateral. We provide for the possible inability to collect accounts receivable by recording an allowance for doubtful accounts. We write off an account when it is considered uncollectible. We estimate our allowance for doubtful accounts based on historical experience, aging of accounts receivable, and information regarding the creditworthiness of our customers. In 2012, 2011, and 2010, we recorded expenses of $0.5 million, $1.0 million, and $1.0 million, respectively, related to the allowance for trade receivables.

Commitments and Contingencies

In the normal course of business, we estimate potential future loss accruals related to legal, workers compensation, healthcare, tax and other contingencies. These accruals require management's judgment on the outcome of various events based on the best available information. However, due to changes in facts and circumstances, the ultimate outcomes could differ from management's estimates.

Stock-Based Compensation

We apply the Black-Scholes valuation model in determining the fair value of stock options granted to employees, which is then amortized on a straight-line basis over the requisite service period. Upon the adoption of FSP FAS 123(R-3), *Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards*, we used the "shortcut method" for determining the historical windfall tax benefit.

Total stock-based compensation for the years ended December 31, 2012, 2011 and 2010 was $2.0 million, $4.3 million, and $5.9 million, respectively and was recorded in selling, general, and administrative expenses. In addition, upon the adoption of ASC 718, *Compensation — Stock Compensation,* the excess tax benefit resulting from stock-based compensation, in our Consolidated Statements of Cash Flows, is classified as cash flows from financing activities.

Recent Accounting Pronouncements

See Note 2 "Summary of Significant Accounting Policies" to our Consolidated Financial Statements for disclosure on recent accounting pronouncements.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Historically, our primary exposure to market risk is interest rate risk associated with our debt instruments. We use both fixed and variable rate debt as sources of financing. Historically, we have entered into derivative instruments to manage our exposure to changes in interest rates. These instruments allowed us to raise funds at floating rates and effectively swap them into fixed rates, without the exchange of the underlying principal amount.

As of December 31, 2012, we had $222.5 million of total debt, net of discount, and capital lease obligations, none of which bore interest at variable rates.

We have not, and do not plan to, enter into any derivative financial instruments for trading or speculative purposes. As of December 31, 2012, we had no significant material exposure to market risk, including foreign exchange risk and commodity risks.

Item 8. *Financial Statements and Supplementary Data*

Our financial statements and the accompanying notes that are filed as part of this report are listed under "Part IV, Item 15. Financial Statements Schedules and Reports" and are set forth beginning on page F-1 immediately following the signature pages of this Annual Report on Form 10-K, except for our quarterly results of operations, which are included in Item 7 of this Annual Report on Form 10-K.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act are recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer we conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2012. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that as of December 31, 2012, our disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) or 15(d)-15(f) of the Exchange Act). Under the supervision and with the participation of the Company's management, including our Chief Executive Officer and President, and our Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based upon the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the Company's management concluded that its internal control over financial reporting was effective as of December 31, 2012.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control Over Financial Reporting

There were no significant changes to internal control over financial reporting during the quarter ended December 31, 2012, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Our independent registered public accounting firm has issued an audit report on internal control over financial reporting, which appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
ARC Document Solutions, Inc.
Walnut Creek, California

We have audited the internal control over financial reporting of ARC Document Solutions, Inc. and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2012 of the Company and our report dated March 13, 2013 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California
March 13, 2013

Item 9B. ***Other Information***

On March 13, 2013, we entered into an amendment to our employment agreement with Rahul K. Roy, our Chief Technology Officer. The amendment is effective March 2, 2013 and provides for (1) the elimination of the Special Benefits, or perquisites, allowance and (2) an increase in Mr. Roy's Base Salary from $500,000 to $575,000, as those terms are defined in his Amended and Restated Executive Employment Agreement dated March 21, 2011 (the "2011 Employment Agreement"). Taking into consideration the temporary base salary reductions agreed to by Mr. Roy in the 2011 Employment Agreement and the further voluntary temporary base salary announced by the Company in 2012, Mr. Roy's Base Salary will be $525,000 for the duration of the temporary reductions. The foregoing description of the amendment is qualified in its entirety by reference to the full text of the amendment, which is filed as Exhibit 10.43 to this Annual Report on Form 10-K.

In connection with the Company's name change to ARC Document Solutions, Inc. effective December 31, 2012, on March 12, 2013, the Company filed a restated certificate of incorporation. The restated certificate of incorporation, effective as of March 12, 2013, served solely to incorporate the Company's name change into the certificate of incorporation from the certificate of ownership and merger filed on December 24, 2012. The foregoing description is qualified in its entirety by reference to the full text of the restated certificate of incorporation, which is filed as Exhibit 3.2 to this Annual Report on Form 10-K.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

Certain information regarding our executive officers is included in Part I, Item 1, of this Annual Report on Form 10-K under "Executive Officers of the Registrant." All other information regarding directors, executive officers and corporate governance required by this item is incorporated herein by reference to the applicable information in the proxy statement for our 2013 annual meeting of stockholders, which will be filed with the SEC within 120 days after our fiscal year end of December 31, 2012, and is set forth under "Nominees for Director," "Corporate Governance Profile," "Section 16(a) Beneficial Ownership Reporting Compliance," and in other applicable sections in the proxy statement.

Item 11. ***Executive Compensation***

The information required by this item is incorporated herein by reference to the applicable information in the proxy statement for our 2013 annual meeting of stockholders and is set forth under "Executive Compensation."

The information in the section of the proxy statement for our 2013 annual meeting captioned "Compensation Committee Report" is incorporated by reference herein but shall be deemed furnished, not filed and shall not be deemed to be incorporated by reference into any filing we make under the Securities Act of 1933 or the Exchange Act.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this item is incorporated herein by reference to the applicable information in the proxy statement for our 2013 annual meeting of stockholders and is set forth under "Beneficial Ownership of Voting Securities" and "Equity Compensation Plan Information."

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this item is incorporated herein by reference to the applicable information in the proxy statement for our 2013 annual meeting of stockholders and is set forth under "Certain Relationships and Related Transactions" and "Corporate Governance Profile."

Item 14. ***Principal Accountant Fees and Services***

The information required by this item is incorporated herein by reference to the proxy statement for our 2013 annual meeting of stockholders and is set forth under "Auditor Fees."

PART IV

Item 15. ***Exhibits and Financial Statement Schedules.***

(a) The following documents are filed as part of this Annual Report on Form 10-K:

(1) *Financial Statements*

Report of Independent Registered Public Accounting Firm
  Deloitte & Touche LLP
Consolidated Balance Sheets as of December 31, 2012 and 2011
Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010
Consolidated Statements of Comprehensive Loss for the years ended December 31, 2012, 2011 and 2010
Consolidated Statements of Equity for the years ended December 31, 2012, 2011 and 2010
Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010
Notes to Consolidated Financial Statements

(2) *Financial Statement Schedules*

Schedule II — Valuation and Qualifying Accounts

All other schedules have been omitted as the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the Consolidated Financial Statements and notes thereto.

(3) *Exhibits*

See Item 15(b) below.

(b) Exhibits

The following exhibits are filed herewith as part of this Annual Report on Form 10-K or are incorporated by reference to exhibits previously filed with the SEC:

Index to Exhibits

Number	Description
3.1	Certificate of Ownership and Merger as filed with Secretary of State of the State of Delaware (incorporated by reference to Exhibit 3.1 to the Registrant's Form 8-K filed December 27, 2012).
3.2	Restated Certificate of Incorporation, filed March 13, 2013.*
3.3	Second Amended and Restated Bylaws, (incorporated by reference to Exhibit 3.1 to the Registrant's Form 8-K filed on October 6, 2009).
4.1	Specimen Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registrant's Form 10-K filed on March 9, 2011).
4.2	Indenture, dated December 1, 2010, among ARC Document Solutions, certain subsidiaries of ARC Document Solutions as guarantors thereto, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Registrant's Form 8-K filed on December 2, 2010).
4.3	Form of 10.5% Senior Note due 2016 (incorporated by reference to Exhibit 4.2 to the Registrant's Form 8-K filed on December 2, 2010).
4.4	Registration Rights Agreement, dated December 1, 2010, among ARC Document Solutions, certain subsidiaries of ARC Document Solutions as guarantors thereto, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representative of the several initial purchasers (incorporated by reference to Exhibit 4.3 to the Registrant's Form 8-K filed on December 2, 2010).
10.1	Credit Agreement, dated as of January 27, 2012, by and among ARC Document Solutions, ARC Reprographics Canada Corp., ARC Digital Canada Corp., and Wells Fargo Bank, National Association, as US Agent and Wells Fargo Capital Finance Corporation Canada, as Canadian Agent and the lenders named therein (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed on February 2, 2012).
10.2	Guaranty and Security Agreement, dated as of January 27, 2012, by and among ARC Document Solutions and the Grantors named therein, and Wells Fargo Bank, National Association, as agent (incorporated by reference to Exhibit 10.2 to the Registrant's Form 8-K filed on February 2, 2012).
10.3	Canadian Guaranty and Security Agreement, dated as of January 27, 2012, by and among ARC Reprographics Canada Corp. and ARC Digital Canada Corp., and Wells Fargo Bank, National Association, as agent (incorporated by reference to Exhibit 10.3 to the Registrant's Form 8-K filed on February 2, 2012).
10.4	ARC Document Solutions 2005 Stock Plan (incorporated by reference to Exhibit 10.7 to the Registrant's Registration Statement on Form S-1 A (Reg. No. 333-119788), as amended on January 13, 2005).^
10.5	Amendment No. 1 to ARC Document Solutions 2005 Stock Plan dated May 22, 2007 (incorporated by reference to Exhibit 10.63 to the Registrant's Form 10-Q filed on August 9, 2007).^
10.6	Amendment No. 2 to ARC Document Solutions 2005 Stock Plan dated May 2, 2008 (incorporated by reference to Exhibit 10.3 to the Registrant's Form 10-Q filed August 8, 2008).^
10.7	Amendment No. 3 to ARC Document Solutions 2005 Stock Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q filed August 7, 2009).^
10.8	Forms of Stock Option Agreements under the 2005 Stock Plan (incorporated by reference to Exhibit 10.8 to the Registrant's Registration Statement on Form S-1 (Reg. No. 333-119788), as filed on October 15, 2004).^

Number	Description
10.9	Forms of Restricted Stock Award Agreements under 2005 Stock Plan (incorporated by reference to Exhibit 10.27 to the Registrant's Registration Statement on Form S-1 A (Reg. No. 333-119788), as amended on December 6, 2004).^
10.10	Form of Restricted Stock Unit Award Agreement under 2005 Stock Plan (incorporated by reference to Exhibit 10.28 to the Registrant's Registration Statement on Form S-1 A (Reg. No. 333-119788), as amended on December 6, 2004).^
10.11	Form of Stock Appreciation Right Agreement under 2005 Stock Plan (incorporated by reference to Exhibit 10.29 to the Registrant's Registration Statement on Form S-1 A (Reg. No. 333-119788), as amended on January 13, 2005).^
10.12	Form of ARC Document Solutions Stock Option Grant Notice — Non-employee Directors (Discretionary Non-statutory Stock Options) (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed on December 16, 2005).^
10.13	Form of ARC Document Solutions Non-employee Directors Nonstatutory Stock Option Agreement (Discretionary Grants) (incorporated by reference to Exhibit 10.2 to the Registrant's Form 8-K filed on December 16, 2005).^
10.14	Amended and Restated ARC Document Solutions 2005 Employee Stock Purchase Plan amended and restated as of July 30, 2009 (incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q filed on November 9, 2009).^
10.15	Lease Agreement, for the premises commonly known as 934 and 940 Venice Boulevard, Los Angeles, CA, dated November 19, 1997, by and between American Reprographics Company, L.L.C. (formerly Ford Graphics Group, L.L.C.) and Sumo Holdings LA, LLC (incorporated by reference to Exhibit 10.10 to the Registrant's Registration Statement on Form S-1 (Reg. No. 333-119788), as filed on October 15, 2004).
10.16	Amendment to Lease for the premises commonly known as 934 and 940 Venice Boulevard, Los Angeles, CA, effective as of August 2, 2005, by and between Sumo Holdings LA, LLC, Landlord and American Reprographics Company, L.L.C. (formerly known as Ford Graphics Group, L.L.C.) Tenant (incorporated by reference to Exhibit 10.2 to the Registrant's Form 10-Q filed on November 14, 2005).
10.17	Lease Agreement for the premises commonly known as 835 West Julian Street, San Jose, CA, dated February 1, 2009, by and between American Reprographics Company, L.L.C. and Sumo Holdings San Jose, LLC (incorporated by reference to Exhibit 10.11 to the Registrant's Registration Statement on Form S-1 (Reg. No. 333-119788), as filed on October 15, 2004).
10.18	Amendment to Lease for the premises commonly known as 835 West Julian Street, San Jose, CA, dated effective February 1, 2009, by and between Sumo Holdings San Jose, LLC, Landlord, and American Reprographics Company, L.L.C. Tenant (incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q filed on May 8, 2009).
10.19	Lease Agreement for the premises commonly known as 17721 Mitchell North, Irvine, CA, dated April 1, 19999, by and between American Reprographics Company, L.L.C. and Sumo Holdings Irvine, LLC (incorporated by reference to Exhibit 10.12 to the Registrant's Registration Statement on Form S-1 (Reg. No. 333-119788), as filed on October 15, 2004).
10.20	Amendment to Lease for the premises commonly known as 17721 Mitchell North, Irvine, CA, effective as of August 2, 2005, by and between Sumo Holdings Irvine, LLC, Lessor and American Reprographics Company, L.L.C., Lessee (incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q filed on November 14, 2005).

Number	Description
10.21	Assignment of Lease and Consent for the premises commonly known as 17721 Mitchell North, Irvine, CA, dated effective April 28, 2009, by and between OCB, LLC, American Reprographics Company, L.L.C. and Sumo Holdings Irvine LLC (incorporated by reference to Exhibit 10.2 to the Registrant's Form 10-Q filed on May 8, 2009).
10.22	Second Amendment to Lease for the premises commonly known as 17721 Mitchell North, Irvine, CA, dated effective April 28, 2009, by and between Sumo Holdings Irvine LLC, Lessor, and OCB, LLC, Lessee, (incorporated by reference to Exhibit 10.3 to the Registrant's Form 10-Q filed on May 8, 2009).
10.23	Lease Agreement for the premises commonly known as 1322 V Street, Sacramento, CA, dated December 1, 1997, by and between American Reprographics Company, L.L.C. (formerly Ford Graphics Group, L.L.C.) and Sumo Holdings Sacramento, LLC (Sacramento Property) (incorporated by reference to Exhibit 10.14 to the Registrant's Registration Statement on Form S-1 (Reg. No. 333-119788), as filed on October 15, 2004).
10.24	Amendment to Lease for the premises commonly known as 1322 V Street, Sacramento, CA, effective as of August 2, 2005, by and between Sumo Holdings Sacramento, LLC, Landlord and American Reprographics Company, L.L.C. (formerly known as Ford Graphics Group, L.L.C.) Tenant (incorporated by reference to Exhibit 10.4 to the Registrant's Form 10-Q filed on November 14, 2005).
10.25	Lease Agreement for the premises commonly known as 345 Clinton Street, Costa Mesa, CA, dated September 23, 2003, by and between American Reprographics Company (dba Consolidated Reprographics) and Sumo Holdings Costa Mesa, LLC (incorporated by reference to Exhibit 10.16 to the Registrant's Registration Statement on Form S-1 (Reg. No. 333-119788), as filed on October 15, 2004).
10.26	Lease Agreement for the premises commonly known as 616 Monterey Pass Road, Monterey Park, CA, by and dated November 19, 1997, between Dieterich-Post Company and American Reprographics Company, L.L.C. (as successor lessee) (incorporated by reference to Exhibit 10.26 to the Registrant's Form 10-K filed on March 1, 2007).
10.27	Indemnification Agreement, dated April 10, 2000, among American Reprographics Company, L.L.C., American Reprographics Holdings, L.L.C., ARC Acquisition Co., L.L.C., Mr. Chandramohan, Mr. Suriyakumar, Micro Device, Inc., Dieterich-Post Company, ZS Ford L.P., and ZS Ford L.L.C. (incorporated by reference to Exhibit 10.19 to the Registrant's Registration Statement on Form S-1 (Reg. No. 333-119788), as filed on October 15, 2004).
10.28	Restricted Stock Award Grant Notice between American Reprographics Company and Mr. Sathiyamurthy Chandramohan dated March 27, 2007 (incorporated by reference to Exhibit 99.1 to the Registrant's Form 8-K filed on March 30, 2007).^
10.29	Amended and Restated Employment Agreement, dated March 21, 2012, between American Reprographics Company and Mr. Kumarakulasingam Suriyakumar (incorporated by reference to Exhibit 10. 1 to the Registrant's Form 8-K (filed on March 21, 2011).^
10.30	Letter Agreement, dated February 21, 2012, by and between American Reprographics Company and Kumarakulasingam Suriyakumar (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K (filed on February 21, 2012).^
10.31	Restricted Stock Award Grant Notice between American Reprographics Company and Mr. Kumarakulasingam Suriyakumar dated March 27, 2007 (incorporated by reference to Exhibit 99.2 to the Registrant's Form 8-K filed on March 30, 2007).^

Number	Description
10.32	Amended and Restated Employment Agreement, dated March 21, 2011, between American Reprographics Company and Mr. Rahul K. Roy (incorporated by reference to Exhibit 10.2 to the Registrant's Form 8-K filed on March 21, 2011).^
10.33	Agreement to Grant Stock dated effective December 7, 2004, between American Reprographics Company and Mr. Rahul K. Roy (incorporated by reference to Exhibit 10.36 to the Registrant's Form 10-K filed on March 31, 2005).^
10.34	Letter Agreement, dated February 21, 2012, by and between American Reprographics Company and Rahul Roy (incorporated by reference to Exhibit 10.3 to the Registrant's Form 8-K filed on February 21, 2012).^
10.35	First Amendment to Agreement to Grant Stock dated May 17, 2006 between American Reprographics Company and Mr. Rahul K. Roy (incorporated by reference to Exhibit 10.48 to the Registrant's Form 10-K filed on March 1, 2007).^
10.36	Amended and Restated Executive Employment Agreement, dated March 21, 2011, between American Reprographics Company and Dilantha Wijesuriya (incorporated by reference to Exhibit 10.3 to the Registrant's Form 8-K filed on March 21, 2011).^
10.37	Letter Agreement, dated February 21, 2012, by and between American Reprographics Company and Dilantha Wijesuriya (incorporated by reference to Exhibit 10.2 to the Registrant's Form 8-K filed on February 21, 2012).^
10.38	Restricted Stock Award Grant Notice between American Reprographics Company and Dilantha Wijesuriya dated October 28, 2009 (incorporated by reference to Exhibit 10.79 to the Registrant's Form 10-K filed on February 26, 2010).^
10.39	Executive Employment Agreement, dated April 14, 2011, between American Reprographics Company and Jorge Avalos, (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed on April 15, 2011).^
10.40	Separation Agreement, dated April 13, 2011, between American Reprographics Company and Jonathan Mather (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed on April 21, 2011).^
10.41	Executive Employment Agreement, dated July 18, 2011, between American Reprographics Company and John E.D. Toth, (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed on July 18, 2011).^
10.42	Form of Indemnification Agreement between ARC Document Solutions, Inc. and each of its Directors and Executive Officers.*
10.43	Amendment No. 1 to Amended and Restated Employment Agreement, dated March 13, 2013, between ARC Document Solutions, Inc. and Mr. Rahul K. Roy.*^
21.1	List of Subsidiaries.*
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.*
31.1	Certification of Principal Executive Officer pursuant to Rules 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
31.2	Certification of Principal Financial Officer pursuant to Rules 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

Number	Description
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase*
101.DEF	XBRL Taxonomy Extension Definition Linkbase*
101.LAB	XBRL Taxonomy Extension Label Linkbase*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase*

* Filed herewith

^ Indicates management contract or compensatory plan or agreement

Attached as Exhibit 101 to this report are documents formatted in XBRL (Extensible Business Reporting Language). Users of this data are advised pursuant to Rule 406T of Regulation S-T that the interactive data file is deemed not filed or part of a registration statement or prospectus for purposes of section 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, and is otherwise not subject to liability under these sections. The financial information contained in the XBRL-related documents is "unaudited" or "unreviewed."

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARC DOCUMENT SOLUTIONS

By: /s/ KUMARAKULASINGAM SURIYAKUMAR
Chairman, President and Chief Executive Officer

Date: March 13, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ KUMARAKULASINGAM SURIYAKUMAR Kumarakulasingam Suriyakumar	Chairman, President and Chief Executive Officer and Director (Principal Executive Officer)	March 13, 2013
/s/ JOHN E.D. TOTH John E.D. Toth	Chief Financial Officer (Principal Financial Officer)	March 13, 2013
/s/ JORGE AVALOS Jorge Avalos	Chief Accounting Officer (Principal Accounting Officer)	March 13, 2013
/s/ THOMAS J. FORMOLO Thomas J. Formolo	Director	March 13, 2013
/s/ ERIBERTO SCOCIMARA Eriberto Scocimara	Director	March 13, 2013
/s/ DEWITT KERRY MCCLUGGAGE Dewitt Kerry McCluggage	Director	March 13, 2013
/s/ JAMES F. MCNULTY James F. McNulty	Director	March 13, 2013
/s/ MARK W. MEALY Mark W. Mealy	Director	March 13, 2013
/s/ MANUEL PEREZ DE LA MESA Manuel Perez de la Mesa	Director	March 13, 2013

[THIS PAGE INTENTIONALLY LEFT BLANK]

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
ARC Document Solutions, Inc.
Walnut Creek, California

We have audited the accompanying consolidated balance sheets of ARC Document Solutions, Inc. and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also include the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ARC Document Solutions, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2013, expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

San Francisco, CA
March 13, 2013

ARC DOCUMENT SOLUTIONS, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	December 31, 2012	December 31, 2011
Assets		
Current assets:		
Cash and cash equivalents	**$ 28,021**	$ 25,437
Accounts receivable, net of allowances for accounts receivable of **$2,634** and $3,309	**51,855**	54,713
Inventories, net	**14,251**	12,107
Prepaid expenses	**3,277**	3,999
Other current assets	**6,819**	7,541
Total current assets	**104,223**	103,797
Property and equipment, net of accumulated depreciation of **$197,830** and $191,598	**56,471**	55,084
Goodwill	**212,608**	229,315
Other intangible assets, net	**34,498**	45,127
Deferred financing fees, net	**4,219**	4,574
Deferred income taxes	**1,246**	1,368
Other assets	**2,574**	2,092
Total assets	**$415,839**	$441,357
Liabilities and Equity		
Current liabilities:		
Accounts payable	**$ 21,215**	$ 21,787
Accrued payroll and payroll-related expenses	**6,774**	7,292
Accrued expenses	**22,321**	19,308
Current portion of long-term debt and capital leases	**13,263**	15,005
Total current liabilities	**63,573**	63,392
Long-term debt and capital leases	**209,262**	211,259
Deferred income taxes	**28,936**	26,447
Other long-term liabilities	**3,231**	3,194
Total liabilities	**305,002**	304,292
Commitments and contingencies (Note 8)		
Stockholders' equity:		
ARC Document Solutions, Inc. stockholders' equity:		
Preferred stock, $0.001 par value, 25,000 shares authorized; **0** shares issued and outstanding	**—**	—
Common stock, $0.001 par value, 150,000 shares authorized; **46,274** and 46,235 shares issued and **46,262** and 45,235 shares outstanding	**46**	46
Additional paid-in capital	**102,510**	99,728
Retained earnings	**695**	32,663
Accumulated other comprehensive income (loss)	**689**	(1,760)
	103,940	130,677
Less cost of common stock in treasury, **12** and 0 shares	**44**	—
Total ARC Document Solutions, Inc. stockholders' equity	**103,896**	130,677
Noncontrolling interest	**6,941**	6,388
Total equity	**110,837**	137,065
Total liabilities and equity	**$415,839**	$441,357

The accompanying notes are an integral part of these consolidated financial statements.

ARC DOCUMENT SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31,		
	2012	**2011**	**2010**
Service sales	**$350,260**	$ 368,213	$384,549
Equipment and supplies sales	**55,858**	54,519	57,090
Total net sales	**406,118**	422,732	441,639
Cost of sales	**282,599**	288,434	299,307
Gross profit	**123,519**	134,298	142,332
Selling, general and administrative expenses	**93,073**	101,315	107,744
Amortization of intangible assets	**11,035**	18,715	11,657
Goodwill impairment	**16,707**	65,444	38,263
Restructuring expense	**3,320**	—	—
Loss from operations	**(616)**	(51,176)	(15,332)
Other income, net	**(100)**	(103)	(156)
Interest expense, net	**28,165**	31,104	24,091
Loss on early extinguishment of debt	**—**	—	2,509
Loss before income tax provision (benefit)	**(28,681)**	(82,177)	(41,776)
Income tax provision (benefit)	**2,784**	50,931	(14,186)
Net loss	**(31,465)**	(133,108)	(27,590)
(Income) loss attributable to noncontrolling interest	**(503)**	21	88
Net loss attributable to ARC Document Solutions, Inc. shareholders	**$ (31,968)**	$(133,087)	$ (27,502)
Loss per share attributable to ARC Document Solutions, Inc. shareholders:			
Basic	**$ (0.70)**	$ (2.93)	$ (0.61)
Diluted	**$ (0.70)**	$ (2.93)	$ (0.61)
Weighted average common shares outstanding:			
Basic	**45,668**	45,401	45,213
Diluted	**45,668**	45,401	45,213

The accompanying notes are an integral part of these consolidated financial statements.

ARC DOCUMENT SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands, except per share data)

	Year Ended December 31,		
	2012	**2011**	**2010**
Net loss	**$(31,465)**	$(133,108)	$(27,590)
Other comprehensive income, net of tax			
Foreign currency translation adjustments, net of tax effect of **$32,** $100 and $36	**345**	449	854
Gain on derivative, net of tax effect of $638	**—**	—	1,125
Amortization of derivative, net of tax effect of **$1,285 and** $2,127	**2,154**	3,565	—
Other comprehensive income, net of tax	**2,499**	4,014	1,979
Comprehensive loss	**(28,966)**	(129,094)	(25,611)
Comprehensive income attributable to noncontrolling interest	**553**	212	159
Comprehensive loss attributable to ARC Document Solutions, Inc. shareholders	**$(29,519)**	$(129,306)	$(25,770)

The accompanying notes are an integral part of these consolidated financial statements.

ARC DOCUMENT SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF EQUITY
(In thousands, except per share data)

ARC Document Solutions, Inc. Shareholders

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Common Stock in Treasury	Noncontrolling Interest	Total Equity
	Shares	Par Value						
Balance at December 31, 2009	45,665	$46	$ 89,982	$ 200,961	$(7,273)	$(7,709)	$6,017	$ 282,024
Stock-based compensation	15		5,922					5,922
Issuance of common stock under Employee Stock Purchase Plan	9		64					64
Stock options exercised	47		242					242
Net tax benefit from stock-based compensation			41					41
Comprehensive loss				(27,502)	1,732		159	(25,611)
Balance at December 31, 2010	45,736	$46	$ 96,251	$ 173,459	$(5,541)	$(7,709)	$6,176	$ 262,682
Stock-based compensation	470		4,271					4,271
Issuance of common stock under Employee Stock Purchase Plan	12		50					50
Stock options exercised	17		108					108
Tax deficiency from stock-based compensation, net of tax benefit			(952)					(952)
Retirement of 447 treasury shares				(7,709)		7,709		—
Comprehensive loss				(133,087)	3,781		212	(129,094)
Balance at December 31, 2011	46,235	$46	$ 99,728	$ 32,663	$(1,760)	$ —	$6,388	$ 137,065
Stock-based compensation	**6**		**1,999**					**1,999**
Issuance of common stock under Employee Stock Purchase Plan	**6**		**28**					**28**
Stock options exercised	**15**		**79**					**79**
Tax benefit from stock-based compensation, net of tax deficiency			**676**					**676**
Treasury shares	**12**					**(44)**		**(44)**
Comprehensive loss				**(31,968)**	**2,449**		**553**	**(28,966)**
Balance at December 31, 2012	**46,274**	**$46**	**$102,510**	**$ 695**	**$ 689**	**$ (44)**	**$6,941**	**$ 110,837**

The accompanying notes are an integral part of these consolidated financial statements.

ARC DOCUMENT SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except per share data)

	Year Ended December 31,		
	2012	**2011**	**2010**
Cash flows from operating activities			
Net loss	**$(31,465)**	$(133,108)	$ (27,590)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Allowance for accounts receivable	**456**	1,034	966
Depreciation	**28,487**	29,161	33,992
Amortization of intangible assets	**11,035**	18,715	11,657
Amortization of deferred financing costs	**1,088**	887	1,491
Amortization of bond discount	**611**	549	44
Goodwill impairment	**16,707**	65,444	38,263
Stock-based compensation	**1,999**	4,271	5,922
Excess tax benefit related to stock-based compensation	**—**	—	(58)
Deferred income taxes	**(6,433)**	673	(12,657)
Deferred tax valuation allowance	**9,750**	68,546	—
Restructuring expense, non-cash portion	**2,379**	—	—
Loss on early extinguishment of debt	**—**	—	2,509
Amortization of derivative, net of tax effect	**2,154**	3,565	—
Other noncash items, net	**321**	(417)	340
Changes in operating assets and liabilities, net of effect of business acquisitions:			
Accounts receivable	**2,533**	(2,582)	469
Inventory	**(3,005)**	(1,170)	8
Prepaid expenses and other assets	**1,032**	(453)	(4,098)
Accounts payable and accrued expenses	**(97)**	(5,947)	2,666
Net cash provided by operating activities	**37,552**	49,168	53,924
Cash flows from investing activities			
Capital expenditures	**(20,348)**	(15,553)	(8,634)
Payments for businesses acquired, net of cash acquired and including other cash payments associated with the acquisitions	**—**	(823)	(870)
Payment for swap transaction	**—**	(9,729)	—
Other	**323**	923	1,002
Net cash used in investing activities	**(20,025)**	(25,182)	(8,502)
Cash flows from financing activities			
Proceeds from stock option exercises	**79**	108	242
Proceeds from issuance of common stock under Employee Stock Purchase Plan	**28**	62	51
Excess tax benefit related to stock-based compensation	**—**	—	58
Proceeds from bond issuance	**—**	—	195,648
Payments on long-term debt agreements and capital leases	**(15,601)**	(25,179)	(238,989)
Net borrowings (repayments) under revolving credit facility	**1,266**	701	(1,536)
Payment of deferred financing costs	**(839)**	(799)	(4,473)
Net cash used in financing activities	**(15,067)**	(25,107)	(48,999)
Effect of foreign currency translation on cash balances	**124**	265	493
Net change in cash and cash equivalents	**2,584**	(856)	(3,084)
Cash and cash equivalents at beginning of period	**25,437**	26,293	29,377
Cash and cash equivalents at end of period	**$ 28,021**	$ 25,437	$ 26,293
Supplemental disclosure of cash flow information			
Cash paid for:			
Interest	**$ 23,277**	$ 25,215	$ 20,627
Income taxes (received) paid, net	**$ (122)**	$ (13,488)	$ 1,395
Noncash investing and financing activities:			
Capital lease obligations incurred	**$ 10,047**	$ 10,678	$ 10,305
Liabilities in connection with the acquisition of businesses	**$ —**	$ 548	$ 231
Liabilities in connection with deferred financing costs	**$ —**	$ 107	$ 440
Gain on derivative, net of tax effect	**$ —**	$ —	$ 1,125

The accompanying notes are an integral part of these consolidated financial statements.

ARC DOCUMENT SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data or where otherwise noted)

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Effective December 31, 2012, American Reprographics Company changed its name to ARC Document Solutions, Inc.

ARC Document Solutions, Inc. ("ARC Document Solutions", "ARC" or the "Company") provides specialized document management services to businesses of all types, with an emphasis on the non-residential segment of the architectural, engineering and construction ("AEC") industry. ARC is the largest and leading document solutions provider to the North American AEC industry offering a variety of services including: Onsite Services, Traditional Reprographics, Color Services, and Digital Services. In addition, ARC also sells Equipment and Supplies. The Company conducts its operations through its wholly-owned operating subsidiary, American Reprographics Company, L.L.C., a California limited liability company, and its subsidiaries.

Basis of Presentation

The accompanying Consolidated Financial Statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. The Company evaluates its estimates and assumptions on an ongoing basis and relies on historical experience and various other factors that it believes to be reasonable under the circumstances to determine such estimates. Actual results could differ from those estimates and such differences may be material to the Consolidated Financial Statements.

Beginning with this annual filing on Form 10-K, the Company's statement of operations will reflect net sales reporting under two categories for all periods presented — "Service sales" and "Equipment and supplies sales" — replacing the historical revenue categories of "Reprographics services," "Facilities management," and "Equipment and supplies sales." In an effort to increase visibility into the nature and changing dynamics of ARC's business, the broader category of "Service sales" will allow the Company to better report distinct sales recognized from its Traditional Reprographics Services, Onsite Services, Color Services, and Digital Services. Under its previous revenue reporting structure, Traditional Reprographics, Color Services, and Digital Services were blended in "Reprographics services." See Note 2 "Summary of Significant Accounting Policies" for further information.

Risk and Uncertainties

The Company generates the majority of its revenue from sales of services and products provided to the AEC industry. As a result, the Company's operating results and financial condition can be significantly affected by economic factors that influence the AEC industry, such as non-residential construction spending, GDP growth, interest rates, unemployment rates, and office vacancy rates. A downturn in the AEC industry would diminish demand for some of ARC's services and products , and would therefore negatively affect revenues and have a material adverse effect on its business, operating results and financial condition.

As part of the Company's growth strategy, ARC intends to continue to offer and grow a variety of service offerings that are relatively new to the Company. The success of the Company's efforts will be affected by its ability to acquire new customers for the Company's new service offerings as well as sell the new service offerings to existing customers. The Company's inability to successfully market and execute these relatively new service offerings could significantly affect its business and reduce its long term revenue, resulting in an adverse effect on its results of operations and financial condition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents

Cash equivalents include demand deposits and short-term investments with a maturity of three months or less when purchased. UDS, the Company's operations in China, held $15.7 million of the Company's cash and cash equivalents as of December 31, 2012.

The Company maintains its cash deposits at numerous banks located throughout the United States, Canada, India, the United Kingdom and China, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash and cash equivalents.

Concentrations of Credit Risk and Significant Vendors

Concentrations of credit risk with respect to trade receivables are limited due to a large, diverse customer base. No individual customer represented more than 4% of net sales during the years ended December 31, 2012, 2011 and 2010, respectively.

The Company has geographic concentration risk as sales in California, as a percent of total sales, were approximately 31%, 32% and 32% for the years ended December 31, 2012, 2011 and 2010, respectively.

The Company contracts with various suppliers. Although there are a limited number of suppliers that could supply the Company's inventory, management believes any shortfalls from existing suppliers would be absorbed from other suppliers on comparable terms. However, a change in suppliers could cause a delay in sales and adversely affect results.

Purchases from the Company's three largest vendors during the years ended December 31, 2012, 2011 and 2010 comprised approximately 34%, 37%, and 41% respectively, of the Company's total purchases of inventory and supplies.

Allowance for Doubtful Accounts

The Company performs periodic credit evaluations of the financial condition of its customers, monitors collections and payments from customers, and generally does not require collateral. The Company provides for the possible inability to collect accounts receivable by recording an allowance for doubtful accounts. The Company writes off an account when it is considered uncollectible. The Company estimates the allowance for doubtful accounts based on historical experience, aging of accounts receivable, and information regarding the credit worthiness of its customers. Additionally, the Company provides an allowance for returns and discounts based on historical experience. In 2012, 2011, and 2010 the Company recorded expenses of $0.5 million, $1.0 million and $1.0 million, respectively, related to the allowance for doubtful accounts.

Inventories

Inventories are valued at the lower of cost (determined on a first-in, first-out basis; or average cost) or market. Inventories primarily consist of reprographics materials for use and resale, and equipment for resale. On an ongoing basis, inventories are reviewed and adjusted for estimated obsolescence or unmarketable inventories to reflect the lower of cost or market. Charges to increase inventory reserves are recorded as an increase in cost of sales. Estimated inventory obsolescence has been provided for in the financial statements and has been within the range of management's expectations. As of December 31, 2012 and 2011, the reserves for inventory obsolescence amounted to $1.1 million and $0.9 million, respectively.

Income Taxes

Deferred tax assets and liabilities reflect temporary differences between the amount of assets and liabilities for financial and tax reporting purposes. Such amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is recorded to reduce the Company's deferred tax assets to the amount that is more likely than not to be realized. Changes in tax laws or accounting standards and methods may affect recorded deferred taxes in future periods.

When establishing a valuation allowance, the Company considers future sources of taxable income such as future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards, and tax planning strategies. A tax planning strategy is an action that: is prudent and feasible; an enterprise ordinarily might not take, but would take to prevent an operating loss or tax credit carryforward from expiring unused; and would result in realization of deferred tax assets. In the event the Company determines the deferred tax assets, more likely than not, will not be realized in the future, the valuation adjustment to the deferred tax assets will be charged to earnings in the period in which it makes such a determination. As of June 30, 2011, the Company determined that cumulative losses for the preceding twelve quarters constituted sufficient objective evidence (as defined by ASC 740-10, *Income Taxes*) that a valuation allowance was needed. As of December 31, 2012 and 2011, the valuation allowance against certain deferred tax assets was $78.3 million and $68.5 million, respectively.

Management continues to evaluate the Company's historical results for the preceding twelve quarters and its future projections to determine whether sufficient taxable revenue will be generated in future periods to utilize its deferred tax assets, and whether a partial or full allowance is still required. Should the Company generate sufficient taxable income, however, a portion or all of the then current valuation allowance may be reversed.

The Company calculates its current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified.

Income taxes have not been provided on certain undistributed earnings of international subsidiaries because such earnings are considered to be permanently reinvested.

The amount of income taxes the Company reports to the various tax jurisdictions is subject to ongoing audits by federal, state and foreign tax authorities. The Company's estimate of the potential outcome of any uncertain tax issue is subject to management's assessment of relevant risks, facts, and circumstances existing at that time. The Company uses a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The Company records a liability for the difference between the benefit recognized and measured and the tax position taken or expected to be taken on its tax return. To the extent that its assessment of such tax positions changes, the change in estimate is recorded in the period in which the determination is made. The Company reports tax-related interest and penalties as a component of income tax expense.

The Company's effective income tax rate differs from the statutory tax rate primarily due to the valuation allowance on the Company's deferred tax assets in 2012 and 2011, state income taxes, stock-based compensation, goodwill and other identifiable intangibles, the Domestic Production Activities Deduction, and other discrete items. See Note 9 "Income taxes" for further information.

Income tax deficiencies and benefits affecting stockholders' equity are primarily related to employee stock-based compensation.

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives, as follows:

Buildings	10-20 years
Leasehold improvements	10-20 years or lease term, if shorter
Machinery and equipment	3-7 years
Furniture and fixtures	3-7 years

Assets acquired under capital lease arrangements are included in machinery and equipment and are recorded at the present value of the minimum lease payments and are depreciated using the straight-line method over the life of the asset or term of the lease, whichever is shorter. Expenses for repairs and maintenance are charged to expense as incurred, while renewals and betterments are capitalized. Gains or losses on the sale or disposal of property and equipment are reflected in operating income.

The Company accounts for computer software costs developed for internal use in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, *Intangibles — Goodwill and Other,* which requires companies to capitalize certain qualifying costs incurred during the application development stage of the related software development project. The primary use of this software is for internal use and, accordingly, such capitalized software development costs are depreciated on a straight-line basis over the economic lives of the related products not to exceed three years. The Company's machinery and equipment (see Note 6 "Property and Equipment") includes $0.6 million and $0.9 million of capitalized software development costs as of December 31, 2012 and 2011, respectively, net of accumulated amortization of $17.1 million and $16.3 million as of December 31, 2012 and 2011, respectively. Depreciation expense includes the amortization of capitalized software development costs which amounted to $0.5 million, $0.9 million and $1.1 million during the years ended December 31, 2012, 2011 and 2010, respectively.

Impairment of Long-Lived Assets

The Company periodically assesses potential impairments of its long-lived assets in accordance with the provisions of ASC 360, *Property, Plant, and Equipment.* An impairment review is performed whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The Company groups its assets at the lowest level for which identifiable cash flows are largely independent of cash flows of the other assets and liabilities. The Company has determined that the lowest level for which identifiable cash flows are available is the divisional level.

Factors considered by the Company include, but are not limited to, significant underperformance relative to historical or projected operating results; significant changes in the manner of use of the acquired assets or the strategy for the overall business; and significant negative industry or economic trends. When the carrying value of a long-lived asset may not be recoverable based upon the existence of one or more of the above indicators of impairment, the Company estimates the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows and eventual disposition is less than the carrying amount of the asset, the Company recognizes an impairment loss. An impairment loss is reflected as the amount by which the carrying amount of the asset exceeds the fair value of the asset, based on the fair value if available, or discounted cash flows, if fair value is not available.

The reporting units of the Company have been negatively affected by the decline in the Company's sales. Before assessing the Company's goodwill for impairment, the Company evaluated, as described above, the long-lived assets in its reporting units for impairment in 2012, 2011 and 2010. Based on these assessments, there were no impairments in 2012, 2011 or 2010.

Goodwill and Other Intangible Assets

In connection with acquisitions, the Company applies the provisions of ASC 805, *Business Combinations*, using the acquisition method of accounting. The excess purchase price over the assessed fair value of net tangible assets and identifiable intangible assets acquired is recorded as goodwill.

In accordance with ASC 350, *Intangibles — Goodwill and Other*, the Company assesses goodwill for impairment annually as of September 30, and more frequently if events and circumstances indicate that goodwill might be impaired.

Goodwill impairment testing is performed at the reporting unit level. Goodwill is assigned to reporting units at the date the goodwill is initially recorded. Once goodwill has been assigned to reporting units, it no longer retains its association with a particular acquisition, and all of the activities within a reporting unit, whether acquired or internally generated, are available to support the value of the goodwill.

Goodwill impairment testing is a two-step process. Step one involves comparing the fair value of the reporting units to its carrying amount. If the carrying amount of a reporting unit is greater than zero and its fair value is greater than its carrying amount, there is no impairment. If the reporting unit's carrying amount is greater than the fair value, the second step must be completed to measure the amount of impairment, if any. Step two involves calculating the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit from the fair value of the reporting unit as determined in step one. The implied fair value of goodwill determined in this step is compared to the carrying value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, an impairment loss is recognized equal to the difference.

The Company determines the fair value of its reporting units using an income approach. Under the income approach, the Company determined fair value based on estimated discounted future cash flows of each reporting unit. The cash flows are discounted by an estimated weighted-average cost of capital, which is intended to reflect the overall level of inherent risk of a reporting unit. Determining the fair value of a reporting unit is judgmental in nature and requires the use of significant estimates and assumptions, including revenue growth rates and EBITDA margins, discount rates and future market conditions, among others. The Company considered market information in assessing the reasonableness of the fair value under the income approach outlined above.

Other intangible assets that have finite lives are amortized over their useful lives. Customer relationships are amortized using the accelerated method, based on customer attrition rates, over their estimated useful lives of 13 (weighted average) years.

Deferred Financing Costs

Direct costs incurred in connection with debt agreements are capitalized as incurred and amortized based on the effective interest method for the 10.5% senior secured notes due 2016 (the "Notes") and on the straight line method for the Company's $50 million credit agreement (the "2012 Credit Agreement"). At December 31, 2012 and 2011, the Company had deferred financing costs of $4.2 million and $4.6 million, respectively, net of accumulated amortization of $1.9 million and $1.0 million, respectively.

In 2012, the Company added $0.6 million of deferred financing costs related to its 2012 Credit Agreement. In 2011, the Company added $0.5 million of deferred financing costs related to its Notes and its previous $50 million credit agreement. In December 2010, the Company wrote off $2.5 million of deferred financing costs due to the extinguishment, in full, of its previous credit agreement, and added $4.9 million of deferred financing costs related to its Notes and its previous $50 million credit agreement.

Derivative Financial Instruments

Historically, the Company enters into derivative instruments to manage its exposure to changes in interest rates. These instruments allow the Company to raise funds at floating rates and effectively swap them into fixed rates, without the exchange of the underlying principal amount. Such agreements are designated and accounted for under ASC 815, *Derivatives and Hedging*. Derivative instruments are recorded at fair value as either assets or liabilities in the Consolidated Balance Sheets.

Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments for disclosure purposes:

Cash equivalents: Cash equivalents are time deposits with maturity of three months or less when purchased, which are highly liquid and readily convertible to cash. Cash equivalents reported in the Company's Consolidated Balance Sheet were $13.7 million and $10.3 million as of December 31, 2012 and 2011, respectively, and are carried at cost and approximate fair value due to the relatively short period to maturity of these instruments.

Short- and long-term debt: The carrying amount of the Company's capital leases reported in the Consolidated Balance Sheets approximates fair value based on the Company's current incremental borrowing rate for similar types of borrowing arrangements. The carrying amount reported in the Company's Consolidated Balance Sheet as of December 31, 2012 for its Notes and its subordinated notes payable is $200.0 million and $0.2 million, respectively. Using a discounted cash flow technique that incorporates a market interest rate which assumes adjustments for duration, optionality, and risk profile, the Company has determined the fair value of its Notes and its subordinated notes payable is $198.0 million and $0.2 million, respectively, as of December 31, 2012.

Interest rate hedge agreements: The fair value of the interest rate swap was based on market interest rates using a discounted cash flow model and an adjustment for counterparty risk. See Note 13 "Fair Value Measurements" for further information.

Insurance Liability

The Company maintains a high deductible insurance policy for a significant portion of its risks and associated liabilities with respect to workers' compensation. The Company's deductible is $250 thousand. The accrued liabilities associated with this program are based on the Company's estimate of the ultimate costs to settle known claims, as well as claims incurred but not yet reported to the Company, as of the balance sheet date. The Company's estimated liability is not discounted and is based upon an actuarial report obtained from a third party. The actuarial report uses information provided by the Company's insurance brokers and insurers, combined with the Company's judgments regarding a number of assumptions and factors, including the frequency and severity of claims, claims development history, case jurisdiction, applicable legislation, and the Company's claims settlement practices.

The Company is self-insured for healthcare benefits, with a stop-loss at $225 thousand. Liabilities associated with the risks that are retained by the Company are estimated, in part, by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions. The Company's results could be materially affected by claims and other expenses related to such plans if future occurrences and claims differ from these assumptions and historical trends.

Commitments and Contingencies

In the normal course of business, the Company estimates potential future loss accruals related to legal, workers' compensation, healthcare, tax and other contingencies. These accruals require management's judgment on the outcome of various events based on the best available information. However, due to changes in facts and circumstances, the ultimate outcomes could differ from management's estimates.

Revenue Recognition

The Company applies the provisions of ASC 605, *Revenue Recognition*. In general, the Company recognizes revenue when (i) persuasive evidence of an arrangement exists, (ii) shipment of products has occurred or services have been rendered, (iii) the sales price charged is fixed or determinable and (iv) collection is reasonably assured. Net sales include an allowance for estimated sales returns and discounts.

The Company recognizes service revenue when services have been rendered, while revenues from the resale of equipment and supplies are recognized upon delivery to the customer or upon customer pickup. Revenue from equipment service agreements are recognized over the term of the service agreement.

The Company has established contractual pricing for certain large national customer accounts ("Global Services"). These contracts generally establish uniform pricing at all operating segments for Global Services. Revenues earned from the Company's Global Services are recognized in the same manner as non-Global Services revenues.

Included in revenues are fees charged to customers for shipping, handling, and delivery services. Such revenues amounted to $12.9 million, $14.8 million, and $17.8 million for the years ended December 31, 2012, 2011, and 2010 respectively.

Revenues from hosted software licensing activities are recognized ratably over the term of the license. Revenues from membership fees are recognized over the term of the membership agreement. Revenues from software licensing activities and membership revenues comprise less than 1% of the Company's consolidated revenues during the years ended December 31, 2012, 2011 and 2010.

Management provides for returns, discounts and allowances based on historic experience and adjusts such allowances as considered necessary. To date, such provisions have been within the range of management's expectations.

Comprehensive Income (Loss)

The Company's comprehensive loss includes foreign currency translation adjustments and the amortized fair value of the Amended Swap Transaction, net of taxes. The Amended Swap Transaction was de-designated on December 1, 2010, as it no longer qualified as a cash flow hedge when the cash proceeds from the issuance of the Notes were used to pay off the Company's previous credit agreement. At that time, the fair value of the Amended Swap Transaction was computed and the effective portion was stored in other comprehensive income and was amortized into income, net of tax effect, on the straight-line method, based on the original notional schedule.

Asset and liability accounts of international operations are translated into the Company's functional currency, U.S. dollars, at current rates. Revenues and expenses are translated at the weighted-average currency rate for the fiscal year.

Segment and Geographic Reporting

The provisions of ASC 280, *Segment Reporting,* require public companies to report financial and descriptive information about their reportable operating segments. The Company identifies operating segments based on the various business activities that earn revenue and incur expense, whose operating results are reviewed by the Company's Chief Executive Officer and Chief Operating Officer, who, acting jointly, are deemed to be the chief operating decision makers. Based on the fact that operating segments have similar products and services, classes of customers, production processes and economic characteristics, the Company is deemed to operate as a single reportable segment.

Net sales of the Company's principle services and products were as follows:

	Year Ended December 31,		
	2012	**2011**	**2010**
Service Sales			
Traditional reprographics	**$126,785**	$145,449	$173,364
Color	**79,080**	84,062	81,552
Digital	**35,578**	38,020	39,639
Subtotal(1)	**241,443**	267,531	294,555
Onsite services(2)	**108,817**	100,682	89,994
Total service sales	**350,260**	368,213	384,549
Equipment and supplies sales	**55,858**	54,519	57,090
Total net sales	**$406,118**	$422,732	$441,639

(1) For comparison purposes this subtotal agrees with reprographics services historically reported.

(2) Represents work done at the Company's customer sites which includes Facilities Management ("FM") and Managed Print Services ("MPS").

The Company recognizes revenues in geographic areas based on the location to which the product was shipped or services have been rendered. Operations outside the United States have been small but growing. See table below for revenues and long-lived assets, net, attributable to the Company's U.S. operations and foreign operations.

	2012			2011			2010		
	U.S.	Foreign Countries	Total	U.S.	Foreign Countries	Total	U.S.	Foreign Countries	Total
Revenues from external customers	**$353,763**	**$52,355**	**$406,118**	$378,705	$44,027	$422,732	$404,513	$37,126	$441,639
Long-lived assets, net	**$299,426**	**$10,944**	**$310,370**	$325,795	$10,397	$336,192	$414,693	$ 8,855	$423,548

Advertising and Shipping and Handling Costs

Advertising costs are expensed as incurred and approximated $1.5 million, $1.7 million, and $1.9 million during the years ended December 31, 2012, 2011 and 2010, respectively. Shipping and handling costs incurred by the Company are included in cost of sales.

Stock-Based Compensation

The Company applies the Black-Scholes valuation model in determining the fair value of share-based payments to employees, which is then amortized on a straight-line basis over the requisite service period. Upon the adoption of FSP FAS 123(R-3), *Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards*, the Company used the "shortcut method" for determining the historical windfall tax benefit.

Total stock-based compensation for the years ended December 31, 2012, 2011 and 2010, was $2.0 million, $4.3 million and $5.9 million, respectively and was recorded in selling, general, and administrative expenses, consistent with the classification of the underlying salaries. In addition, upon the adoption of ASC 718, *Income Taxes*, the excess tax benefit resulting from stock-based compensation, in the Consolidated Statements of Cash Flows, are classified as financing cash inflows.

The weighted average fair value at the grant date for options issued in the fiscal years ended December 31, 2012 and 2011 was $2.97, and $4.43 respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model using the following weighted average assumptions for the years ended December 31, 2012 and 2011:

	Year Ended December 31,	
	2012	**2011**
Weighted average assumptions used:		
Risk free interest rate	1.17%	2.01%
Expected volatility	54.8%	48.1%
Expected dividend yield	0.00%	0.00%

The Company did not issue any stock options in the fiscal year ended December 31, 2010.

Using historical exercise data as a basis, the Company determined that the expected term for stock options issued in 2012 and 2011 was 7.1 years and 6.9 years, respectively.

For fiscal years 2012 and 2011, expected stock price volatility is based on a blended rate which combines the Company's recent historical volatility with that of its peer groups for a period equal to the expected term. This blended method provides better information about future stock-price movements, until the Company has a more reliable historical period to rely upon. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant with an equivalent remaining term. The Company has not paid dividends in the past and does not currently plan to pay dividends in the near future. The Company assumed a forfeiture rate of 2% in 2012 and 0% in 2011. The Company's assumed forfeiture rate is based on the historical forfeiture rate for employees at similar levels in the Company. The Company reviews its forfeiture rate at least on an annual basis.

As of December 31, 2012, total unrecognized stock-based compensation expense related to nonvested stock-based compensation was approximately $4.5 million, which is expected to be recognized over a weighted average period of approximately 2.3 years.

For additional information, see Note 10 "Employee Stock Purchase Plan and Stock Option Plan."

Research and Development Expenses

Research and development activities relate to costs associated with the design and testing of new technology or enhancements and maintenance to existing technology and are expensed as incurred. In total, research and development amounted to $5.4 million, $4.9 million and $4.7 million during the fiscal years ended December 31, 2012, 2011 and 2010, respectively.

Noncontrolling Interest

The Company accounts for its investment in UNIS Document Solutions Co. Ltd., ("UDS") under the purchase method of accounting, in accordance with ASC 805, *Business Combinations*. UDS is consolidated in the Company's financial statements from the date of commencement. Noncontrolling interest, which represents the 35 percent non-controlling interest in UDS, is reflected on the Company's Consolidated Financial Statements.

Sales Taxes

The Company bills sales taxes, as applicable, to its customers. The Company acts as an agent and bills, collects, and remits the sales tax to the proper government jurisdiction. The sales taxes are accounted for on a net basis, and therefore are not included as part of the Company's revenue.

Earnings Per Share

The Company accounts for earnings per share in accordance with ASC 260, *Earnings Per Share*. Basic earnings per share are computed by dividing net income attributable to ARC by the weighted-average number of common shares outstanding for the period. Diluted earnings per common share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if common shares subject to outstanding options and acquisition rights had been issued and if the additional common shares were dilutive. Common share equivalents are excluded from the computation if their effect is anti-dilutive. There were 2.3 million, 2.2 million and 2.2 million common stock options excluded as their effect would have been anti-dilutive for the years ended December 31, 2012, 2011 and 2010, respectively. The Company's common share equivalents consist of stock options issued under the Company's Stock Plan.

Basic and diluted earnings per common share were calculated as follows for the years ended December 31, 2012, 2011 and 2010:

	Year Ended December 31,		
	2012	2011	2010
Weighted average common shares outstanding during the period — basic	**45,668**	45,401	45,213
Effect of dilutive stock options	**—**	—	—
Weighted average common shares outstanding during the period — diluted	**45,668**	45,401	45,213

Recent Accounting Pronouncements

In September 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-08. The new guidance provides an entity the option, when testing for goodwill impairment, to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after performing a qualitative assessment, an entity determines it is more likely than not that the fair value of a reporting unit is less than its carrying amount, it is required to perform the currently prescribed two-step goodwill impairment test to identify potential goodwill impairment, and measure the amount of goodwill impairment loss to be recognized for that reporting unit (if any). The adoption of ASU 2011-08 will have no effect to the Company's Consolidated Financial Statements.

In June 2011, the FASB issued ASU 2011-05. The new guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. Instead, an entity will be required to present either a continuous statement of net income and other comprehensive income or present net income and other comprehensive income in two separate but consecutive statements. The Company adopted provisions of ASU 2011-05 effective January 1, 2012, and has presented a new statement titled "Consolidated Statements of Comprehensive Income (Loss)."

In May 2011, the FASB issued ASU 2011-04 which amends the accounting and disclosure requirements on fair value measurements. The new guidance limits the highest-and-best-use measure to nonfinancial assets, permits certain financial assets and liabilities with offsetting positions in market or counterparty credit risks to be measured at a net basis, and provides guidance on the applicability of premiums and discounts. Additionally, the new guidance expands the disclosures on Level 3 inputs by requiring quantitative disclosure of the unobservable inputs and assumptions, as well as description of the valuation processes and the sensitivity of the fair value to changes in unobservable inputs. The Company adopted provisions of ASU 2011-04 effective January 1, 2012, which did not have a material effect on its Consolidated Financial Statements.

3. RESTRUCTURING EXPENSES

To ensure that the Company's costs and resources were in line with the Company's current portfolio of services and products, and that the Company's primary offerings were tied to growing markets, management initiated a restructuring plan in October of 2012. The restructuring plan implemented in the fourth quarter of 2012 included the closure of 33 of the Company's service centers, which represents over 10% of the Company's total number of service center locations. In addition, as part of the restructuring plan, the Company reduced headcount and middle management associated with its service center locations, streamlined the upper management team, and allocated more resources into growing sales categories such as managed print services. The reduction in headcount totaled approximately 300 full-time employees, which represents approximately 10% of the Company's total workforce.

Restructuring expenses in 2012 include employee termination costs, estimated lease termination and obligation costs and other restructuring expenses. The Company's restructuring efforts will include additional service center closures in 2013, but a significantly lower number of closures compared to 2012. The Company estimates that 2013 closures will result in additional restructuring expenses of less than $1.0 million.

The following table summarizes restructuring expenses incurred in 2012:

	Year Ended December 31, 2012
Employee termination costs	$ 784
Estimated lease termination and obligation costs	2,168
Other restructuring expenses	368
Total restructuring expenses	$3,320

The changes in the restructuring liability for the year ended December 31, 2012 is summarized as follows:

	Year Ended December 31, 2012
Balance December 31, 2011	$ —
Restructuring expenses	3,320
Payments	(940)
Adjustments	(81)
Balance, December 31, 2012	$2,299

4. ACQUISITIONS

During 2012, the Company had no business acquisitions.

During 2011, the Company acquired one Chinese business through UDS, its business venture with Unisplendour Corporation Limited ("Unisplendour") for $1.4 million in the aggregate.

During 2010, the Company acquired one Chinese business through UDS for $0.6 million in the aggregate.

The results of operations of the companies acquired have been included in the Consolidated Financial Statements from their respective dates of acquisition.

For U.S. income tax purposes, $1.2 million of intangibles resulting from the acquisition completed during 2011 are amortized over a 15-year period. None of the Company's acquisitions were related or contingent upon any other acquisitions.

During 2012, 2011 and 2010, the Company's acquisitions were not material individually, or in the aggregate.

Certain acquisition agreements entered into by the Company contain earnout agreements which provide for additional consideration (Earnout Payments) to be paid to the former owners if the acquired entity's results of operations, or sales, exceed certain targeted levels measured on an annual basis generally three years after the acquisition. The earnout provisions generally contain limits on the amount of Earnout Payments that may be payable over the term of the agreement. The Company's estimate of the aggregate amount of additional consideration that may be payable over the terms of the earnout agreements subsequent to December 31, 2012 is approximately $1.8 million.

5. GOODWILL AND OTHER INTANGIBLES RESULTING FROM BUSINESS ACQUISITIONS

At September 30, 2012, absent the fact that the Company assesses goodwill for impairment annually as of September 30, the Company determined that there were sufficient indicators to trigger a goodwill impairment analysis. The indicators included, among other factors: (1) the Company's underperformance relative to its plan in the third quarter of 2012 (2) the performance against plan of reporting units which previously had goodwill impairment (3) the economic environment, and (4) the continued decrease in large and small format printing at the Company's service centers, which the Company management believes is partly due to customers' increasing adoption of technology. The Company's analysis indicated that seven of its 27 reporting units, six in the United States and one in Canada, had a goodwill impairment as of September 30, 2012. Accordingly, the Company recorded a pretax, non-cash charge for the three months ended September 30, 2012 to reduce the carrying value of goodwill by $16.7 million. Based upon its assessment, the Company concluded that no goodwill impairment triggering events have occurred during the fourth quarter of 2012 that would require an additional impairment test.

Given the current economic environment, the changing document and printing needs of the Company's customers, and the uncertainties regarding the related effect on the Company's business, there can be no assurance that the estimates and assumptions made for purposes of the Company's goodwill impairment testing in 2012 will prove to be accurate predictions of the future. If the Company's assumptions, including forecasted EBITDA of certain reporting units, are not achieved, the Company may be required to record additional goodwill impairment charges in future periods, whether in connection with the Company's next annual impairment testing in the third quarter of 2013, or on an interim basis, if any such change constitutes a triggering event (as defined under ASC 350, *Intangibles — Goodwill and Other*) outside of the quarter when the Company regularly performs its annual goodwill impairment test. It is not possible at this time to determine if any such future impairment charge would result or, if it does, whether such charge would be material.

At September 30, 2011, the results of the Company's analysis indicated that nine of its 37 reporting units, eight in the United States and one in Canada, had a goodwill impairment as of September 30, 2011. Accordingly, the Company recorded a pretax, non-cash charge for the three months ended September 30, 2011 to reduce the carrying value of goodwill by $42.1 million. Given the increased uncertainty in the timing of the recovery of the construction industry, and the increased uncertainty in the economy as a whole, as well as the significant decline in the price of the Company's senior notes (resulting in a higher yield) and a decline of the Company's stock price during the third quarter of 2011, the Company concluded that it was appropriate to increase the estimated weighted average cost of capital ("WACC") of its reporting units as of September 30, 2011. The increase in the Company's WACC was the main driver in the decrease in the estimated fair value of reporting units during the third quarter of 2011, which in turn resulted in the goodwill impairment.

At June 30, 2011, the Company determined that there were sufficient indicators to trigger an interim goodwill impairment analysis. The indicators included, among other factors: (1) the economic environment, (2) the performance against plan of reporting units which previously had goodwill impairment, and (3) revised forecasted future earnings. The Company's analysis indicated that six of its 36 reporting units, all of which are located in the United States, had a goodwill impairment as of June 30, 2011. Accordingly, the Company recorded a pretax, non-cash charge for the three and six months ended June 30, 2011 to reduce the carrying value of goodwill by $23.3 million.

The results of the Company's 2010 goodwill impairment analysis indicated that goodwill was impaired at 13 of its reporting units, 12 in the United States and one in China. Accordingly, the Company recorded a pretax, non-cash charge in 2010 to reduce the carrying value of goodwill by $38.3 million.

The changes in the carrying amount of goodwill for the years ended December 31, 2012 and 2011 are summarized as follows:

	Gross Goodwill	Accumulated Impairment Loss	Net Carrying Amount
January 1, 2011	$405,558	$110,799	$294,759
Additions	—	—	—
Goodwill impairment	—	65,444	(65,444)
December 31, 2011	405,558	176,243	229,315
Additions	—	—	—
Goodwill impairment	**—**	**16,707**	**(16,707)**
December 31, 2012	**$405,558**	**$192,950**	**$212,608**

During the fourth quarter of 2010, the Company decided to consolidate the various brands that previously represented the Company's market presence in North America. Beginning in January 2011, each of the Company's operating segments and their respective locations began to adopt ARC, the Company's overall brand name. Original brand names were used in conjunction with the new ARC brand name to reinforce the Company's continuing presence in the business communities it serves, and ongoing relationships with its customers. Accordingly, the remaining estimated useful lives of the trade name intangible assets were revised down to 18 months. This change in estimate is accounted for on a prospective basis, resulting in increased amortization expense over the revised useful life of each trade name. The effect of this change in 2012 and 2011 was an increase in amortization expense of approximately $3.2 million and $9.5 million, respectively. Trade names were amortized using the straight-line method. The Company retired the original trade names in April 2012.

The following table sets forth the Company's other intangible assets resulting from business acquisitions as of December 31, 2012 and December 31, 2011, which continue to be amortized:

	December 31, 2012			December 31, 2011		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable other intangible assets:						
Customer relationships	**$ 97,926**	**$64,024**	**$33,902**	$ 97,509	$56,478	$41,031
Trade names and trademarks	**20,350**	**19,754**	**596**	20,320	16,231	4,089
Non-competition agreements	**—**	**—**	**—**	100	93	7
	$118,276	**$83,778**	**$34,498**	$117,929	$72,802	$45,127

Based on current information, estimated future amortization expense of other intangible assets for each of the next five fiscal years and thereafter are as follows:

2013	**$ 6,607**
2014	**5,764**
2015	**5,220**
2016	**4,520**
2017	**4,003**
Thereafter	**8,384**
	$34,498

6. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31,	
	2012	2011
Machinery and equipment	**$ 231,879**	$ 221,943
Buildings and leasehold improvements	**18,182**	20,047
Furniture and fixtures	**4,240**	4,692
	254,301	246,682
Less accumulated depreciation	**(197,830)**	(191,598)
	$ 56,471	$ 55,084

Depreciation expense was $28.5 million, $29.2 million, and $34.0 million for the years ended December 31, 2012, 2011, and 2010, respectively.

The two facilities that the Company owns are subject to liens under its credit facility.

7. LONG-TERM DEBT

Long-term debt consists of the following:

	December 31, 2012	December 31, 2011
Borrowings from foreign Revolving Credit Facilities; **0.6%** interest rate at December 31, 2012 and 2011	**$ 1,985**	$ 713
10.5% Senior Notes due 2016, net of discount of **$3,148** and $3,759 at December 31, 2012 and 2011, respectively	**196,852**	196,241
Various subordinated notes payable; weighted average interest rate of **6.0%** and 6.2% at December 31, 2012 and 2011, respectively; principal and interest payable monthly through September 2014	**243**	1,174
Various capital leases; weighted average interest rate of **7.5%** and 8.5% interest rate at December 31, 2012 and 2011, respectively; principal and interest payable monthly through November 2017	**23,445**	28,136
	222,525	226,264
Less current portion	**(13,263)**	(15,005)
	$209,262	$211,259

10.5% Senior Notes due 2016

On December 1, 2010, the Company completed a private placement of 10.5% senior unsecured notes due 2016 (the "Notes").

The Notes have an aggregate principal amount of $200 million. The Notes are general unsecured senior obligations of the Company and are subordinate to all existing and future senior secured debt of the Company to the extent of the assets securing such debt. The Company's obligations under the Notes are jointly and severally guaranteed by all of the Company's domestic subsidiaries. The issue price was 97.824% with a yield to maturity of 11.0%. Interest on the Notes accrues at a rate of 10.5% per annum and is payable semiannually in arrears on June 15 and December 15 of each year, commencing on June 15, 2011. The Company will make each interest payment to the holders of record of the Notes on the immediately preceding June 1 and December 1.

The Company received gross proceeds of $195.6 million from the Notes offering. In connection with the issuance of the Notes, the Company entered into an indenture (the "Indenture"). The Notes were offered only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and outside the United States to non-U.S. persons pursuant to Regulation S under the Securities Act.

Optional Redemption. At any time prior to December 15, 2013, the Company may redeem all or part of the Notes upon not less than 30 nor more than 60 days' prior notice at a redemption price equal to the sum of (i) 100% of the principal amount thereof, plus (ii) a make-whole premium as of the date of redemption, plus (iii) accrued and unpaid interest, if any, to the date of redemption. In addition, the Company may redeem some or all of the Notes on or after December 15, 2013, at redemption prices set forth in the Indenture, together with accrued and unpaid interest, if any, to the date of redemption. At any time prior to December 15, 2013, the Company may use the proceeds of certain equity offerings to redeem up to 35% of the aggregate principal amount of the Notes, including any permitted additional notes, at a redemption price equal to 110.5% of the principal amount of the Notes redeemed, plus accrued and unpaid interest, if any, to the date of redemption.

Repurchase upon Change of Control. Upon the occurrence of a change in control (as defined in the Indenture), each holder of the Notes may require the Company to repurchase all of the then-outstanding Notes in cash at a price equal to 101% of the aggregate principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to the date of repurchase.

Other Covenants. The Indenture contains covenants that limit, among other things, the Company's and certain of its subsidiaries' ability to (1) incur certain additional debt and issue preferred stock, (2) make certain restricted payments, (3) consummate specified asset sales, (4) enter into certain transactions with affiliates, (5) create liens, (6) declare or pay any dividend or make any other distributions, (7) make certain investments, and (8) merge or consolidate with another person.

Events of Default. The Indenture provides for customary events of default (subject in certain cases to customary grace and cure periods), which include non-payment, breach of covenants in the Indenture, cross default and acceleration of other indebtedness, failure to pay certain judgments and certain events of bankruptcy and insolvency. Generally, if an event of default occurs, the Trustee or holders of at least 25% in principal amount of the then outstanding Notes may declare the principal of and accrued but unpaid interest on all of the then-outstanding Notes to be due and payable.

Exchange Offer. Pursuant to a registered exchange offer in May 2011, the Company offered to exchange up to $200 million aggregate principal amount of the Notes, for new notes that were registered under the Securities Act. The terms of the registered notes are the same as the terms of the Notes, except that they are registered under the Securities Act and the transfer restrictions, registration rights and additional interest provisions are not applicable. The Company accepted the exchange of $200 million aggregate principal amounts of the Notes that were properly tendered in the exchange offer.

2012 Credit Agreement

On January 27, 2012, the Company entered into a new Credit Agreement (the "2012 Credit Agreement") and terminated its previous senior secured credit agreement. The 2012 Credit Agreement provides revolving loans in an aggregate principal amount not to exceed $50.0 million with a Canadian sublimit of $5.0 million, based on inventory, accounts receivable and unencumbered equipment of the Company's subsidiaries organized in the US and Canada that meet certain eligibility criteria. The 2012 Credit Agreement has a maturity date of June 15, 2016.

Amounts borrowed in US dollars under the 2012 Credit Agreement bear interest, in the case of LIBOR loans, at a per annum rate equal to LIBOR plus the LIBOR Margin, which may range from 1.75% to 2.25%, based on Average Daily Net Availability (as defined in the 2012 Credit Agreement). All other amounts borrowed in US dollars that are not LIBOR loans bear interest at a per annum rate equal to (i) the greatest of (A) the Federal Funds rate plus 0.5%, (B) the LIBOR (calculated based upon an interest period of three months and determined on a daily basis), plus 1.0% per annum, and (C) the rate of interest announced, from time to time, within Wells Fargo Bank, National Association at its principal office in San Francisco as its "prime rate," plus (ii) the Base Rate Margin (as defined in the 2012 Credit Agreement), which may range from 0.75% to 1.25%, based on Average Daily Net Availability (as defined in the 2012 Credit Agreement). Amounts borrowed in Canadian dollars bear interest at a per annum rate equal to the Canadian Base Rate (as defined in the 2012 Credit Agreement) plus the LIBOR Margin, which may range from 1.75% to 2.25%, based on Average Daily Net Availability.

The 2012 Credit Agreement contains various loan covenants that restrict the Company's ability to take certain actions, including restrictions on incurrence of indebtedness, creation of liens, mergers or consolidations, dispositions of assets, repurchase or redemption of capital stock, making certain investments, entering into certain transactions with affiliates or changing the nature of the Company's business. In addition, at any time when Excess Availability (as defined in the 2012 Credit Agreement) is less than $10.0 million, the Company is required to maintain a Fixed Charge Coverage Ratio (as defined in the 2012 Credit Agreement) of at least 1.0. The Company's obligations under the 2012 Credit Agreement are secured by substantially all of its assets pursuant to a Guaranty and Security Agreement.

As of and during the year ended December 31, 2012, the Company did not have any outstanding debt under the 2012 Credit Agreement.

As of December 31, 2012, based on inventory, accounts receivable and unencumbered equipment of the Company's subsidiaries organized in the US and Canada, the Company's borrowing availability under the 2012 Credit Agreement was $44.7 million. Standby letters of credit aggregating $2.9 million reduced the Company's borrowing availability under the 2012 Credit Agreement to $41.8 million as of December 31, 2012.

Foreign Credit Agreement

In the third quarter of 2012, UDS, ARC's Chinese operations, entered into one-year revolving credit facilities. The facilities provide for a maximum credit amount of 20.0 million Chinese Yuan Renminbi, which translates to U.S. $3.2 million as of December 31, 2012. Draws on the facility are limited to 30 day periods and incur a fee of 0.05% of the amount drawn and no additional interest is charged.

Minimum future maturities of long-term debt and capital lease obligations as of December 31, 2012 are as follows:

	Long-Term Debt	Capital Lease Obligations
Year ending December 31:		
2013	$ 2,159	$11,104
2014	69	6,987
2015	—	3,546
2016	200,000	1,471
2017	—	337
Thereafter	—	—
	$202,228	$23,445

Interest Rate Swap Transaction

On December 19, 2007, the Company entered into an interest rate swap transaction in order to hedge the floating interest rate risk on the Company's long term variable rate debt.

In connection with the issuance of the Notes, the swap transaction no longer qualified as a cash flow hedge and was de-designated.

As of December 31, 2010, the swap transaction had a negative fair value of $9.7 million, all of which was recorded in accrued expenses. On January 3, 2011, the swap transaction was terminated and settled. For further information, see Note 12 "Derivatives and Hedging Transactions".

8. COMMITMENTS AND CONTINGENCIES

The Company leases machinery, equipment, and office and operational facilities under noncancelable operating lease agreements. Certain lease agreements for the Company's facilities generally contain renewal options and provide for annual increases in rent based on the local Consumer Price Index. The following is a schedule of the Company's future minimum lease payments as of December 31, 2012:

	Third Party	Related Party	Total
Year ending December 31:			
2013	$18,825	$ 893	$19,718
2014	13,322	154	13,476
2015	10,722	—	10,722
2016	6,030	—	6,030
2017	2,998	—	2,998
Thereafter	814	—	814
	$52,711	$1,047	$53,758

Total rent expense under operating leases, including month-to-month rentals, amounted to $26.3 million, $28.0 million, and $29.6 million during the years ended December 31, 2012, 2011 and 2010, respectively. Under certain lease agreements, the Company is responsible for other costs such as property taxes, insurance, maintenance, and utilities.

The Company leases several of its facilities under lease agreements with entities owned by certain of its current and former executive officers which expire through March 2014. Rental expense on these facilities amounted to $1.1 million, $1.5 million and $1.5 million during the years ended December 31, 2012, 2011 and 2010, respectively.

The Company has entered into indemnification agreements with each director and named executive officer which provide indemnification under certain circumstances for acts and omissions which may not be covered by any directors' and officers' liability insurance. The indemnification agreements may require the Company, among other things, to indemnify its officers and directors against certain liabilities that may arise by reason of their status or service as officers and directors (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain officers' and directors' insurance if available on reasonable terms. There have been no events to date which would require the Company to indemnify its officers or directors.

On October 21, 2010, the plaintiff, a former employee, filed a class action civil complaint against defendants American Reprographics Company, LLC and American Reprographics Company in the Superior Court of California, County of Orange. The class action complaint seeks to represent all current and former non-exempt hourly employees who worked for Defendants in California since October 21, 2006. The civil complaint alleges causes of action for failure to provide meal periods and rest periods in violation of California Labor Code § 226.7 as well as several derivative claims. The civil complaint seeks recovery of wages, restitution, penalties, interest, equitable relief, attorneys' fees and costs. The parties are currently engaged in pre-certification class discovery process. The Company cannot reasonably estimate the amount or range of possible loss, if any, at this time, and accordingly has not accrued for any potential liability in its Consolidated Financial Statements in connection with this matter.

In addition to the matter described above, the Company is involved in various additional legal proceedings and other legal matters from time to time in the normal course of business. The Company does not believe that the outcome of any of these matters will have a material adverse effect on its consolidated financial position, results of operations or cash flows.

9. INCOME TAXES

The following table includes the consolidated income tax provision for federal, state, and local income taxes related to the Company's total earnings before taxes for 2012, 2011 and 2010:

	Year Ended December 31,		
	2012	**2011**	**2010**
Current:			
Federal	**$ 59**	$(16,449)	$ (1,400)
State	**370**	353	157
Foreign	**322**	48	(286)
	751	(16,048)	(1,529)
Deferred:			
Federal	**1,356**	57,249	(10,429)
State	**489**	8,321	(1,640)
Foreign	**188**	1,409	(588)
	2,033	66,979	(12,657)
Income tax provision (benefit)	**$2,784**	$ 50,931	$(14,186)

The consolidated deferred tax assets and liabilities consist of the following:

	December 31,	
	2012	**2011**
Deferred tax assets:		
Financial statement accruals not currently deductible	**$ 3,641**	$ 3,307
Deferred revenue	**617**	504
State taxes	**69**	—
Fixed assets	**5,079**	6,359
Goodwill and other identifiable intangibles	**38,015**	40,109
Stock-based compensation	**6,040**	6,162
Federal tax net operating loss carryforward	**21,237**	9,541
State tax net operating loss carryforward, net	**3,145**	1,865
State tax credits, net	**942**	905
Foreign tax net operating loss carryforward	**721**	1,162
Gross deferred tax assets	**79,506**	69,914
Less: valuation allowance	**(78,260)**	(68,546)
Net deferred tax assets	**1,246**	1,368
Deferred tax liabilities:		
Goodwill and other identifiable intangibles	**$(28,936)**	$(26,447)
Net deferred tax liabilities	**$(27,690)**	$(25,079)

A reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows:

	Year Ended December 31,		
	2012	**2011**	**2010**
Statutory federal income tax rate	**35%**	35%	35%
State taxes, net of federal benefit	**1**	2	3
Foreign taxes	**2**	—	(1)
Goodwill impairment	**(8)**	(16)	(3)
Valuation allowance	**(34)**	(83)	—
Non-deductible expenses and other	**(1)**	(1)	(1)
Stock-based compensation	**(4)**	—	—
Discrete item	**(1)**	1	1
Effective income tax rate	**(10)%**	(62)%	34%

In accordance with ASC 740-10, *Income Taxes*, the Company evaluates its deferred tax assets to determine if a valuation allowance is required based on the consideration of all available evidence using a "more likely than not" standard, with significant weight being given to evidence that can be objectively verified. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability; the length of statutory carryover periods for operating losses and tax credit carryovers; and available tax planning alternatives. During 2012 and 2011, the Company determined that cumulative losses for the preceding twelve quarters constituted sufficient objective evidence (as defined by ASC 740-10, *Income Taxes*) that a valuation allowance on certain deferred assets was needed.

Based on the Company's assessment, the remaining net deferred tax assets of $1.2 million as of December 31, 2012 are considered to be more likely than not to be realized. The valuation allowance of $78.3 million may be increased or decreased as conditions change or if the Company is unable to implement certain available tax planning strategies. The realization of the Company's net deferred tax assets ultimately depend on future taxable income, reversals of existing taxable temporary differences or through a loss carry back. The Company has income tax receivables of $4.1 million as of December 31, 2012 included in other current assets in its consolidated balance sheet primarily related to income tax refunds for prior years under audit.

As of December 31, 2012, the Company had approximately $60.7 million of consolidated federal, $59.3 million of state and $2.9 million of foreign net operating loss and charitable contribution carryforwards available to offset future taxable income, respectively. The federal net operating loss carryforward began in 2011 and will begin to expire in varying amounts between 2031 and 2032. The charitable contribution carryforward began in 2009 and will begin to expire in varying amounts between 2014 and 2017. The state net operating loss carryforwards expire in varying amounts between 2015 and 2032. The foreign net operating loss carryforwards expire in varying amounts between 2015 and 2032.

Goodwill impairment item represents non-deductible goodwill impairment related to stock acquired in prior years. Non-deductible other items include meals and entertainment and other items that, individually, are not significant.

The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2008. In 2010, the IRS commenced an examination of the Company's U.S. income tax return for 2008, which was completed in February of 2011. The IRS did not propose any adjustments to the Company's 2008 U.S. income tax return. In

2011, the IRS commenced an examination of the Company's 2009 and 2010 U.S. income tax returns. The IRS did not propose any adjustments to the Company's 2009 and 2010 U.S. income tax returns as of December 31, 2012.

A reconciliation of the beginning and ending amount of unrecognized tax is as follows:

	2012	2011	2010
Beginning balance at January 1,	$ —	$ 1,549	$1,557
Additions based on tax positions related to the current year	266	—	387
Reductions based on tax positions related to the prior year	—	(1,549)	—
Reductions for tax positions due to expiration of statute of limitations	—	—	(395)
Ending balance at December 31,	$266	$ —	$1,549

All of the unrecognized tax benefits, reflected above affected the Company's effective tax rate. The Company recognized a tax benefit of $1.5 million in 2011 due to the reduction, reflected above.

The Company recognizes penalties and interest related to unrecognized tax benefits in tax expense. Interest expense of $27 and $92 is included in the ASC 740-10, *Income Taxes,* liability on the Company's balance sheet as of December 31, 2012 and 2010, respectively.

10. EMPLOYEE STOCK PURCHASE PLAN AND STOCK OPTION PLAN

Employee Stock Purchase Plan

Under the Company's Employee Stock Purchase Plan (the "ESPP") eligible employees may purchase up to a calendar year maximum per eligible employee of the lesser of (i) 2,500 shares of common stock, or (ii) a number of shares of common stock having an aggregate fair market value of $25 thousand as determined on the date of purchase at 85% of the fair market value of such shares of common stock on the applicable purchase date. The compensation expense in connection with the ESPP in 2012, 2011 and 2010 was $5 thousand, $9 thousand and $11 thousand, respectively.

Employees purchased the following shares in the periods presented:

	Year Ended December 31,		
	2012	2011	2010
Shares purchased	6	12	9
Average price per share	$4.51	$4.22	$7.10

Stock Plan

The Company's Stock Plan provides for the grant of incentive and non-statutory stock options, stock appreciation rights, restricted stock purchase awards, restricted stock awards, and restricted stock units to employees, directors and consultants of the Company. The Stock Plan authorizes the Company to issue up to 5.0 million shares of common stock. This amount will automatically increase annually on the first day of the Company's fiscal year, from 2006 through and including 2010, by the lesser of (i) 1.0% of the Company's outstanding shares on the date of the increase; (ii) 0.3 million shares; or (iii) such smaller number of shares determined by the Company's board of directors. At December 31, 2012, 2.1 million shares remain available for grant under the Stock Plan.

Options granted under the Stock Plan generally expire no later than ten years from the date of grant. Options generally vest and become fully exercisable over a period of three to five years, except options granted to non-employee directors may vest over a shorter time period. The exercise price of options must be equal to at least 100% (110% in the case of an incentive stock option granted to a 10% stockholder) of the fair market value of the Company's common stock as of the date of grant. The Company allows for cashless exercises and grants new authorized shares upon the exercise of a vested stock option.

In 2012 and 2011, the Company granted options to acquire a total of 631 thousand shares and 55 thousand shares, respectively, of the Company's common stock to certain key employees with an exercise price equal to the fair market value of the Company's common stock on the respective dates of grant.

Stock Option Exchange Program. On April 22, 2009, the Company commenced a stock option exchange program to allow certain of its employees the opportunity to exchange all or a portion of their eligible outstanding stock options for an equivalent number of new, replacement options. In connection with the exchange program, the Company issued 1.5 million nonstatutory stock options with an exercise price of $8.20, equal to the closing price of the Company's common stock on the New York Stock Exchange on May 21, 2009. Generally, all employees who held options upon expiration of the exchange program, other than the Company's board members, were eligible to participate in the program.

The number of shares of Company common stock subject to outstanding options did not change as a result of the exchange offer. New options issued as part of the exchange offer are subject to a two-year vesting schedule, with 50% of the shares subject to an option vesting on the one-year anniversary of the date of grant of the replacement option, and the remaining 50% of the shares subject to an option vesting on the two-year anniversary of the date of grant of the replacement option. The new options will expire 10 years from the date of grant of the replacement options, unless earlier terminated. In accordance with ASC 718, *Compensation — Stock Compensation*, the Company measured the new fair value of the replacement options and also revalued the original options as of the date of modification. The excess fair value of the replacement options over the re-measured value of the original options represents incremental compensation cost. The total incremental cost of the replacement options is approximately $2.4 million, of which $0.5 million, $1.2 million were recognized for the years ended December 31, 2011 and 2010, respectively.

The following is a further breakdown of the stock option activity under the Stock Plan:

	Year Ended December 31, 2012			
	Shares	Weighted Average Exercise Price	Weighted Average Contractual Life (In years)	Aggregate Intrinsic Value (In thousands)
Outstanding at December 31, 2010	2,157	$7.81		
Granted	55	$8.72		
Exercised	(17)	$6.37		
Forfeited/Cancelled	(29)	$8.20		
Outstanding at December 31, 2011	2,166	$7.83		
Granted	**631**	**$5.35**		
Exercised	**(15)**	**$5.25**		
Forfeited/Cancelled	**(446)**	**$5.41**		
Outstanding at December 31, 2012	**2,336**	**$7.64**	**6.73**	**$0**
Vested or expected to vest at December 31, 2012	**2,322**	**$7.64**	**6.73**	**$0**
Exercisable at December 31, 2012	**1,665**	**$8.49**	**5.68**	**$0**

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between the closing stock price on December 31, 2012 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all the option holders exercised their options on December 31, 2012. This amount changes based on the fair market value of the common stock. Total intrinsic value of options exercised during the years ended December 31, 2012, 2011 and 2010 was $1, $45 and $152, respectively.

A summary of the Company's non-vested stock options as of December 31, 2012, and changes during the fiscal year then ended is as follows:

Non-vested Options	Shares	Weighted Average Grant Date Fair Market Value
Non-vested at December 31, 2011	79	$3.88
Granted	**631**	**$2.97**
Vested	**(27)**	**$3.46**
Forfeited/Cancelled	**(12)**	**$2.96**
Non-vested at December 31, 2012	**671**	**$3.11**

The following table summarizes certain information concerning outstanding options at December 31, 2012:

Range of Exercise Price	Options Outstanding at December 31, 2012
$3.99 — $5.85	797
$6.14 — $9.03	1,489
$23.85 — $35.42	50
$3.99 — $35.42	2,336

Restricted Stock

The Stock Plan provides for automatic grants of restricted stock awards to non-employee directors of the Company, as of each annual meeting of the Company's stockholders having a then fair market value equal to $50 thousand.

In 2012, the Company granted 9 thousand shares of restricted stock to each of the Company's six non-employee members of its Board of Directors at a price per share equal to the closing price of the Company's common stock on the respective date the restricted stock was granted. The shares of restricted stock granted to the non-employee board members will vest on the one-year anniversary of the grant date.

In 2011, the Company granted 465 thousand shares of restricted stock to certain key employees, and 6 thousand shares of restricted stock to each of the Company's six non-employee members of its Board of Directors at a price per share equal to the closing price of the Company's common stock on the respective dates the restricted stock was granted. The shares of restricted stock granted to certain key employees will vest ratably over four years. The shares of restricted stock granted to the non-employee board members will vest on the one-year anniversary of the grant date.

In 2010, the Company granted 5 thousand shares of restricted stock to each of the Company's six non-employee members of its Board of Directors at a price per share equal to the closing price of the Company's common stock on the respective dates the restricted stock was granted. The shares of restricted stock granted to the non-employee board members vested on the one-year anniversary of the grant date.

The Company recognized compensation expense from restricted stock of $1.6 million, $2.1 million and $1.3 million in 2012, 2011 and 2010, respectively.

11. RETIREMENT PLANS

The Company sponsors a 401(k) Plan, which covers substantially all employees of the Company who have attained age 21. Under the Company's 401(k) Plan, eligible employees may contribute up to 75% of their annual eligible compensation (or in the case of highly compensated employees, up to 6% of their annual eligible compensation), subject to contribution limitations imposed by the Internal Revenue Service. During a portion 2009, the Company made an employer matching contribution equal to 20% of an employee's contributions, up to a total of 4% of that employee's compensation. In July 2009, the Company amended its 401(k) Plan to eliminate the mandatory company contribution and to provide for discretionary company contributions. An independent third party administers the Company's 401(k) Plan. The Company did not make any discretionary contributions to its 401(k) plan in 2012, 2011 or 2010.

12. DERIVATIVES AND HEDGING TRANSACTIONS

As of December 31, 2012, the Company was not party to any derivative or hedging transactions.

As of December 31, 2010, the Company was party to a swap transaction, in which the Company exchanged its floating-rate payments for fixed-rate payments. As of December 1, 2010, the swap transaction was de-designated upon issuance of the Notes and payoff of the Company's previous credit agreement. The swap transaction no longer qualified as a cash flow hedge under ASC 815, *Derivatives and Hedging*, as all the floating-rate debt was extinguished. The swap transaction qualified as a cash flow hedge up to November 30, 2010. On January 3, 2011, the Company terminated and settled the swap transaction.

As of December 31, 2012, there were no costs deferred in Accumulated Other Comprehensive Loss ("AOCL").

The following table summarizes the effect of the Amended Swap Transaction on the Consolidated Statements of Operations for the year ended December 31, 2012, 2011 and 2010:

	Amount of Gain or (Loss) Reclassified from AOCL into Income (effective portion)			Amount of Gain or (Loss) Recognized in Income (ineffective portion)		
	Year Ended December 31,			Year Ended December 31,		
	2012	2011	2010	2012	2011	2010
Location of Loss Reclassified from AOCL into Income						
Interest expense	**$3,440**	$5,691	$7,724	$—	$—	$574

The following table summarizes the loss recognized in income of derivatives, not designated as hedging instruments under ASC 815, *Derivatives and Hedging* for the year ended December 31, 2012 and 2011:

	Amount of Gain or (Loss) Recognized in AOCL on Derivative	
	Year Ended December 31,	
	2012	2011
Derivative not designated as hedging instrument under ASC 815, *Derivatives and Hedging*		
Amended Swap Transaction	$—	$(120)
Tax effect	—	45
Amended Swap Transaction, net of tax effect	$—	$ (75)

13. FAIR VALUE MEASUREMENTS

In accordance with ASC 820, *Fair Value Measurement*, the Company has categorized its assets and liabilities that are measured at fair value into a three-level fair value hierarchy as set forth below. If the inputs used to measure fair value fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement. The three levels of the hierarchy are defined as follows:

Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets, including cash and cash equivalents, or liabilities in active markets.

Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following table summarizes the bases used to measure certain assets and liabilities at fair value on a nonrecurring basis in the consolidated financial statements as of and for the year ended December 31, 2012 and 2011:

	Significant Other Unobservable Inputs December 31,			
	2012		2011	
	Level 3	Total Losses	Level 3	Total Losses
Nonrecurring Fair Value Measure				
Goodwill	**$212,608**	**$16,707**	$229,315	$65,444

Fair value measurements of assets and liabilities are used primarily in the impairment analysis of goodwill using discounted cash flows with Level 3 inputs in the fair value hierarchy. In accordance with the provisions of ASC 350, *Intangibles — Goodwill and Other*, goodwill was written down to its implied fair value of $212.6 million and $229.3 million as of December 31, 2012 and 2011, respectively, resulting in an impairment charge of $16.7 million and $65.4 million during the year ended December 31, 2012 and 2011. See Note 2, "Summary of Significant accounting policies" and Note 5, "Goodwill and other intangibles resulting from business acquisitions" for further information regarding the process of determining the implied fair value of goodwill and change in goodwill.

14. CONSOLIDATING CONDENSED FINANCIAL STATEMENTS

The Notes are fully and unconditionally guaranteed, on a joint and several basis, by all of the Company's domestic subsidiaries (the "Guarantor Subsidiaries"). The Company's foreign subsidiaries have not guaranteed the Notes (the "Non-Guarantor Subsidiaries"). Each of the Guarantor Subsidiaries is 100% owned, directly or indirectly, by the Company. There are no significant restrictions on the ability of the Company to obtain funds from any of the Guarantor Subsidiaries by dividends or loans. In lieu of providing separate audited financial statements for the Guarantor Subsidiaries, condensed consolidating financial information is presented below.

The goodwill balance of guarantor subsidiaries has been decreased, and of non-guarantor subsidiaries has been increased, by $1.5 million to correct an error as of December 31, 2011.

Consolidating Condensed Balance Sheet
December 31, 2012

(Dollars in thousands)

	ARC Document Solutions, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Assets					
Current assets:					
Cash and cash equivalents	$ —	$ 10,965	$17,056	$ —	$ 28,021
Accounts receivable, net	—	45,289	6,566	—	51,855
Intercompany operations	146,475	4,869	—	(151,344)	—
Inventories, net	—	9,426	4,825	—	14,251
Prepaid expenses	—	2,732	545	—	3,277
Other current assets	—	5,854	965	—	6,819
Total current assets	146,475	79,135	29,957	(151,344)	104,223
Property and equipment, net	—	48,484	7,987	—	56,471
Goodwill	—	212,608	—	—	212,608
Investment in subsidiaries	151,015	14,233	—	(165,248)	—
Other intangible assets, net	—	32,327	2,171	—	34,498
Deferred financing costs, net	4,219	—	—	—	4,219
Deferred income taxes	—	—	1,246	—	1,246
Other assets	—	1,788	786	—	2,574
Total assets	$301,709	$388,575	$42,147	$(316,592)	$415,839
Liabilities and Equity					
Current liabilities:					
Accounts payable	$ 1	$ 19,395	$ 1,819	$ —	$ 21,215
Accrued payroll and payroll-related expenses	—	6,460	314	—	6,774
Accrued expenses	951	17,230	4,140	—	22,321
Intercompany loans	—	143,450	7,894	(151,344)	—
Current portion of long-term debt and capital leases	—	9,909	3,354	—	13,263
Total current liabilities	952	196,444	17,521	(151,344)	63,573
Long-term debt and capital leases	196,861	10,945	1,456	—	209,262
Deferred income taxes	—	28,900	36	—	28,936
Other long-term liabilities	—	1,271	1,960	—	3,231
Total liabilities	197,813	237,560	20,973	(151,344)	305,002
Commitments and contingencies					
Total equity	103,896	151,015	21,174	(165,248)	110,837
Total liabilities and equity	$301,709	$388,575	$42,147	$(316,592)	$415,839

ARC DOCUMENT SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Consolidating Condensed Balance Sheet
December 31, 2011

(Dollars in thousands)

	ARC Document Solutions, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Assets					
Current assets:					
Cash and cash equivalents	$ —	$ 11,706	$13,731	$ —	$ 25,437
Accounts receivable, net	—	49,435	5,278	—	54,713
Intercompany operations	295	4,667	(4,962)	—	—
Inventories, net	—	7,772	4,335	—	12,107
Prepaid expenses	77	3,145	777	—	3,999
Other current assets	—	6,637	904	—	7,541
Total current assets	372	83,362	20,063	—	103,797
Property and equipment, net	—	47,431	7,653	—	55,084
Goodwill	—	227,812	1,503	—	229,315
Investment in subsidiaries	154,813	14,476	—	(169,289)	—
Other intangible assets, net	—	42,625	2,502	—	45,127
Deferred financing costs, net	4,574	—	—	—	4,574
Deferred income taxes	—	—	1,368	—	1,368
Other assets	—	1,850	242	—	2,092
Total assets	$ 159,759	$417,556	$33,331	$(169,289)	$441,357
Liabilities and Equity					
Current liabilities:					
Accounts payable	$ 113	$ 19,965	$ 1,709	$ —	$ 21,787
Accrued payroll and payroll-related expenses	—	6,807	485	—	7,292
Accrued expenses	933	15,327	3,048	—	19,308
Intercompany loans	(168,206)	166,361	1,845	—	—
Current portion of long-term debt and capital leases	—	13,078	1,927	—	15,005
Total current liabilities	(167,160)	221,538	9,014	—	63,392
Long-term debt and capital leases	196,241	13,496	1,522	—	211,259
Deferred income taxes	—	26,447	—	—	26,447
Other long-term liabilities	—	1,262	1,932	—	3,194
Total liabilities	29,081	262,743	12,468	—	304,292
Commitments and contingencies					
Total equity	130,678	154,813	20,863	(169,289)	137,065
Total liabilities and equity	$ 159,759	$417,556	$33,331	$(169,289)	$441,357

ARC DOCUMENT SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Consolidating Condensed Statement of Operations
December 31, 2012

(Dollars in thousands)

	ARC Document Solutions, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net sales	$ —	$353,763	$52,355	$ —	$406,118
Cost of sales	—	241,910	40,689	—	282,599
Gross profit	—	111,853	11,666	—	123,519
Selling, general and administrative expenses	6	86,073	6,994	—	93,073
Amortization of intangible assets	—	10,673	362	—	11,035
Goodwill impairment	—	15,204	1,503	—	16,707
Restructuring expense	—	3,267	53	—	3,320
(Loss) income from operations	(6)	(3,364)	2,754	—	(616)
Other expense (income), net	—	(100)	—	—	(100)
Interest expense (income), net	22,969	5,305	(109)	—	28,165
(Loss) income before equity in earnings of subsidiaries and income tax benefit	(22,975)	(8,569)	2,863	—	(28,681)
Equity in earnings of subsidiaries	8,993	(1,850)	—	(7,143)	—
Income tax provision	—	2,274	510	—	2,784
Net (loss) income	(31,968)	(8,993)	2,353	7,143	(31,465)
Loss attributable to noncontrolling interest	—	—	(503)	—	(503)
Net (loss) income attributable to ARC Document Solutions	$(31,968)	$ (8,993)	$ 1,850	$ 7,143	$ (31,968)

Consolidating Condensed Statement of Operations
December 31, 2011

(Dollars in thousands)

	ARC Document Solutions, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net sales	$ —	$ 378,705	$44,027	$ —	$ 422,732
Cost of sales	—	253,415	35,019	—	288,434
Gross profit	—	125,290	9,008	—	134,298
Selling, general and administrative expenses	—	93,093	8,222	—	101,315
Amortization of intangible assets	—	18,447	268	—	18,715
Goodwill impairment	—	65,444	—	—	65,444
(Loss) income from operations	—	(51,694)	518	—	(51,176)
Other expense (income), net	—	546	(649)	—	(103)
Interest expense (income), net	22,802	8,411	(109)	—	31,104
(Loss) income before equity in earnings of subsidiaries and income tax benefit	(22,802)	(60,651)	1,276	—	(82,177)
Equity in earnings of subsidiaries	109,577	160	—	(109,737)	—
Income tax provision	708	48,766	1,457	—	50,931
Net (loss) income	(133,087)	(109,577)	(181)	109,737	(133,108)
Loss attributable to noncontrolling interest	—	—	21	—	21
Net (loss) income attributable to ARC Document Solutions	$(133,087)	$(109,577)	$ (160)	$ 109,737	$(133,087)

Consolidating Condensed Statement of Operations
December 31, 2010

(Dollars in thousands)

	ARC Document Solutions, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net sales	$ —	$404,513	$37,126	$ —	$441,639
Cost of sales	—	269,304	30,003	—	299,307
Gross profit	—	135,209	7,123	—	142,332
Selling, general and administrative expenses	—	100,294	7,450	—	107,744
Amortization of intangible assets	—	11,368	289	—	11,657
Goodwill impairment	—	36,697	1,566	—	38,263
Loss from operations	—	(13,150)	(2,182)	—	(15,332)
Other (income) expense, net	—	(805)	649	—	(156)
Interest expense (income), net	1,895	22,215	(19)	—	24,091
Loss on early extinguishment of debt	—	2,509	—	—	2,509
Loss before equity in earnings of subsidiaries and income tax benefit	(1,895)	(37,069)	(2,812)	—	(41,776)
Equity in earnings of subsidiaries	26,315	1,849	—	(28,164)	—
Income tax benefit	(708)	(12,603)	(875)	—	(14,186)
Net (loss) income	(27,502)	(26,315)	(1,937)	28,164	(27,590)
Loss attributable to noncontrolling interest	—	—	88	—	88
Net (loss) income attributable to ARC Document Solutions	$(27,502)	$(26,315)	$(1,849)	$ 28,164	$(27,502)

ARC DOCUMENT SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statement of Comprehensive Income (Loss) December 31, 2012

(Dollars in thousands)

	ARC Document Solutions, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net (loss) income	$(31,968)	$(8,993)	$2,353	$7,143	$(31,465)
Other comprehensive income, net of tax:					
Foreign currency translation adjustments, net of tax	—	—	345	—	345
Amortization of derivative, net of tax	—	2,154	—	—	2,154
Other comprehensive income, net of tax	—	2,154	345	—	2,499
Comprehensive (loss) income	(31,968)	(6,839)	2,698	7,143	(28,966)
Comprehensive income attributable to noncontrolling interest	—	—	553	—	553
Comprehensive (loss) income attributable to ARC Document Solutions	$(31,968)	$(6,839)	$2,145	$7,143	$(29,519)

Condensed Consolidating Statement of Comprehensive Income (Loss) December 31, 2011

(Dollars in thousands)

	ARC Document Solutions, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net (loss) income	$(133,087)	$(109,577)	$(181)	$109,737	$(133,108)
Other comprehensive income, net of tax:					
Foreign currency translation adjustments, net of tax	—	—	449	—	449
Amortization of derivative, net of tax	—	3,565	—	—	3,565
Other comprehensive income, net of tax	—	3,565	449	—	4,014
Comprehensive (loss) income	(133,087)	(106,012)	268	109,737	(129,094)
Comprehensive income attributable to noncontrolling interest	—	—	212	—	212
Comprehensive (loss) income attributable to ARC Document Solutions	$(133,087)	$(106,012)	$ 56	$109,737	$(129,306)

ARC DOCUMENT SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statement of Comprehensive Income (Loss)
December 31, 2010

(Dollars in thousands)

	ARC Document Solutions, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net (loss) income	$(27,502)	$(26,315)	$(1,937)	$28,164	$(27,590)
Other comprehensive income, net of tax:					
Foreign currency translation adjustments, net of tax	—	—	854	—	854
Gain on derivative, net of tax	—	1,125	—	—	1,125
Other comprehensive income, net of tax	—	1,125	854	—	1,979
Comprehensive (loss) income	(27,502)	(25,190)	(1,083)	28,164	(25,611)
Comprehensive income attributable to noncontrolling interest	—	—	159	—	159
Comprehensive (loss) income attributable to ARC Document Solutions	$(27,502)	$(25,190)	$(1,242)	$28,164	$(25,770)

Consolidating Condensed Statement of Cash Flows
December 31, 2012

(Dollars in thousands)

	ARC Document Solutions, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Cash flows from operating activities					
Net cash (used in) provided by operating activities	$(21,187)	$ 53,721	$ 5,018	$—	$ 37,552
Cash flows from investing activities					
Capital expenditures	—	(17,975)	(2,373)	—	(20,348)
Other	—	468	(145)	—	323
Net cash used in investing activities	—	(17,507)	(2,518)	—	(20,025)
Cash flows from financing activities					
Proceeds from stock option exercises	—	79	—	—	79
Proceeds from issuance of common stock under Employee Stock Purchase Plan	—	28	—	—	28
Payments on long-term debt agreements and capital leases	—	(13,949)	(1,652)	—	(15,601)
Net borrowings under revolving credit facility	—	—	1,266	—	1,266
Payment of deferred financing costs	(839)	—	—	—	(839)
Advances to/from subsidiaries	22,026	(23,113)	1,087	—	—
Net cash provided by (used in) financing activities	21,187	(36,955)	701	—	(15,067)
Effect of foreign currency translation on cash balances	—	—	124	—	124
Net change in cash and cash equivalents	—	(741)	3,325	—	2,584
Cash and cash equivalents at beginning of period	—	11,706	13,731	—	25,437
Cash and cash equivalents at end of period	$ —	$ 10,965	$17,056	$—	$ 28,021

Consolidating Condensed Statement of Cash Flows
December 31, 2011

(Dollars in thousands)

	ARC Document Solutions, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Cash flows from operating activities					
Net cash (used in) provided by operating activities	$(21,495)	$ 67,372	$ 3,291	$—	$ 49,168
Cash flows from investing activities					
Capital expenditures	—	(14,118)	(1,435)	—	(15,553)
Payments for businesses acquired, net of cash acquired and including other cash payments associated with the acquisitions	—	—	(823)	—	(823)
Payment for swap transaction	—	(9,729)	—	—	(9,729)
Other	—	1,038	(115)	—	923
Net cash used in investing activities	—	(22,809)	(2,373)	—	(25,182)
Cash flows from financing activities					
Proceeds from stock option exercises	—	108	—	—	108
Proceeds from issuance of common stock under Employee Stock Purchase Plan	—	62	—	—	62
Payments on long-term debt agreements and capital leases	—	(23,684)	(1,495)	—	(25,179)
Net borrowings under revolving credit facility	—	—	701	—	701
Payment of deferred financing costs	(799)	—	—	—	(799)
Advances to/from subsidiaries	22,294	(21,930)	(364)	—	—
Net cash provided by (used in) financing activities	21,495	(45,444)	(1,158)	—	(25,107)
Effect of foreign currency translation on cash balances	—	—	265	—	265
Net change in cash and cash equivalents	—	(881)	25	—	(856)
Cash and cash equivalents at beginning of period	—	12,587	13,706	—	26,293
Cash and cash equivalents at end of period	$ —	$ 11,706	$13,731	$—	$ 25,437

Consolidating Condensed Statement of Cash Flows
December 31, 2010

(Dollars in thousands)

	ARC Document Solutions, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Cash flows from operating activities					
Net cash (used in) provided by operating activities	$ (970)	$ 49,404	$ 5,490	$—	$ 53,924
Cash flows from investing activities					
Capital expenditures	—	(6,233)	(2,401)	—	(8,634)
Payments for businesses acquired, net of cash acquired and including other cash payments associated with the acquisitions	—	(500)	(370)	—	(870)
Other	—	1,045	(43)	—	1,002
Net cash used in investing activities	—	(5,688)	(2,814)	—	(8,502)
Cash flows from financing activities					
Proceeds from stock option exercises	—	242	—	—	242
Proceeds from issuance of common stock under Employee Stock Purchase Plan	—	51	—	—	51
Excess tax benefit related to stock-based compensation	—	58	—	—	58
Proceeds from bond issuance	195,648	—	—	—	195,648
Payments on long-term debt agreements and capital leases	—	(237,801)	(1,188)	—	(238,989)
Net repayments under revolving credit facility	—		(1,536)	—	(1,536)
Payment of deferred financing costs	(4,473)		—	—	(4,473)
Advances to/from subsidiaries	(190,205)	191,002	(797)	—	—
Net cash provided by (used in) financing activities	970	(46,448)	(3,521)	—	(48,999)
Effect of foreign currency translation on cash balances	—	—	493	—	493
Net change in cash and cash equivalents	—	(2,732)	(352)	—	(3,084)
Cash and cash equivalents at beginning of period	—	15,319	14,058	—	29,377
Cash and cash equivalents at end of period	$ —	$ 12,587	$13,706	$—	$ 26,293

Schedule II

ARC DOCUMENT SOLUTIONS, INC. AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS

(Dollars in thousands)

	Balance at Beginning of Period	Charges to Cost and Expenses	Deductions (1)	Balance at End of Period
Year ended December 31, 2012				
Allowance for accounts receivable	**$3,309**	**$ 456**	**$(1,131)**	**$2,634**
Year ended December 31, 2011				
Allowance for accounts receivable	$4,030	$1,034	$(1,755)	$3,309
Year ended December 31, 2010				
Allowance for accounts receivable	$4,685	$ 966	$(1,621)	$4,030

(1) Deductions represent uncollectible accounts written-off net of recoveries.

EXHIBIT INDEX

Number	Description
3.1	Certificate of Ownership and Merger as filed with Secretary of State of the State of Delaware (incorporated by reference to Exhibit 3.1 to the Registrant's Form 8-K filed December 27, 2012).
3.2	Restated Certificate of Incorporation, filed March 13, 2013.*
3.3	Second Amended and Restated Bylaws, (incorporated by reference to Exhibit 3.1 to the Registrant's Form 8-K filed on October 6, 2009).
4.1	Specimen Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registrant's Form 10-K filed on March 9, 2011).
4.2	Indenture, dated December 1, 2010, among ARC Document Solutions, certain subsidiaries of ARC Document Solutions as guarantors thereto, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Registrant's Form 8-K filed on December 2, 2010).
4.3	Form of 10.5% Senior Note due 2016 (incorporated by reference to Exhibit 4.2 to the Registrant's Form 8-K filed on December 2, 2010).
4.4	Registration Rights Agreement, dated December 1, 2010, among ARC Document Solutions, certain subsidiaries of ARC Document Solutions as guarantors thereto, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representative of the several initial purchasers (incorporated by reference to Exhibit 4.3 to the Registrant's Form 8-K filed on December 2, 2010).
10.1	Credit Agreement, dated as of January 27, 2012, by and among ARC Document Solutions, ARC Reprographics Canada Corp., ARC Digital Canada Corp., and Wells Fargo Bank, National Association, as US Agent and Wells Fargo Capital Finance Corporation Canada, as Canadian Agent and the lenders named therein (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed on February 2, 2012).
10.2	Guaranty and Security Agreement, dated as of January 27, 2012, by and among ARC Document Solutions and the Grantors named therein, and Wells Fargo Bank, National Association, as agent (incorporated by reference to Exhibit 10.2 to the Registrant's Form 8-K filed on February 2, 2012).
10.3	Canadian Guaranty and Security Agreement, dated as of January 27, 2012, by and among ARC Reprographics Canada Corp. and ARC Digital Canada Corp., and Wells Fargo Bank, National Association, as agent (incorporated by reference to Exhibit 10.3 to the Registrant's Form 8-K filed on February 2, 2012).
10.4	ARC Document Solutions 2005 Stock Plan (incorporated by reference to Exhibit 10.7 to the Registrant's Registration Statement on Form S-1 A (Reg. No. 333-119788), as amended on January 13, 2005).^
10.5	Amendment No. 1 to ARC Document Solutions 2005 Stock Plan dated May 22, 2007 (incorporated by reference to Exhibit 10.63 to the Registrant's Form 10-Q filed on August 9, 2007).^
10.6	Amendment No. 2 to ARC Document Solutions 2005 Stock Plan dated May 2, 2008 (incorporated by reference to Exhibit 10.3 to the Registrant's Form 10-Q filed August 8, 2008).^
10.7	Amendment No. 3 to ARC Document Solutions 2005 Stock Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q filed August 7, 2009).^
10.8	Forms of Stock Option Agreements under the 2005 Stock Plan (incorporated by reference to Exhibit 10.8 to the Registrant's Registration Statement on Form S-1 (Reg. No. 333-119788), as filed on October 15, 2004).^
10.9	Forms of Restricted Stock Award Agreements under 2005 Stock Plan (incorporated by reference to Exhibit 10.27 to the Registrant's Registration Statement on Form S-1 A (Reg. No. 333-119788), as amended on December 6, 2004).^

Number	Description
10.10	Form of Restricted Stock Unit Award Agreement under 2005 Stock Plan (incorporated by reference to Exhibit 10.28 to the Registrant's Registration Statement on Form S-1 A (Reg. No. 333-119788), as amended on December 6, 2004).^
10.11	Form of Stock Appreciation Right Agreement under 2005 Stock Plan (incorporated by reference to Exhibit 10.29 to the Registrant's Registration Statement on Form S-1 A (Reg. No. 333-119788), as amended on January 13, 2005).^
10.12	Form of ARC Document Solutions Stock Option Grant Notice — Non-employee Directors (Discretionary Non-statutory Stock Options) (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed on December 16, 2005).^
10.13	Form of ARC Document Solutions Non-employee Directors Nonstatutory Stock Option Agreement (Discretionary Grants) (incorporated by reference to Exhibit 10.2 to the Registrant's Form 8-K filed on December 16, 2005).^
10.14	Amended and Restated ARC Document Solutions 2005 Employee Stock Purchase Plan amended and restated as of July 30, 2009 (incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q filed on November 9, 2009).^
10.15	Lease Agreement, for the premises commonly known as 934 and 940 Venice Boulevard, Los Angeles, CA, dated November 19, 1997, by and between American Reprographics Company, L.L.C. (formerly Ford Graphics Group, L.L.C.) and Sumo Holdings LA, LLC (incorporated by reference to Exhibit 10.10 to the Registrant's Registration Statement on Form S-1 (Reg. No. 333-119788), as filed on October 15, 2004).
10.16	Amendment to Lease for the premises commonly known as 934 and 940 Venice Boulevard, Los Angeles, CA, effective as of August 2, 2005, by and between Sumo Holdings LA, LLC, Landlord and American Reprographics Company, L.L.C. (formerly known as Ford Graphics Group, L.L.C.) Tenant (incorporated by reference to Exhibit 10.2 to the Registrant's Form 10-Q filed on November 14, 2005).
10.17	Lease Agreement for the premises commonly known as 835 West Julian Street, San Jose, CA, dated February 1, 2009, by and between American Reprographics Company, L.L.C. and Sumo Holdings San Jose, LLC (incorporated by reference to Exhibit 10.11 to the Registrant's Registration Statement on Form S-1 (Reg. No. 333-119788), as filed on October 15, 2004).
10.18	Amendment to Lease for the premises commonly known as 835 West Julian Street, San Jose, CA, dated effective February 1, 2009, by and between Sumo Holdings San Jose, LLC, Landlord, and American Reprographics Company, L.L.C. Tenant (incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q filed on May 8, 2009).
10.19	Lease Agreement for the premises commonly known as 17721 Mitchell North, Irvine, CA, dated April 1, 19999, by and between American Reprographics Company, L.L.C. and Sumo Holdings Irvine, LLC (incorporated by reference to Exhibit 10.12 to the Registrant's Registration Statement on Form S-1 (Reg. No. 333-119788), as filed on October 15, 2004).
10.20	Amendment to Lease for the premises commonly known as 17721 Mitchell North, Irvine, CA, effective as of August 2, 2005, by and between Sumo Holdings Irvine, LLC, Lessor and American Reprographics Company, L.L.C., Lessee (incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q filed on November 14, 2005).
10.21	Assignment of Lease and Consent for the premises commonly known as 17721 Mitchell North, Irvine, CA, dated effective April 28, 2009, by and between OCB, LLC, American Reprographics Company, L.L.C. and Sumo Holdings Irvine LLC (incorporated by reference to Exhibit 10.2 to the Registrant's Form 10-Q filed on May 8, 2009).

Number	Description
10.22	Second Amendment to Lease for the premises commonly known as 17721 Mitchell North, Irvine, CA, dated effective April 28, 2009, by and between Sumo Holdings Irvine LLC, Lessor, and OCB, LLC, Lessee, (incorporated by reference to Exhibit 10.3 to the Registrant's Form 10-Q filed on May 8, 2009).
10.23	Lease Agreement for the premises commonly known as 1322 V Street, Sacramento, CA, dated December 1, 1997, by and between American Reprographics Company, L.L.C. (formerly Ford Graphics Group, L.L.C.) and Sumo Holdings Sacramento, LLC (Sacramento Property) (incorporated by reference to Exhibit 10.14 to the Registrant's Registration Statement on Form S-1 (Reg. No. 333-119788), as filed on October 15, 2004).
10.24	Amendment to Lease for the premises commonly known as 1322 V Street, Sacramento, CA, effective as of August 2, 2005, by and between Sumo Holdings Sacramento, LLC, Landlord and American Reprographics Company, L.L.C. (formerly known as Ford Graphics Group, L.L.C.) Tenant (incorporated by reference to Exhibit 10.4 to the Registrant's Form 10-Q filed on November 14, 2005).
10.25	Lease Agreement for the premises commonly known as 345 Clinton Street, Costa Mesa, CA, dated September 23, 2003, by and between American Reprographics Company (dba Consolidated Reprographics) and Sumo Holdings Costa Mesa, LLC (incorporated by reference to Exhibit 10.16 to the Registrant's Registration Statement on Form S-1 (Reg. No. 333-119788), as filed on October 15, 2004).
10.26	Lease Agreement for the premises commonly known as 616 Monterey Pass Road, Monterey Park, CA, by and dated November 19, 1997, between Dieterich-Post Company and American Reprographics Company, L.L.C. (as successor lessee) (incorporated by reference to Exhibit 10.26 to the Registrant's Form 10-K filed on March 1, 2007).
10.27	Indemnification Agreement, dated April 10, 2000, among American Reprographics Company, L.L.C., American Reprographics Holdings, L.L.C., ARC Acquisition Co., L.L.C., Mr. Chandramohan, Mr. Suriyakumar, Micro Device, Inc., Dieterich-Post Company, ZS Ford L.P., and ZS Ford L.L.C. (incorporated by reference to Exhibit 10.19 to the Registrant's Registration Statement on Form S-1 (Reg. No. 333-119788), as filed on October 15, 2004).
10.28	Restricted Stock Award Grant Notice between American Reprographics Company and Mr. Sathiyamurthy Chandramohan dated March 27, 2007 (incorporated by reference to Exhibit 99.1 to the Registrant's Form 8-K filed on March 30, 2007).^
10.29	Amended and Restated Employment Agreement, dated March 21, 2012, between American Reprographics Company and Mr. Kumarakulasingam Suriyakumar (incorporated by reference to Exhibit 10. 1 to the Registrant's Form 8-K (filed on March 21, 2011).^
10.30	Letter Agreement, dated February 21, 2012, by and between American Reprographics Company and Kumarakulasingam Suriyakumar (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K (filed on February 21, 2012).^
10.31	Restricted Stock Award Grant Notice between American Reprographics Company and Mr. Kumarakulasingam Suriyakumar dated March 27, 2007 (incorporated by reference to Exhibit 99.2 to the Registrant's Form 8-K filed on March 30, 2007).^
10.32	Amended and Restated Employment Agreement, dated March 21, 2011, between American Reprographics Company and Mr. Rahul K. Roy (incorporated by reference to Exhibit 10.2 to the Registrant's Form 8-K filed on March 21, 2011).^
10.33	Agreement to Grant Stock dated effective December 7, 2004, between American Reprographics Company and Mr. Rahul K. Roy (incorporated by reference to Exhibit 10.36 to the Registrant's Form 10-K filed on March 31, 2005).^

Number	Description
10.34	Letter Agreement, dated February 21, 2012, by and between American Reprographics Company and Rahul Roy (incorporated by reference to Exhibit 10.3 to the Registrant's Form 8-K filed on February 21, 2012).^
10.35	First Amendment to Agreement to Grant Stock dated May 17, 2006 between American Reprographics Company and Mr. Rahul K. Roy (incorporated by reference to Exhibit 10.48 to the Registrant's Form 10-K filed on March 1, 2007).^
10.36	Amended and Restated Executive Employment Agreement, dated March 21, 2011, between American Reprographics Company and Dilantha Wijesuriya (incorporated by reference to Exhibit 10.3 to the Registrant's Form 8-K filed on March 21, 2011).^
10.37	Letter Agreement, dated February 21, 2012, by and between American Reprographics Company and Dilantha Wijesuriya (incorporated by reference to Exhibit 10.2 to the Registrant's Form 8-K filed on February 21, 2012).^
10.38	Restricted Stock Award Grant Notice between American Reprographics Company and Dilantha Wijesuriya dated October 28, 2009 (incorporated by reference to Exhibit 10.79 to the Registrant's Form 10-K filed on February 26, 2010).^
10.39	Executive Employment Agreement, dated April 14, 2011, between American Reprographics Company and Jorge Avalos, (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed on April 15, 2011).^
10.40	Separation Agreement, dated April 13, 2011, between American Reprographics Company and Jonathan Mather (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed on April 21, 2011).^
10.41	Executive Employment Agreement, dated July 18, 2011, between American Reprographics Company and John E.D. Toth, (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed on July 18, 2011).^
10.42	Form of Indemnification Agreement between ARC Document Solutions, Inc. and each of its Directors and Executive Officers.*
10.43	Amendment No. 1 to Amended and Restated Employment Agreement, dated March 13, 2013, between ARC Document Solutions, Inc. and Mr. Rahul K. Roy.*^
21.1	List of Subsidiaries.*
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.*
31.1	Certification of Principal Executive Officer pursuant to Rules 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
31.2	Certification of Principal Financial Officer pursuant to Rules 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase*

Number	Description
101.DEF	XBRL Taxonomy Extension Definition Linkbase*
101.LAB	XBRL Taxonomy Extension Label Linkbase*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase*

* Filed herewith

^ Indicates management contract or compensatory plan or agreement

Attached as Exhibit 101 to this report are documents formatted in XBRL (Extensible Business Reporting Language). Users of this data are advised pursuant to Rule 406T of Regulation S-T that the interactive data file is deemed not filed or part of a registration statement or prospectus for purposes of section 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, and is otherwise not subject to liability under these sections. The financial information contained in the XBRL-related documents is "unaudited" or "unreviewed."

Exhibit 21.1

LIST OF SUBSIDIARIES

	Jurisdiction of Formation	Doing Business As
American Reprographics Company, L.L.C.	California	American Draftsource
		ARC
		ARC — Central
		ARC — Mesa
		ARC — Pacific
		ARC — Pacific Northwest
		ARC — Western
		ARC Digital Imaging
		ARC Imaging Resources
		ARC Socal — North
		Blair Graphics
		Blue Print Service Company
		Blueprints Plus
		BPS Reprographics
		Brownie's Digital Imaging
		Central Valley Reprographics
		City Digital Imaging
		Consolidated Reprographics
		Dieterich — Post
		Digital Reprographics
		Elite Reprographics
		FDC Digital Imaging Solutions
		Ford Graphics
		Ford Graphics Seattle
		Hudson Reprographics
		IDM Group
		Independent Printing Company
		InPrint
		Kestrel Blueprint Company
		KV Blueprint
		Mercury — LDO
		Micro Device
		Mossner
		Mossner IDM
		OCB
		Olympic Reprographics
		Peninsula Digital
		Peninsula Digital Imaging
		Pikes Peak Reprographics
		Reliable Graphics
		Repro Northwest
		Reprographics Northwest
		Riot Creative Imaging
		San Jose Blue
		SBD Reprographics
		Scottblue Reprographics
		Stockton Blue

	Jurisdiction of Formation	Doing Business As
		Stockton Blueprint and Supply Company
		SubHub
		Superior Reprographics
		Tacoma Reprographics
		The Blue Print Company
		The PEiR Group
		Wray's Enterprises
American Reprographics Company India Private Limited	India	
ARC — UK Technologies Limited	United Kingdom	
ARC Acquisition Corporation	California	
ARC Digital Canada Corp.	British Columbia	ARC
ARC Document Solutions Australia Pty Limited	Australia	
ARC Reprographics Canada Corp	British Columbia	
ARC Reprographics Hong Kong, Limited	Hong Kong	
ARC Technology Bermuda, Ltd.	Bermuda	
BPI Repro, LLC	California	ARC
		ARC — Pennsylvania
		BP Independent
		Riot Creative Imaging
ERS Digital, Inc.	Minnesota	ARC
		ARC — Central
		ARC — Mesa
		ARC Document Solutions
		ARC Imaging Resources
		Atlas Blueprint
		Dayton Blue Print Company
		DBS Engineering Repro Systems
		Detroit Reprographics
		Dunn Blue Print Company
		eBlueprint
		Gwyer Reprographics
		Letter Perfect Design
		Queen City Reprographics
		Resource Imaging Supply
		Riot Creative Imaging
		RK Digital
		Veenestra
		Wagner Repro & Supply
Henan UNIS Waytron Document Technology Co., Ltd.	People's Republic of China	
Licensing Services International, LLC	California	
Mirror Plus Technologies, Inc.	California	ARC
Planwell, LLC	California	Planwell Licensing
		Planwell Professional Services
		The PEiR Group
		SubHub
Reprografia Digital de Mexico, S.A. de C.V.	Mexico	

	Jurisdiction of Formation	Doing Business As
Reprographics Fort Worth, Inc.	Delaware	
Ridgway's, LLC	Texas	A&E Supply Company
		A-C Reproduction Company
		A-Plus Digital Reprographics
		AEC Systems
		American Reprographics Southeast
		ARC
		ARC — Delaware
		ARC — Eastern
		ARC — FL
		ARC — Florida
		ARC — LA Gulf Coast
		ARC — Pacific Northwest
		ARC — Southern
		ARC — MA
		ARC — Maryland
		ARC — Oklahoma Central
		ARC — Texas
		ARC BIM Services Group
		ARC Document Solutions
		Blueprints Plus
		Crest Graphics
		Ford Graphics
		Ford Graphics Seattle
		Georgia Blue
		Imaging Technologies Services
		IT Plus Technologies
		Kansas Blue print
		Kestrel Blueprint Company
		Mathias Reprographics
		MBC Precision Imaging
		Metro Digital Imaging
		Micro Device
		Mix Imaging
		NGI
		NGI Digital
		NPI Digital
		Orlando Reprographics
		Pennsylvania Ridgway's. LLC
		Rapid Blueprint Supply Co.
		RCMS
		RCMS Group
		Repro Northwest
		Reprographics Arlington
		Reprographics Dallas
		Reprographics Fort Worth
		Reprographics Roanoke
		Rhode Island Blueprint
		Ridgway's Best Digital
		Ridgway's Digital Imaging of Destin
		Ridgway's IL, LLC
		Ridgway's MD, LLC
		Ridgway's NY, LLC

	Jurisdiction of Formation	Doing Business As
		Riot Creative Imaging
		Riot Creative Imaging
		StratoGrafix
		Superior Reprographics
		Tacoma Reprographics
		Tampa Reprographics
		Torrence Document Service
		T-Square Express
		University Imaging
		Western Blue Print Company
Shanghai UNIS Printing Technology Co., Ltd.	People's Republic of China	
Shenzhen UNIS — Printing Document Solutions Co., Ltd.		
UNIS Document Solutions Co., Ltd.	People's Republic of China	

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-141009 and 333-132530 on Form S-3 and Registration Statement No. 333-122637 on Form S-8 of our report dated March 13, 2013 relating to the consolidated financial statements and financial statement schedule of ARC Document Solutions, Inc. and subsidiaries, and the effectiveness of ARC Document Solutions, Inc. and subsidiaries' internal control over financial reporting, appearing in the Annual Report on Form 10-K of ARC Document Solutions, Inc. for the year ended December 31, 2012.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California
March 13, 2013

Exhibit 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO RULE 13A-14(A) AND RULE 15D-14(A) OF THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Kumarakulasingam Suriyakumar, certify that:

1. I have reviewed this Annual Report on Form 10-K of ARC Document Solutions, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

/s/ KUMARAKULASINGAM SURIYAKUMAR

Kumarakulasingam Suriyakumar
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

Date: March 13, 2013

Exhibit 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO RULE 13A-14(A) AND RULE 15D-14(A) OF THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John E.D. Toth, certify that:

1. I have reviewed this Annual Report on Form 10-K of ARC Document Solutions, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

/s/ JOHN E.D. TOTH

John E.D. Toth
Chief Financial Officer
(Principal Financial Officer)

Date: March 13, 2013

Exhibit 32.1

**CERTIFICATION
PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of ARC Document Solutions, Inc. (the "Company") on Form 10-K for the year ended December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kumarakulasingam Suriyakumar, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ KUMARAKULASINGAM SURIYAKUMAR

Kumarakulasingam Suriyakumar
Chairman, President and Chief Executive Officer

Date: March 13, 2013

Exhibit 32.2

CERTIFICATION
PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of ARC Document Solutions, Inc. (the "Company") on Form 10-K for the year ended December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, John E.D. Toth, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ JOHN E.D. TOTH

John E.D. Toth
Chief Financial Officer and Secretary

Date: March 13, 2013

[THIS PAGE INTENTIONALLY LEFT BLANK]

Investor Information

Corporate Headquarters:
ARC Document Solutions
1981 N. Broadway
Suite 385
Walnut Creek, CA 94596
(925) 949-5100

For **Investor Relations** inquiries, please contact David Stickney, Vice President of Corporate Communications at (925) 949-5100. General Information about the Company and copies of the Company's Annual Report on Form 10-K and other U.S. Securities and Exchange Commission filings can be obtained by calling (925) 949-5100 or online at www.e-arc.com.

Stock Exchange Listing:
New York Stock Exchange
Ticker Symbol: ARC

Transfer Agent:
Wells Fargo Bank, N.A.
Shareowner Services
161 North Concord Exchange
South Saint Paul, MN 55075
(800) 468-9716 or (651) 450-4064

Auditors:
Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071
(213) 688-0800

Executive Officers:

K. Suriyakumar
Chairman, President and
Chief Executive Officer

John E.D. Toth
Chief Financial Officer and Secretary

Rahul K. Roy
Chief Technology Officer

Dilantha Wijesuriya
Chief Operating Officer

Jorge Avalos
Chief Accounting Officer and
Vice President Finance

Board of Directors:

K. Suriyakumar
Chairman, President and
Chief Executive Officer

Thomas J. Formolo
Director

Dewitt Kerry McCluggage
Director

James F. McNulty
Director

Mark W. Mealy
Director

Manuel J. Perez de la Mesa
Director

Eriberto R. Scocimara
Director

This Annual Report contains forward-looking statements that are based on current opinions, estimates and assumptions of management regarding future events and the future financial performance of the Company. Words such as "anticipates," "projects," "expect" and similar expressions identify forward-looking statements and all statements other than statements of historical fact, including, but not limited to, any projections regarding earnings, revenues and financial performance of the Company, could be deemed forward-looking statements. We caution you that such statements are only predictions and are subject to certain risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Factors that could cause our actual results to differ materially from those set forth in the forward-looking statements include, but are not limited to the slow pace of recovery downturn in the architectural, engineering and construction industries specifically; our ability to streamline operations and reduce and/or manage costs; our failure to develop new revenue streams; competition in our industry and innovation by our competitors; our failure to anticipate and adapt to future changes in our industry; our failure to take advantage of market opportunities and/or to complete acquisitions; our dependence on certain key vendors for equipment, maintenance services and supplies; damage or disruption to our facilities, our technology centers, our vendors or a majority of our customers; and our failure to continue to develop and introduce new services successfully. The foregoing list of risks and uncertainties is illustrative but is by no means exhaustive. For more information on factors that may affect our future performance, please review our periodic filings with the U.S. Securities and Exchange Commission, and specifically the risk factors set forth in our most recent reports on Form 10-K and Form 10-Q. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.



Document Solutions

1981 N. Broadway
Suite 385
Walnut Creek, CA 94596

Phone (925) 949-5100
www.e-arc.com

NYSE-traded/Ticker: ARC